ANNUAL INFORMATION FORM

FOR THE YEAR ENDED DECEMBER 31, 2020

March 31, 2021

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

MATERIAL CONTRACTS	120

INTERESTS OF EXPERTS	120

ADDITIONAL INFORMATION	121

APPENDIX "A"	A-1

925 West Georgia Street, Suite 1800, Vancouver, B.C., Canada V6C 3L2
Phone: 604.688.3033 | Fax: 604.639.8873| Toll Free: 1.866.529.2807 | Email: info@firstmajestic.com
www.firstmajestic.com

PRELIMINARY NOTES

Date of Information

Unless otherwise indicated, all information contained in this Annual Information Form ("AIF") of First Majestic Silver Corp. ("First Majestic" or the "Company") is as of December 31, 2020.

Financial Information

The Company's financial results are prepared and reported in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board ("IFRS") and are presented in United States dollars.

Forward-looking Information

Certain statements contained in this AIF constitute forward-looking information or forward-looking statements under applicable securities laws (collectively, "forward-looking statements"). These statements relate to future events or the Company's future performance, business prospects or opportunities. Forward-looking statements include, but are not limited to: completion of the proposed acquisition of Jerritt Canyon Canada Ltd., future financings, the redemption and/or conversion of the Company's securities, statements with respect to the Company's business strategy, future planning processes, commercial mining operations, anticipated mineral recoveries, projected quantities of future mineral production, interpretation of drill results and other technical data, anticipated development, expansion, exploration activities and production rates and mine plans and mine life, the estimated cost and timing of plant improvements at the Company's operating mines and development of the Company's development projects, the timing of completion of exploration and drilling programs and preparation of technical reports, viability of the Company's projects, the restarting of operations at the Company's non‐operating mines, anticipated reclamation and decommissioning activities, conversion of mineral resources to proven and probable mineral reserves, potential metal recovery rates, analyses and other information that are based on forecasts of future results, estimates of amounts not yet determinable, statements with respect to the Company's future financial position including operating efficiencies, cash flow, capital budgets, costs and expenditures, cost savings, allocation of capital, the extension of the New Credit Facility, the Company's share price, payment of dividends, statements with respect to the recovery of value added tax receivables and the tax regime in México, the conduct or outcome of outstanding litigation, regulatory proceedings, negotiations or proceedings under NAFTA (as hereinafter defined) or other claims, the Company's plans with respect to enforcement of certain judgments in favour of the Company and the likelihood of collection under those judgments, the Company's ability to comply with future legislation or regulations including proposed new Mexican outsourcing legislation or amendment to demonopolization legislation, the Company's intent to comply with future regulatory and compliance matters, future regulatory trends, future market conditions, future staffing levels and needs, assessment of future opportunities of the Company, future payments of dividends by the Company, assumptions of management, maintaining relations with local communities, maintaining relations with employees, renewing contracts related to material properties, the Share Repurchase Program (as hereinafter defined), and expectations regarding the effect of the COVID-19 (as hereinafter defined) pandemic on the Company's operations, the global economy and the market for the Company's products and securities. All statements other than statements of historical fact may be forward-looking statements. Statements concerning proven and probable mineral reserves and mineral resource estimates may also be deemed to constitute forward-looking statements to the extent that they involve estimates of the mineralization that will be encountered as and if the property is developed, and in the case of Measured and Indicated Mineral Resources or Proven and Probable Mineral Reserves, such statements reflect the conclusion based on certain assumptions that the mineral deposit can be economically exploited. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "seek", "anticipate", "plan", "continue", "estimate", "expect", "may", "will", "project", "predict", "forecast", "potential", "targeting", "intend", "could", "might", "should", "believe" and similar expressions) are not statements of historical fact and may be "forward-looking statements".

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. These forward-looking statements involve risks and uncertainties relating to, among other things, satisfaction or waiver of the conditions to closing of the acquisition of Jerritt Canyon Canada Ltd., global economic conditions, including public health threats, changes in commodity prices and, particularly, silver prices, changes in exchange rates, access to skilled mining development and mill production personnel, labour relations, costs of labour, relations with local communities and aboriginal groups, results of exploration and development activities, accuracy of resource estimates, uninsured risks, defects in title, availability and costs of materials and equipment, inability to meet future financing needs on acceptable terms, changes in national or local governments, changes in applicable legislation or application thereof, timeliness of government approvals, actual performance of facilities, equipment, and processes relative to specifications and expectations and unanticipated environmental impacts on operations. Additional factors that could cause actual results to differ materially include, but are not limited to, the risk factors described herein. See "Risk Factors".

The Company believes that the expectations reflected in those forward-looking statements are reasonable, but no assurance can be given that these expectations will prove to be correct and such forward-looking statements included in, or incorporated by reference into, this AIF should not be unduly relied upon. These statements speak only as of the date of this AIF or as of the date specified in the documents incorporated by reference into this AIF, as the case may be. The Company does not intend, and does not assume any obligation, to update these forward-looking statements, except as required by applicable laws. Actual results may differ materially from those expressed or implied by such forward-looking statements.

Cautionary Notes to U.S. Investors Concerning Reserve and Resource Estimates

This AIF has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. All mining terms used herein but not otherwise defined have the meanings set forth in National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The definitions of Proven and Probable Mineral Reserves ("Mineral Reserves" or "Reserves") used in NI 43-101 differ from the definitions in the SEC Industry Guide 7. Under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year history average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

In addition, the terms "Mineral Resource", "Measured Mineral Resource", "Indicated Mineral Resource" and "Inferred Mineral Resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and normally are not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred Mineral Resources" have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian securities laws, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in certain specific cases. Additionally, disclosure of "contained ounces" in a resource is permitted disclosure under Canadian securities laws, however the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measurements.

Accordingly, information contained in this AIF containing descriptions of the Company's mineral deposits may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements of United States federal securities laws and the rules and regulations thereunder.

Currency and Exchange Rate Information

The Company uses the US dollar as its presentation currency. This AIF contains references to both U.S. dollars and Canadian dollars. All dollar amounts (i.e. "$" or "US$"), unless otherwise indicated, are expressed in U.S. dollars and Canadian dollars are referred to as "C$".

On December 31, 2020, the exchange rate of Canadian dollars into US dollars, being the average exchange rate published by the Bank of Canada was US$1.00 equals C$1.2732.

GLOSSARY OF CERTAIN TECHNICAL TERMS

Following is a description of certain technical terms and abbreviations used in this AIF.

"Ag" means silver.

"Ag-Eq" means silver equivalent.

"AISC" means all-in sustaining costs.

"Au" means gold.

"BQ" means a standard wire line bit size which produces a core diameter of 37 millimetres.

"CCD" means counter-current decantation, a separation technique involving water or solution and a solid.

"Concentrate" means partially purified ore.

"CRMs" means certified reference materials.

"DD" means diamond drill.

"Doré" means a mixture of gold and silver in cast bars, as bullion.

"Fe" means iron.

"g/t" means grams per tonne.

"Grade" means the metal content of ore in grams per tonne or percent.

"HQ" means a standard wire line bit size which produces a core diameter of 63 millimetres.

"Indicated Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

"Inferred Mineral Resource" means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological grade and continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes.

"Life of Mine" or "LOM" means the time in which, through the employment of the available capital, the ore reserves, or such reasonable extension of the ore reserves as conservative geological analysis may justify, will be extracted.

"Ma" means millions of years.

"Measured Mineral Resource" means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes that are spaced closely enough to confirm both geological and grade continuity.

"Merrill-Crowe" means a separation technique for extracting silver and gold from a cyanide solution.

"Mineral Reserve" means the economically mineable part of a Measured Mineral Resource or Indicated Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

"Mineral Resource" means a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.

"NQ" means a standard wire line bit size which produces a core diameter of 48 millimetres.

"NSR" means net smelter royalty.

"Oxides" or "Oxide Ore" means a mixture of valuable minerals and gangue minerals from which at least one of the minerals can be extracted.

"Pb" means lead.

"Probable Mineral Reserve" means the economically mineable part of an Indicated Mineral Resource, and in some circumstances, a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

"Proven Mineral Reserve" means the economically mineable part of a Measured Mineral Resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

"QA/QC" means quality assurance and quality control.

"RC" means reverse circulation, a type of drilling.

"Reserves" means Mineral Reserves.

"Resources" means Mineral Resources.

"Run of Mine" or "ROM" means ore in its natural, unprocessed state.

"Specific Gravity" or "SG" means a measurement that determines the density of minerals.

"Sulphide Minerals" or "Sulphide Ore" means any member of a group of compounds of sulfur with one or more metals.

"tpd" means metric tonnes per day.

"UG" means underground.

"Zn" means zinc.

CORPORATE STRUCTURE

Name, Address and Incorporation

First Majestic is a company existing under the Business Corporations Act (British Columbia) (the "BCBCA") Since incorporation, First Majestic has undergone three name changes. The last name change occurred on November 22, 2006, when the Company adopted its current name.

The Company's head office is located at Suite 1800 - 925 W. Georgia Street, Vancouver, British Columbia, Canada, V6C 3L2 and its registered office is located at 666 Burrard Street, Suite 2500, Vancouver, British Columbia, V6C 2X8.

The Company is a reporting issuer in each of the provinces of Canada.

Intercorporate Relationships

The chart set out below illustrates the corporate structure of the Company and its material subsidiaries, their respective jurisdictions of incorporation, the percentage of voting securities held and their respective interests in the Company's material mining properties.

DESCRIPTION OF BUSINESS

General

The Company is in the business of the production, development, exploration and acquisition of mineral properties with a focus on silver and gold production in México. As such, the Company's business is dependent on foreign operations in México. The common shares of the Company trade on the Toronto Stock Exchange ("TSX") under the symbol "FR" and on the New York Stock Exchange ("NYSE") under the symbol "AG". The Company's common shares are also quoted on the Frankfurt Stock Exchange under the symbol "FMV".

The Company owns and operates three producing mines in México:

1. the San Dimas Silver/Gold Mine in Durango State ("San Dimas Silver/Gold Mine" or "San Dimas");

2. the Santa Elena Silver/Gold Mine in Sonora State ("Santa Elena Silver/Gold Mine" or "Santa Elena"); and

3. the La Encantada Silver Mine in Coahuila State ("La Encantada Silver Mine" or "La Encantada").

The Company also owns several non-material mines which are under care and maintenance:

1. the San Martín Silver Mine in Jalisco State ("San Martín Silver Mine" or "San Martín");

2. the La Parrilla Silver Mine in Durango State ("La Parrilla Silver Mine" or "La Parrilla");

3. the Del Toro Silver Mine in Zacatecas State ("Del Toro Silver Mine" or "Del Toro"); and

4. the La Guitarra Silver Mine in México State ("La Guitarra Silver Mine" or "La Guitarra").

The Company also owns two advanced-stage silver development projects in México: the La Luz Silver Project in San Luis Potosi State and La Joya Silver Project in Durango State (currently under option), as well as a number of exploration projects in México.  Up until the end of March, 2020, the Company also owned the Plomosas Silver Project, an additional advanced stage silver project located in Sinaloa State. The Plomosas Silver Project was acquired on March 27, 2020 by GR Silver Mining Ltd. ("GR Silver") through its purchase of all of the issued and outstanding shares of Minera La Rastra, S.A. de C.V. which held 100% of the Plomosas Silver Project.  The Company does not consider its mines under care and maintenance or its advanced-stage silver development projects to be material properties for the purposes of National Instrument 51-102 - Continuous Disclosure Obligations ("NI 51-102") or NI 43-101.

The Company's business is not materially affected by intangibles such as licences, patents and trademarks, nor is it significantly affected by seasonal changes other than weather. The Company is not aware of any aspect of its business that may be affected in the current financial year by renegotiation or termination of contracts.

At December 31, 2020, the Company had 39 employees and contractors based in its Vancouver corporate office, 216 employees and contractors in its Durango offices, 27 employees in its México City office, four employees or contractors in Switzerland, three employees or contractors in Barbados and approximately 4,908 employees, contractors and other personnel in various mining and project locations in México. Additional consultants are also retained from time to time for specific corporate activities, development and exploration programs.

GENERAL DEVELOPMENT OF THE BUSINESS

History

Since inception in 2003, First Majestic has been in the business of acquiring, exploring and developing silver properties and producing primarily silver and other metals from its mines located in México.

Over the past 18 years, the Company has assembled a portfolio of silver mines, properties and projects which presently consists of three producing mines which it owns and operates in México, four mines under care and maintenance, and two advanced-stage development silver projects as well as a number of exploration projects.

The Company's mines and development projects are as follows:

Producing Silver Mines	Location	Acquired
La Encantada Silver Mine	Coahuila State, México	November 2006 to March 2007
Santa Elena Silver/Gold Mine	Sonora State, México	October 2015
San Dimas Silver/Gold Mine	Durango State, México	May 2018

Mines under Care and Maintenance	Location	Acquired
La Parrilla Silver Mine	Durango State, México	January 2004
Del Toro Silver Mine	Zacatecas State, México	March 2004 to August 2005
San Martín Silver Mine	Jalisco State, México	May 2006 to September 2006
La Guitarra Silver Mine	México State, México	July 2012

Development Projects	Location	Acquired
La Luz Silver Project	San Luis Potosí State, México	November 2009
La Joya Silver Project	Durango State, México	October 2015

Most Recent Three Years

2018

Acquisition of Primero

On January 12, 2018, the Company announced that it had entered into an arrangement agreement (the "Arrangement Agreement") with Primero Mining Corp. ("Primero") pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of Primero (each, a "Primero Share") in exchange for 0.03325 of a common share of the Company (each, a "Common Share") per Primero Share (the "Exchange Ratio").

On May 10, 2018 the Company announced the completion of the acquisition of Primero pursuant to a plan of arrangement pursuant to an arrangement agreement (the "Arrangement"). The Company issued an aggregate of 6,418,594 Common Shares in exchange for all of the issued and outstanding Primero Shares and 221,908 replacement stock options (the "Replacement Stock Options") to the holders of outstanding stock options of Primero. In addition, following closing of the Arrangement all of the existing and outstanding share purchase warrants of Primero ("Primero Warrants") became exercisable to acquire 366,124 Common Shares at an exercise price adjusted by the Exchange Ratio. All such Primero Warrants have subsequently expired. The Arrangement also provided that upon the Arrangement becoming effective all existing deferred share units and phantom share units of Primero were paid out in cash in an amount equal to C$0.30 per deferred share unit or phantom share unit, as applicable. Upon closing of the Arrangement, Primero became a wholly‐owned subsidiary of the Company and the former Primero shareholders became shareholders of the Company.

Transactions Related to the Arrangement

Primero Convertible Debentures

On February 9, 2015, Primero issued $75.8 million principal amount of 5.75% convertible unsecured subordinated debentures (the "Primero Debentures") pursuant to a trust indenture between Primero and Computershare Trust Company of Canada (the "Primero Indenture"). In connection with the Arrangement, on March 13, 2018 the holders of the Primero Debentures approved a resolution pursuant to the Primero Indenture authorizing the acceleration of the maturity date of the Primero Debentures from February 28, 2020 to the next business day following closing of the Arrangement. As a result, the Primero Debentures matured on May 11, 2018 and were paid out in full.

Stream Agreements

Primero was a party to a streaming arrangement with Silver Wheaton Corp., now Wheaton Precious Metals Corp. ("Wheaton"), and Silver Wheaton (Caymans) Ltd., now Wheaton Precious Metals International Ltd. ("WPMI"), a subsidiary of Wheaton, pursuant to which Silver Trading (Barbados) Limited ("STB"), a Barbados incorporated subsidiary of Primero, agreed to sell certain amounts of silver produced at the San Dimas Mine to WPMI (the "Prior San Dimas Stream Agreement").

On May 10, 2018 and in connection with the Arrangement, the Prior San Dimas Stream Agreement was terminated between STB and WPMI. The Company concurrently issued to WPMI 20,914,590 Common Shares and entered into a new precious metal purchase agreement (the "New San Dimas Stream Agreement ") with WPMI and FM Metal Trading (Barbados) Inc. ("FMMTB"), a wholly-owned subsidiary of the Company. Pursuant to the New San Dimas Stream Agreement, WPMI is entitled to receive from the San Dimas mine via FMMTB 25% of the gold equivalent production of San Dimas converted at a fixed exchange ratio of silver to gold at 70 to 1 for ongoing payments by WPMI equal to the lesser of (i) $600 (subject to an annual inflation adjustment) per gold equivalent ounce and (ii) the prevailing market price, for each gold equivalent ounce delivered to an offtaker under the agreement. Should the average gold to silver ratio over a six month period exceed 90:1 or fall below 50:1, the fixed exchange ratio would be increased to 90:1 or decreased to 50:1, respectively. WPMI was granted a security interest over the San Dimas mine securing the obligations of the Company, and such security interest ranks pari passu with the security interests provided to the Lenders under the New Credit Facility (as described below) and are governed by an intercreditor and collateral agency and proceeds agreement.

New Credit Facility

On February 8, 2016, the Company entered into a credit agreement with The Bank of Nova Scotia ("Scotia Bank") and Investec Bank PLC as lenders in connection with a senior secured credit facility (the "Prior Credit Facility") consisting of a $25 million revolving credit line and a $35 million term loan. The Prior Credit Facility was guaranteed by certain subsidiaries of the Company and was secured by a first charge against the assets of the Company and such subsidiaries. The term loan was repayable in quarterly instalments plus related interest. The revolving credit line was to terminate on maturity, being February 8, 2019.

On May 10, 2018 the Company entered into an amended and restated credit agreement (the "Credit Agreement") with Scotia Bank, Bank of Montreal and Investec Bank PLC, each as lenders (the "Lenders") for a period of five years, expiring on May 9, 2021. Pursuant to the Credit Agreement, the Lenders agreed, among other things, to provide First Majestic with a $75 million senior secured revolving term credit facility (the "New Credit Facility"). The New Credit Facility replaced the Prior Credit Facility and the prior credit facility of Primero.

The New Credit Facility contains market financial covenants including the following, each tested quarterly on a consolidated basis: (a) a leverage ratio based on total debt to rolling four quarters adjusted EBITDA of not more than 3.00 to 1.00; (b) an interest coverage ratio, based on rolling four quarters adjusted EBITDA divided by interest payments, of not less than 4.00 to 1.00; and (c) tangible net worth of not less than $563.5 million plus 50% of its positive earnings subsequent to June 30, 2018. The New Credit Facility also provides for negative and positive covenants, customary for these types of facilities, including standard indebtedness baskets such as capital leases (up to $30 million).

Scotia Bank, on behalf of the Lenders, took a perfected security interest in all the Company's present and future assets, both real and personal, and of certain of the Company's material subsidiaries. Such security interest is first-ranking with the exception of the security granted over the San Dimas Mine securing obligations to WPMI under the New San Dimas Stream Agreement. The security interests provided to WPMI rank pari passu with the security interests provided to the Lenders under the New Credit Facility and are governed by an intercreditor and collateral agency and proceeds agreement.

Convertible Debt Offering

On January 29, 2018, the Company announced the closing of its offering of $150 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the "Initial Notes"). The initial conversion rate for the Initial Notes is 104.3297 Common Shares per $1,000 principal amount of Initial Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share. The Company used the net proceeds from the offering of the Initial Notes to fund the pay out of the Primero Debentures, certain costs and expenses associated with the acquisition of Primero and for general corporate purposes.

On February 15, 2018, the Company announced the issuance of an additional $6.5 million aggregate principal amount of 1.875% unsecured convertible senior notes due 2023 (the "Over-Allotment Notes") pursuant to the exercise in part of the over-allotment option granted to the initial purchasers of the Initial Notes. The Over-Allotment Notes have the same terms as the Initial Notes, including the initial conversion rate and initial conversion price.

The Initial Notes and Over-Allotment Notes are governed by an indenture (the "Note Indenture") entered into between the Company and Computershare Trust Company, N.A. on January 29, 2018. A copy of the Note Indenture is available under the Company's profile on SEDAR at www.sedar.com.

Other Corporate Events

On May 9, 2018 the Company announced that its board of directors had adopted certain amendments to its advance notice policy (the "Advance Notice Policy") relating to director nominations. Pursuant to the Advance Notice Policy, the board has discretion to require a proposed director nominee to provide such information as the board may reasonably require to determine eligibility to act as a director or that could be material to a reasonable shareholder's understanding of the independence of the proposed nominee. Pursuant to these amendments, such discretion was limited such that the board may now only require the nominee to provide such information as may be required by law or stock exchange rules to determine eligibility to act as a director. The amendments further provided that any adjournment or postponement of a shareholder meeting will automatically extend the nomination deadline for a proposed director nominee.

On July 16, 2018 the Company announced its intention to place La Guitarra mine under care and maintenance which became effective on August 3, 2018. The Company considers that the La Guitarra mine is not at present material to its overall business operations. The Company is reviewing strategic options, including the potential sale of the operation, in order to reallocate capital and resources to its other projects.

On September 10, 2018 the Company announced that it had completed a 100% earn-in on both the Ermitaño and Cumobabi projects in Sonora State, México pursuant to option agreements with Evrim Resources Corp ("Evrim"). Pursuant to the exercise of these options, First Majestic made a $1.5 million cash payment to Evrim and granted, in accordance with the original 2014 option agreements, a 2% net smelter royalty ("NSR") in respect of the Ermitaño project and a 1.5% NSR in respect of the Cumobabi project.

On November 5, 2018, the Company announced it filed a final short form base shelf prospectus (the "Prior Base Shelf Prospectus") with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 (the "Prior Registration Statement") with the United States Securities and Exchange Commission (the "SEC"). The Prior Base Shelf Prospectus and Registration Statement allowed the Company to make offerings of Common Shares, subscription receipts, units, warrants or any combination thereof of up to $300 million during the 25-month period that the Prior Base Shelf Prospectus and Prior Registration Statement remained effective in the United States and Canada (except for the territories and the Province of Quebec).

On December 27, 2018, the Company entered into an equity distribution agreement with BMO Capital Markets Corp. ("BMO Capital") pursuant to which the Company sold an aggregate of 8,039,363 Common Shares for aggregate gross proceeds to the Company of $50.0 million (the "2018 ATM Offering"). The 2018 ATM Offering was made by way of a prospectus supplement dated December 27, 2018. Sales of Common Shares were made through "at-the-market distributions" as defined in the Canadian Securities Administrators' National Instrument 44-102-Shelf Distributions ("NI 44-102"), including sales made directly on the NYSE. All sales made under the 2018 ATM Offering were made by means of ordinary brokers' transactions on the NYSE at market prices. No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada. The 2018 ATM Offering was fully sold and the Company completed distributions under the 2018 ATM Offering on June 4, 2019.

On November 2, 2018, Republic Metals Corporation ("Republic") filed for protection under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of New York (the "Bankruptcy Court"). The Company had in the past engaged Republic to refine doré from certain of the Company's mines, and as of such date Republic was in possession of approximately 281,000 ounces of silver and 5,528 ounces of gold owned by the Company. As of December 31, 2018, the Company wrote down a total of $7.5 million in inventory as a result of this matter.

The Company retained legal counsel to assert its legal right for the return of its material and to consider alternative legal remedies. On August 21, 2019, the Bankruptcy Court issued an Order granting the Company a settlement payment of $1.6 million in immediately available funds. The Company was also granted an allowed administrative expense claim against Republic under section 503(b)(9) of the United States Bankruptcy Code in the amount of $5.0 million (the "Allowed 503(b)(9) Claim") and an allowed general unsecured claim against Republic in the amount of approximately $5.3 million (the "Allowed GUC"). On May 7, 2020, the Company received a further $526,244 settlement.  The Company does not expect to recover any additional funds through bankruptcy proceedings, including its Allowed 503(b)(9) Claim or its Allowed GUC. The Company maintains relationships with other refineries and has not experienced any material disruption in its overall production as a result of these matters.

2019

In May 2019, the Company announced the departure of its Chief Operating Officer, Dustin VanDoorselaere.

In July 2019, the Company announced the appointment of Sophie Hsia as General Counsel.

In July 2019, the Company announced the temporary suspension of all mining and processing activities at the San Martin operation due to a growing level of insecurity in the area and safety concerns for the Company's workforce. The Company is working with authorities to attempt to secure the area in anticipation of restarting the operation, although it is not known when that might occur.

The Company entered into an equity distribution agreement dated August 7, 2019 (the "2019 Sales Agreement") with the BMO Capital pursuant to which the Company sold an aggregate of 4,437,957 Common Shares for aggregate gross proceeds to the Company of $48.4 million (the "2019 ATM Offering"). The 2019 ATM Offering was made by way of a prospectus supplement dated August 7, 2019. Sales of Common Shares were made through "at-the-market distributions" as defined in NI 44-102, including sales made directly on the NYSE, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. All sales of Common Shares made under the 2019 Sales Agreement were made by means of ordinary brokers' transactions on the NYSE at market prices. No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada. The Company completed distributions under the 2019 ATM Offering on February 24, 2020.

The La Parrilla operation was placed on temporary suspension on September 2, 2019.

Dr. David Shaw retired from the Board of Directors effective December 31, 2019.

2020

The Board of Directors appointed Dr. Nicole Adshead-Bell as a Director of the Company effective January 1, 2020.

On January 21, 2020, the Company announced that the Del Toro operations were being temporarily suspended in 2020 in order to improve the Company's cash flow and profit margins while focusing on an expanded drill program in the area.

On February 3, 2020, the Company appointed Mr. Steven Holmes as Chief Operating Officer.

In March 2020, the Company sold its Plomosas Silver Project to GR Silver for total consideration of $1.7 million, consisting of 17,097,500 common shares of GR Silver with a fair value of $1.7 million on the measurement date, C$100,000 in cash and a 2% net smelter return royalty on the Plomosas project with half of the NSR being subject to a buy-back option for C$1,000,000.

On April 3, 2020, the Company announced the temporary suspension of operations at San Dimas, Santa Elena and La Encantada in accordance with the Mexican Ministry of Health's Federal Decree to mitigate the spread of COVID-19.

On April 14, 2020, the Company announced total production in the first quarter of 2020 reached 6.2 million silver equivalent ounces consisting of 3.2 million ounces of silver and 32,202 ounces of gold. The Company further confirmed that it had withdrawn its 2020 production and costs guidance as a result of the Mexican Ministry of Health Federal Decree to temporarily suspend all mining operations.

On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and which enabled the company to apply to restart operations on May 18, 2020. On May 23, 2020, the Mexican government authorized the Company to restart its mining operations. As a result, the Company initiated restart procedures at San Dimas, Santa Elena and La Encantada, while maintaining strict sanitary controls and supporting the local communities. Each of San Dimas, Santa Elena and La Encantada have since resumed normal operations. Worker availability at the Company's mine sites has at times been limited but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors to replace vulnerable workers (as defined by the Mexican Ministry of Health). The Company has responded to the threat of COVID-19 through implementation of the following measures:

  implemented preventative control measures including social distancing, personal protective equipment protocols, remote working, cancellation of any non‐essential visits to the mines, comprehensive sanitation measures for the workplace and Company transportation, and pre‐screening for virus symptoms;
  construction of a temporary camp at Santa Elena which can accommodate up to 310 workers;
  managing supply chain risk and disruption by maintaining constant communication with major suppliers and contractors and increasing supplies inventory levels at all units;
  supporting local communities by sponsoring health professionals, medical equipment, personal protective equipment, medicine and health supplements;

  deferring a substantial amount of discretionary capital expenditures into 2021 to maintain a strong balance sheet;
  proactively engaging with local communities and other stakeholders to reduce the risk of COVID‐19 from entering the Company's host communities;
  implementing programs within the Company's areas of influence to increase awareness of the COVID‐19 virus, promote good hygiene and responsible social interactions to prevent and/or contain the spread of the COVID‐19 virus;
  implementing rapid (antibody) testing at its mine sites to screen potential positive COVID-19 cases and to conduct contact tracing;
  working to establish PCR testing (also known as polymerase chain reaction testing) capacity, either directly or through third party providers, at its mine sites; and
  granting paid leave to vulnerable workers (as defined by the Mexican Ministry of Health).

On May 13, 2020, as discussed below under "Risk Factors - Challenges to Advance Pricing Agreement", the Company announced that it had taken steps to serve the Government of México with a Notice of Intent to Submit a Claim (the "NAFTA Notice") under the provisions of Chapter 11 of the North American Free Trade Agreement ("NAFTA") with respect to the Advance Pricing Agreement (the "APA") negotiated and finalized between the Mexican Taxation Authority, Servicio de Administracion Tributaria (the "SAT") and Primero Empresa Minera, S.A. de C.V. ("PEM"), the Company's Mexican subsidiary that owns and operates the San Dimas mine. The service of the NAFTA Notice by the Company on the Government of México initiated a 90‐day process for the Government of México to enter into good faith and amicable negotiations with the Company to resolve the current dispute between the Company and the Government of México. On August 11, 2020, this 90-day process expired without any resolution of the dispute. On September 23, 2020, the Federal Court on Administrative Matters (the "Federal Court") issued a decision nullifying the APA and directing the tax authority to re-examine the evidence and basis for the issuance of the APA. On November 12, 2020, the Company announced that it had received the written reasons for the Federal Court's decision. In its decision, the Federal Court directed SAT to re-examine the evidence and basis for the issuance of the APA with retroactive effect, for the following key reasons: (i) the SAT's errors in analyzing PEM's request for the APA and the evidence provided in support of the request; and (ii) the SAT's failure to request from PEM certain additional information before issuing the APA. The SAT has not yet issued a new ruling. On November 30, 2020, the Company filed an appeal of the Federal Court's decision with the Circuit Courts. The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters.  On March 2, 2021, the Company announced that it has submitted a Request for Arbitration to the International Centre for Settlement of Investment Disputes ("ICSID"), on its own behalf and on behalf of PEM, based on Chapter 11 of the North American Free Trade Agreement ("NAFTA").

The Company has been in negotiations with the SAT with respect to the APA since its acquisition of PEM in May 2018. The SAT has repeatedly and unilaterally rejected requests for dispute resolution procedures, known as mutual agreement procedures, contained in three separate double taxation treaties to which México is party with Canada, Barbados and Luxembourg. The SAT has taken actions which the Company considers to be contrary to law to secure amounts it claims are owed pursuant to its reassessments of PEM issued in violation of the terms of the APA. These notifications impose certain restrictions on PEM's ability to deal with its assets until this matter is resolved. The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters and the outcome of such measures are uncertain.

The Company entered into an equity distribution agreement dated June 9, 2020, (the "2020 Sales Agreement") with BMO Capital and TD Securities (USA) LLC pursuant to which the Company sold an aggregate of 4,350,000 Common Shares for aggregate gross proceeds to the Company of $55.5 million (the "2020 ATM Offering"). The 2020 ATM Offering was made by way of a prospectus supplement dated June 9, 2020. Sales of Common Shares were made through "at-the-market distributions" as defined in NI 44-102, including sales made directly on the NYSE, or any other recognized marketplace upon which the Common Shares are listed or quoted or where the Common Shares are traded in the United States. All sales of Common Shares made under the 2020 Sales Agreement were made by means of ordinary brokers' transactions on the NYSE at market prices. No offers or sales of Common Shares were made in Canada on the TSX or other trading markets in Canada. The Company completed distributions under the 2020 ATM Offering on September 2, 2020.

On June 9, 2020, Ana Lopez was elected as a director of the Company at the Company's Annual General Meeting of shareholders.

On June 11, 2020, the Company entered into a silver purchase agreement (the "Springpole Stream Agreement") with Gold Canyon Resources Inc., a wholly-owned subsidiary of First Mining Gold Corp. ("First Mining"), a company listed on the Toronto Stock Exchange, pursuant to which the Company acquired a stream on 50% of payable silver produced from First Mining's Springpole Gold Project ("Springpole") located in Ontario, Canada. The Company is required to pay First Mining total consideration of $22.5 million in cash and shares, over three payments, for the silver stream which covers the life of Springpole. Upon completion and public announcement by First Mining of the results of a pre-feasibility study for Springpole, the Company is required to pay an additional $7.5 million to First Mining, consisting of $3.75 million in cash and $3.75 million in common shares of the Company. The third and final payment of $5 million (consisting of $2.5 million in cash and $2.5 million in common shares of the Company) will be due upon receipt by First Mining of a federal or provincial environmental assessment approval for Springpole.  The Company made its initial payment of $10.0 million in the third quarter by paying $2.5 million in cash and by issuing 805,698 common shares to First Mining. In January 2021, the Company completed its second payment of $7.5 million to First Mining by paying $3.75 million in cash and issuing 287,300 Common Shares.

In addition, the Company will make ongoing cash payments of 33% of the silver spot price per ounce, to a maximum of $7.50 per ounce, for all payable silver delivered under the Springpole Stream Agreement. In connection with the Springpole Stream Agreement First Mining granted the Company 30,000,000 common share purchase warrants, each of which will entitle the Company to purchase one common share of First Mining at C$0.40 over a period of five years. Raymond Polman (the Chief Financial Officer of the Company) and Keith Neumeyer (the Chief Executive Officer and a director of the Company) are directors of First Mining and abstained from voting on all matters related to the Springpole Stream Agreement.

In August 2020, First Majestic entered into a five-year option agreement with Silver Dollar Resources Inc. ("Silver Dollar") which gives Silver Dollar the option to earn an initial 80% interest in the Company's La Joya Silver Project, following the exercise of which it may earn an additional 20% interest for an aggregate 100% interest within five years of executing the option agreement.

  To exercise its first option to acquire an 80% interest in the La Joya project, Silver Dollar will pay the Company C$1.3 million in cash over four years, issue shares equal to 19.9% of Silver Dollar's then-outstanding common shares within one year, incur C$1.0 million of exploration expenditures within the first five years, and grant First Majestic a 2% net smelter returns royalty. If Silver Dollar incurs the exploration expenditures within the first three years; the remaining cash payments to First Majestic will be reduced by C$600,000.
  Silver Dollar may exercise its second option and acquire the remaining 20% (for an aggregate 100% interest) of the La Joya project by providing notice to First Majestic within 30 days of earning the first 80% interest and issuing to First Majestic additional shares equal to 5% of Silver Dollar's then-outstanding common shares.
  During the third quarter of 2020, the Company received C$0.3 million in cash and 19.9% of Silver Dollar's outstanding common shares or 5,146,401 common shares with a fair value of $6.9 million from Silver Dollar.

On September 17, 2020, the Company completed the issuance of 5,000,000 Common Shares at a price of C$15.60 per Common Share to 2176423 Ontario Ltd., a company controlled by Eric Sprott, for gross proceeds of C$78,000,000 (the "Offering").  The Offering was completed on a bought deal basis pursuant to an underwriting agreement dated September 14, 2020 entered into by the Company and Cormark Securities Inc., as underwriter.  The Offering was made pursuant to a prospectus supplement under the Prior Base Shelf Prospectus.

On November 30, 2020, Dr. Nicole Adshead-Bell resigned as a director of the Company.

On December 7, 2020, the Company announced that its Board of Directors had adopted a dividend policy for the Company under which the Company intends to pay quarterly dividends of 1% of the Company's net revenues commencing after the completion of the first quarter of 2021. Payment of the dividends under the dividend policy will be subject to the discretion of the Board of Directors. The initial quarterly dividend for the first quarter of 2021 is expected to be paid in May. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant.

On December 14, 2020, the Company filed a preliminary short form base shelf prospectus with the securities regulators in each province of Canada, except for the Province of Quebec, and a corresponding shelf registration statement on Form F-10 with the SEC with respect to offerings of Common Shares, subscription receipts, units, warrants or any combination thereof of up to $300 million during the 25-month period from the date of issuance of a final receipt. The specific terms of any offering of securities, including the use of proceeds from any offering, will be set forth in a shelf prospectus supplement, such as the supplements filed on December 27, 2018 and August 7, 2019 discussed before. As of the date hereof the Company has not yet filed or obtained a receipt for a final base shelf prospectus.

2021 to date

On January 20, 2021, the Company announced that total production in the fourth quarter of 2020 reached 5.5 million silver equivalent ounces consisting of 3.5 million ounces of silver and 26,343 ounces of gold.  At the end of the fourth quarter, 25 exploration drill rigs were active across the Company's mines and projects consisting of 12 rigs at San Dimas, seven rigs at Santa Elena, four rigs at La Encantada and two rigs at La Parrilla.

The Company's share repurchase program (the "Share Repurchase Program") which initially commenced in March 2013, was renewed for a seventh time in March 2021. Pursuant to the renewed Share Repurchase Program, the Company is authorized to repurchase up to 10,000,000 Common Shares of the Company during the period from March 22, 2021 until March 21, 2022, which represents approximately 4.5% of the 222,681,131 issued and outstanding shares of the Company as of March 8, 2021.

Mr. Thomas Fudge was appointed as a Director of the Company effective February 17, 2021.

On March 11, 2021, the Company entered into a share purchase agreement (the "Jerritt Canyon Acquisition Agreement") with Sprott Mining Inc. (the "Vendor"), a company controlled by Eric Sprott, pursuant to which (i) the Company agreed to purchase all of the issued and outstanding shares of Jerritt Canyon Canada Ltd. ("Jerritt Canyon") in exchange for 26,719,727 Common Shares (the "Consideration Shares") (representing $470 million in consideration at a deemed price per share of $17.59), subject to adjustment in certain circumstances as further described below, and five million common share purchase warrants, each exercisable for one Common Share at a price of $20 per share for a period of five years; and (ii) Eric Sprott agreed to complete a private placement concurrent with closing of the acquisition, consisting of $30 million Common Shares (the "Private Placement Shares") at a price of $17.59 per share (together, the "Jerritt Canyon Acquisition").  The issue price of the Consideration Shares and Private Placement Shares was calculated based on the NYSE trailing 20-day VWAP of the Common Shares as of March 11, 2021. Upon completion of the Jerritt Canyon Acquisition Jerritt Canyon will become a wholly owned subsidiary of the Company and the Vendor, together with its affiliates, will hold approximately 13.1% of the issued and outstanding common shares of the Company. A copy of the Jerritt Canyon Acquisition Agreement has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Pursuant to the Jerritt Canyon Acquisition Agreement, the Company agreed to deposit into escrow at closing, the Canadian dollar equivalent of $30 million and the proceeds of the Concurrent Placement (together, the "Escrowed Funds"), for an aggregate of $60 million, representing the estimated tax due by Jerritt Canyon as a result of a reorganization to be completed prior to the acquisition of Jerritt Canyon.  In effect, the purchase price will be reduced by the amount by which such tax liability exceeds $60 million and increased by the amount by which such tax liability is less than $60 million.  In addition, the purchase price will be adjusted by the amount, if any, by which the closing working capital of Jerritt Canyon is greater or less than zero. Any resulting net increase in the purchase price shall be paid to the Vendor from the Escrowed Funds and any resulting net decrease in the purchase price shall be paid to the Company in cash.

The Consideration Shares and Private Placement Shares will be subject to a statutory hold period of four months and a day from the date of closing. In addition, for so long as it holds in excess of 5% of the issued and outstanding Common Shares (on a non-diluted basis) the Vendor has agreed not to assign, deal in, sell, trade or transfer any Common Shares other than through the facilities of an exchange and not more than that number of Common Shares that is greater than 20% of the average daily trading volume of the Common Shares, on either the TSX or NYSE (or such other stock exchange the Common Shares are then listed), for the five preceding trading-days without the prior written approval of the Company.

The Jerritt Canyon Acquisition Agreement contains representations and warranties from both parties customary for transactions of this nature. Closing is subject to the satisfaction of certain conditions including that the representations and warranties of each of the Vendor and the Company shall be true and correct in all respects except where the failure of such representations and warranties to be true and correct do not constitute in aggregate a material adverse change (disregarding any materiality qualification); each party shall have performed, in all material respects, all covenants, conditions and agreements required to be performed or complied with prior to closing; there will have been no material adverse change in the affairs of either Jerritt Canyon of the Company, the approval of the TSX and NYSE and applicable third parties shall have been received, the Vendor shall have delivered a title opinion with respect to unpatented mining claims and title insurance in respect of owned and leased real property, the waiting period under The Hart-Scott-Rodino Antitrust Improvements Act of 1976 shall have expired without further requests and the Vendor shall have completed a pre-closing reorganization as contemplated by the Jerritt Canyon Acquisition Agreement.

The Jerritt Canyon Acquisition Agreement may be terminated (i) upon the mutual consent of the parties, (ii) by either party, if the other is in material breach of any provision of the Jerritt Canyon Acquisition Agreement or there shall occur any material inaccuracy in any of the representations and warranties of that other party (subject to a 15 day cure period), (iii) by either party if the conditions to closing shall not be satisfied by prior to June 9, 2021 (and such failure is not due to the failure of the terminating party to comply with the Jerritt Canyon Acquisition Agreement);  (iv) by either party if any law that makes consummation of the acquisition illegal shall be enacted or any governmental authority shall have issued an order restraining or enjoining the transaction or (v) by the Company if all or substantially all of the assets used in the business are destroyed or damaged.

If the Jerritt Canyon Acquisition Agreement is terminated pursuant to either items (ii) or (iii) above then the party in default is required to pay a termination fee of US$2 million in cash.

The Jerritt Canyon Acquisition is expected to close by April 30, 2021, subject to satisfaction or waiver of all applicable closing conditions.

A copy of the Jerritt Canyon Acquisition Agreement has been filed under the Company's profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov.

Jerritt Canyon, indirectly, owns and operates the Jerritt Canyon Mine, in Elko County Nevada.  The Jerritt Canyon Mine was discovered in 1972, has been in production since 1981 and has produced over 9.5 million ounces of gold over its 40-year production history. The mine currently operates as an underground mine and has one of three permitted gold processing plants in Nevada that uses roasting in its treatment of ore. This processing plant has a capacity of 4,500 tonnes per day ("tpd") and is currently operating at an average rate of approximately 2,200 tpd due to limited ore production from two underground mines. The Jerritt Canyon property also consists of a large, underexplored land package consisting of 30,821 hectares (119 square miles).  In 2020, Jerritt Canyon produced 112,749 ounces of gold at a cash cost of US$1,289 per ounce.

Mr. Jean des Rivières was appointed as a Director of the Company effective March 31, 2021.

Principal Markets for Silver

Silver is a precious metal that is a very important industrial commodity with growing uses in several technologies and is also desirable for jewellery and for investment purposes. Silver has a unique combination of characteristics including: durability, malleability, ductility, conductivity, reflectivity and anti-bacterial properties, that make it valuable in numerous industrial applications including solar panels, circuit boards, electrical wiring, semi & superconductors, brazing and soldering, mirror and window coatings, electroplating, chemical catalysts, pharmaceuticals, filtration systems, batteries, televisions, computers, cell phones, household appliances, automobiles and a wide variety of other electronic products.

Silver and gold are global commodities predominantly traded on the London Bullion Market ("LBM"), an over-the-counter market and the COMEX, a futures and options exchange in New York where most fund activity in relation to silver is focused. The LBM is the global hub of over-the-counter trading in silver and gold and is the metal's main physical market. Here, a bidding process results in a daily reference price known as the fix. Silver and gold are quoted in US dollars per troy ounce. The Company assigns silver and gold from its doré sales to one of two global banks; whereas, for concentrate sales, metal prices are determined by monthly averages based on contract terms with one of three smelter contracts. Smelter contracts are established with an annual tendering process which fix treatment charges normally to an annual basis. The Company also has streaming obligations for silver and gold from its Santa Elena and San Dimas mines, respectively, which are settled directly with the streaming companies, not through its banking relationships.

Silver can be supplied as a primary product from mining silver, or as a by-product from the mining of gold or base metals such as lead and zinc. The Company is a primary silver producer with approximately 66% of its revenue in 2020 from the sale of silver.

The Company also maintains an e-commerce website from which it sells a small portion (less than 2%) of its silver production directly to retail buyers (business to consumer) over the internet. See "Product Marketing and Sales".

Mineral Projects

The following properties are material to First Majestic's business: the San Dimas Silver/Gold Mine; the Santa Elena Silver/Gold Mine; and the La Encantada Silver Mine. Production estimates and throughputs for operating mines are quoted as metric tonnes per day ("tpd") related to the tpd capacity of the mine and mill. Production estimates and throughput averages for each mine consider an average of two days of maintenance per month. Annual estimates of production are based on an average of 365 calendar days per year for each of the operating mines, and these mines generally operate 330 days per year even though the throughput rates are based on 365 calendar days average.

The following map indicates the locations of each of the Company's operating mines, care and maintenance mines and other projects in México.

Summary of Mineral Resources and Mineral Reserves

The internal Mineral Resources and Mineral Reserves estimates reported herein represent the most up to date revisions completed by First Majestic. The technical reports from which the following information is derived are set forth under the heading "Technical Reports for Material Properties". Readers are cautioned against relying on such reports and upon the Resource and Reserve estimates therein, as these estimates are based on certain assumptions regarding future events and performance such as: commodity prices, operating costs, taxes, metallurgical performance, and commercial terms. Interpretations and Resource and Reserve estimates are based on limited sampling information. The following three tables set out the Company's Mineral Reserves and Mineral Resources estimated as of December 31, 2020.

In general, the consolidated Mineral Reserves for First Majestic, with an effective date of December 31, 2020, have decreased 38% in terms of tonnage and 16% in terms of silver-equivalent ("Ag-Eq") metal content compared to the prior estimate of December 31, 2019. This variation reflects the effect of depletion as normal course of mining at the Company's ongoing operations as well as the re-assessment of the Tailings Deposit No. 4 in La Encantada from Probable Mineral Reserve to Indicated Mineral Resource economic assessment using recent technical and economical data.

TABLE 1

Mineral Reserve estimates for the Material Properties with an Effective Date of December 31, 2020,

prepared under the supervision of Ramon Mendoza Reyes, P.Eng.

Mine	Category	Mineral Type	Tonnage	Grades			Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
SAN DIMAS
	Proven (UG)	Sulphides	1,887	368	4.52	822	22,320	274	49,890
	Probable (UG)	Sulphides	2,108	296	3.09	606	20,030	210	41,090
	Total Proven and Probable (UG)	Sulphides	3,995	330	3.77	708	42,350	484	90,980
SANTA ELENA
	Proven (UG)	Sulphides	826	141	1.62	283	3,760	43	7,510
	Probable (UG)	Sulphides	1,606	118	1.35	236	6,080	70	12,170
	Probable (Pad)	Oxides	509	24	0.56	73	400	9	1,190
	Total Proven and Probable (UG+Pad)	Oxides + Sulphides	2,941	108	1.29	221	10,240	122	20,870
LA ENCANTADA
	Probable (UG)	Oxides	1,485	201	-	201	9,610	-	9,610
	Total Probable (UG)	Oxides	1,485	201	-	201	9,610	-	9,610
Consolidated FMS
	Proven (UG)	All mineral types	2,714	299	3.64	658	26,080	318	57,400
	Probable (UG)	All mineral types	5,708	197	1.57	349	36,120	289	64,060
	Total Proven and Probable	All mineral types	8,421	230	2.24	449	62,200	606	121,460

(1) Mineral Reserve estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserve statement provided in the table above is based on the Technical Reports referred to below which have an effective date of December 31, 2020. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.

(3) Sample data was collected through a cut-off date of June 30, 2020 for the San Dimas Mineral Resource estimates and December 31, 2020 for all other mines.  All properties account for relevant technical information and mining depletion through December 31, 2020.

(4) Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

      (a) The Ag-Eq grade formula used was:

 Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

      (b) Metal prices considered for Mineral Reserves estimates were $17.50/oz Ag and $1,700/oz Au for San Dimas; and $20.00/oz Ag and $1,700/oz Au for Santa Elena and La Encantada.

    (c) Other key assumptions and parameters include: metallurgical recoveries; metal payable terms; direct mining costs, processing costs, indirect and G&A costs and sustaining costs. These parameters are different for each mine and mining method and are presented in each mine section in the AIF.

(5) A two-step constraining approach was implemented to estimate reserves for each mining method in use. A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade  was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

The cut-off grades, metallurgical recoveries, payable terms and modifying factors used to convert Mineral Reserves from Mineral Resources are different for all mines and are presented in each mine section in the AIF.

(6) Modifying factors for conversion of resources to reserves include incorporation of planned dilution due to geometrical aspects of the designed stopes and economic zones, and additional dilution considerations due to unplanned events, and materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

(7) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs are expressed in USD.

(8) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

(9) The technical reports from which the above-mentioned information is derived are cited under the heading "Technical Reports for Material Properties" in the AIF.

From December 31, 2019 to December 31, 2020, the Company's consolidated Measured and Indicated Mineral Resources have increased 1% in terms of tonnage and remained unchanged in terms of silver‐equivalent metal content as the result of the explorations programs designed to sustain Mineral Resources as well as the conversion of Inferred Resources at Ermitaño to Indicated Resources following the infill exploration program carried out in 2020.

TABLE 2

Measured and Indicated Mineral Resource Estimates with an Effective Date of December 31, 2020,

prepared under the supervision of Ramon Mendoza Reyes, P.Eng.

Mine	Category	Mineral Type	Tonnage	Grades					Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)
	MATERIAL PROPERTIES
	SAN DIMAS
	Measured (UG)	Sulphides	2,075	489	6.60	-	-	1,135	32,650	440	-	-	75,750
	Indicated (UG)	Sulphides	2,441	382	3.98	-	-	771	29,950	312	-	-	60,530
	Total Measured and Indicated (UG)	Sulphides	4,516	431	5.18	-	-	939	62,600	753	-	-	136,280
	SANTA ELENA
	Measured Santa Elena (UG)	Sulphides	830	163	1.94	-	-	326	4,350	52	-	-	8,720
	Indicated Santa Elena (UG)	Sulphides	2,277	123	1.47	-	-	247	8,990	107	-	-	18,060
	Indicated Ermitano (UG)	Sulphides	2,452	64	4.25	-	-	458	5,010	335	-	-	36,080
	Indicated (Leach Pad)	Oxides Spent Ore	509	24	0.56	-	-	73	400	9	-	-	1,190
	Total Measured and Indicated (UG+Pad)	All Mineral Types	6,069	96	2.58	-	-	328	18,750	503	-	-	64,050
	LA ENCANTADA
	Indicated Prieta Complex: Ojuelas (UG)	Oxides + Mixed	1,133	189	-	2.31	-	257	6,870	-	57.8	-	9,370
	Indicated Veins Systems (UG)	Oxides	975	286	-	-	-	286	8,970	-	-	-	8,970
	Indicated San Javier Milagros Complex (UG)	Oxides	706	109	-	-	-	109	2,470	-	-	-	2,470
	Indicated Tailings Deposit No. 4	Oxides Tailings	3,210	116	-	-	-	116	12,010	-	-	-	12,010
	Indicated Total (UG + Surface)	All Mineral Types	6,024	156	-	0.44	-	169	30,320	-	57.8	-	32,820
	MATERIAL PROPERTIES
	Total Measured	All mineral types	2,906	396	5.27	-	-	904	37,000	492	-	-	84,470
	Total Indicated	All mineral types	13,703	169	1.73	0.19	-	337	74,670	764	57.8	-	148,680
	Total Measured and Indicated	All mineral types	16,608	209	2.35	0.16	-	437	111,670	1,256	57.8	-	233,150
	NON-MATERIAL PROPERTIES
	SAN MARTÍN
	Measured (UG)	Oxides	70	221	0.40	-	-	255	500	1	-	-	580
	Indicated (UG)	Oxides	958	277	0.53	-	-	321	8,520	16	-	-	9,890
	Total Measured and Indicated (UG)	Oxides	1,028	273	0.52	-	-	317	9,020	17	-	-	10,470
	LA PARRILLA
	Measured (UG)	Sulphides	15	193	-	1.27	1.27	250	90	-	0.4	0.4	120
	Indicated (UG)	Sulphides	1,028	193	0.07	1.78	1.62	277	6,370	2	40.3	36.6	9,160
	Indicated (UG)	Oxides	76	270	0.09	-	-	278	660	0	-	-	680
	Total Measured and Indicated (UG)	Oxides + Sulphides	1,119	198	0.07	1.65	1.50	277	7,120	3	40.7	37.0	9,960
	DEL TORO
	Indicated (UG)	Sulphides	440	193	0.53	3.52	5.75	414	2,720	7	34.2	55.7	5,850
	Indicated (UG)	Oxides + Transition	153	226	0.15	4.97	-	351	1,110	1	16.7	-	1,720
	Total Measured and Indicated (UG)	All Mineral Types	592	201	0.43	3.90	4.27	398	3,830	8	50.9	55.7	7,570
	LA GUITARRA
	Measured (UG)	Sulphides	57	217	1.55	-	-	347	400	3	-	-	640
	Indicated (UG)	Sulphides	644	228	1.19	-	-	328	4,730	25	-	-	6,800
	Total Measured and Indicated (UG)	Sulphides	701	228	1.22	-	-	330	5,130	28	-	-	7,440
	NON-MATERIAL PROPERTIES
	Total Measured	All mineral types	142	216	0.82	0.13	0.13	291	990	4	0.4	0.4	1,340
	Total Indicated	All mineral types	3,298	227	0.49	1.25	1.27	322	24,110	52	91.1	92.4	34,100
	Total Measured and Indicated	All mineral types	3,440	227	0.50	1.21	1.22	320	25,100	55	91.5	92.8	35,440
	CONSOLIDATED FMS
	Total Measured	All mineral types	3,048	388	5.06	0.01	0.01	875	37,990	496	0.4	0.4	85,810
	Total Indicated	All mineral types	17,001	181	1.49	0.40	0.25	334	98,780	816	148.9	92.4	182,780
	Total Measured and Indicated	All mineral types	20,049	212	2.03	0.34	0.21	417	136,770	1,311	149.3	92.8	268,590

1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

2. The Mineral Resource estimates provided above have an effective date of December 31, 2020 and were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

3. Sample data was collected through a cut-off date of June 30, 2020 for San Dimas and December 31, 2020 for all other mines.  All properties account for relevant technical information and mining depletion through December 31, 2020

4. Metal prices considered for Mineral Resources estimates at San Dimas were $18.50/oz Ag, and $1,750/oz Au. For all other mines the metal prices considered were $22.50/oz Ag, $1,850/oz Au, 0.90/lb Pb and $1.05/lb Zn.

5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

6. The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the AIF.

7. Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.

8. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

9. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

10. San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Consolidated Inferred Mineral Resource estimates increased by 29% in terms of tonnage and 18% in terms of silver‐equivalent metal content as a result of the expansion in the Ermitaño project, the modelling of additional deposits in the La Encantada mine, and the impact of higher metal prices on the economic parameters considered.

TABLE 3

Inferred Mineral Resources with an Effective Date of December 31, 2020

Mineral Resource Statement prepared under the supervision of Ramon Mendoza Reyes, P. Eng.

Mine	Category	Mineral Type	Tonnage	Grades					Metal Content
			k tonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

	MATERIAL PROPERTIES

	SAN DIMAS
	Inferred Total (UG)	Sulphides	5,501	341	3.63	-	-	696	60,260	642	-	-	123,120

	SANTA ELENA
	Inferred Santa Elena (UG)	Sulphides	1,519	134	1.15	-	-	231	6,540	56	-	-	11,260
	Inferred Ermitaño (UG)	Sulphides	6,022	57	2.69	-	-	307	11,090	522	-	-	59,450
	Inferred Total (UG)	Sulphides	7,541	73	2.38	-	-	292	17,630	578	-	-	70,710

	LA ENCANTADA
	Inferred Prieta Complex: Ojuelas (UG)	Oxides + Mixed	404	123	-	1.35	-	163	1,600	-	12.1	-	2,120
	Inferred Prieta Complex: Other (UG)	Oxides	495	166	-	0.80	-	190	2,650	-	8.7	-	3,020
	Inferred Veins Systems (UG)	Oxides	1,629	231	-	-	-	231	12,090	-	-	-	12,090
	Inferred San Javier Milagros Complex (UG)	Oxides	394	153	-	-	-	153	1,930	-	-	-	1,930
	Inferred Tailings Deposit No. 4	Oxides Tailings	488	117	-	-	-	117	1,830	-	-	-	1,830
	Inferred Total (UG + Surface)	All Mineral Types	3,410	183	-	0.28	-	192	20,100	-	20.8	-	21,000
	Total Inferred Material Properties	All mineral types	16,453	185	2.31	0.06	-	406	97,990	1,220	20.8	-	214,830

	NON-MATERIAL PROPERTIES

	SAN MARTÍN
	Inferred Total (UG)	Oxides	2,533	226	0.36	-	-	256	18,400	29	-	-	20,870

	LA PARRILLA
	Inferred (UG)	Oxides	393	200	0.08	-	-	207	2,530	1	-	-	2,610
	Inferred (UG)	Sulphides	1,028	215	0.09	1.56	1.91	299	7,090	3	35.4	43.3	9,890
	Inferred Total (UG)	All Mineral Types	1,421	211	0.09	1.13	1.38	274	9,620	4	35.4	43.3	12,500

	DEL TORO
	Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	4	33.7	29.8	5,130
	Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	273	4,030	2	56.8	-	6,050
	Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.15	293	6,970	6	90.5	30.1	11,180

	LA GUITARRA
	Inferred Total (UG)	Sulphides	1,044	240	0.71	-	-	299	8,040	24	-	-	10,030
	Total Inferred Non-Material Properties	All mineral types	6,184	216	0.32	0.92	0.54	275	43,030	63	125.9	73.4	54,580

	Total Inferred Consolidated FMS	All mineral types	22,636	194	1.76	0.29	0.15	370	141,020	1,283	146.7	73.4	269,410

1. Mineral Resource estimates have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into National Instrument NI 43-101.

2. The Mineral Resource estimates provided above have an effective date of December 31, 2020 and were prepared by FMS Internal QPs, who have the appropriate relevant qualifications, and experience in geology and resource estimation. The information provided was compiled by David Rowe, CPG, Internal QP for First Majestic, and reviewed by Ramon Mendoza Reyes, PEng, Internal QP for First Majestic.

3. Sample data was collected through a cut-off date of June 30, 2020 for San Dimas and December 31, 2020 for all other mines.  All properties account for relevant technical information and mining depletion through December 31, 2020

4. Metal prices considered for Mineral Resources estimates at San Dimas were $18.50/oz Ag, and $1,750/oz Au. For all other mines the metal prices considered were $22.50/oz Ag, $1,850/oz Au, 0.90/lb Pb and $1.05/lb Zn.

5. Silver-equivalent grade is estimated considering: metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Estimation details are listed in each mine section of the Annual Information Form (AIF).

6. The cut-off grades used to estimate Mineral Resources are different for all mines. The cut-off grades and economic parameters are listed in the applicable section describing each mine section of the AIF.

7. Measured and Indicated Mineral Resource estimates are inclusive of the Mineral Reserve estimates.

8. Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Totals may not add up due to rounding.

9. The technical reports from which the above-mentioned information for the material properties is derived are cited under the heading "Current Technical Reports for Material Properties" of the AIF.

10. San Martin, La Parrilla, Del Toro and La Guitarra are currently in temporary suspension of production activities and are considered non-material properties.

Technical Reports for Material Properties

Technical reports were prepared in respect of each of the Company's material properties as follows:

1. Technical Report titled "First Majestic Silver Corp., San Dimas Silver/Gold Mine, Durango and Sinaloa States, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with an effective date of December 31, 2020, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Joaquin Merino, P.Geo., Ms. Maria Elena Vazquez, P.Geo. and Mr. Persio P. Rosario, P.Eng.;

2. Technical Report titled "First Majestic Silver Corp., Santa Elena Silver/Gold Mine, Sonora, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates", with an effective date of December 31, 2020, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. Greg Kulla, P. Geo., Mr. Phillip Spurgeon, P.Geo., Ms. Maria Elena Vazquez, P.Geo. and Mr. Persio P. Rosario, P. Eng.; and

3. Technical Report titled "First Majestic Silver Corp., La Encantada Silver Mine, Coahuila, México, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with an effective date of December 31, 2020, and prepared by Mr. Ramon Mendoza Reyes, P. Eng., Mr. David Rowe, CPG, Ms. Maria Elena Vazquez, P.Geo., Mr. Brian Boutilier, P.Eng., and Mr. Persio P. Rosario, P.Eng.

(items 1-3 collectively referred to as the "Technical Reports")

The following table shows the total tonnage mined from each of the Company's producing properties during 2020, including total ounces of silver and silver equivalent ounces produced from each property and the tonnage mined from delineated Reserves at each property. A portion of the production from each mine came from material other than Reserves, as set out below under the heading "Material Mined from Areas Not in Reserves".

TABLE 4

First Majestic 2020 Production

	Units	SAN DIMAS	SANTA ELENA	LA ENCANTADA	TOTAL

Ore Processed	Tonnes	713,064	640,276	860,613	2,213,953

Material from Reserves Mined and Processed	Tonnes	605,561	608,548	624,169	1,838,279

Material Mined from Areas Not In Reserves	Tonnes	107,503	31,728	236,444	375,674

Silver Produced	Ounces	6,399,667	1,692,761	3,505,953	11,598,380

Silver-Equivalent Produced from Gold (1)	Ounces	6,270,859	2,488,947	20,823	8,780,630

Silver-Equivalent Produced	Ounces	12,670,526	4,181,708	3,526,776	20,379,010
(1) Silver-equivalent ounces are estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the corresponding contract of each mine. Details as to the method of calculation can be found in the applicable tables in each mine section of the 2020 Annual Information Form.

San Dimas Silver/Gold Mine, Durango and Sinaloa States, México

The following description of the San Dimas Silver/Gold mine (San Dimas mine) has been summarized from the Technical Report titled "First Majestic Silver Corp., San Dimas Silver/Gold Mine, Durango and Sinaloa States, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimate" with effective date December 31, 2020 (the "2020 San Dimas Technical Report") and prepared in accordance with NI 43‐101. Reference should be made to the full text of the 2020 San Dimas Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description, Location, and Access

The San Dimas mine is an actively producing silver and gold mining complex owned and operated by the Company's wholly owned indirect subsidiary, Primero Empresa Minera, S.A. de C.V. (Primero Empresa). The San Dimas mine is located near the town of Tayoltita on the borders of the States of Durango and Sinaloa, approximately 125 km northeast of Mazatlán, Sinaloa, and 150 km west of the city of Durango, in Durango State, Mexico. The San Dimas mine is centered on latitude 24°06'38"N and longitude 105°55'36"W.

Access to the San Dimas mine is by air or road from the city of Durango. The Company maintains a de Havilland Twin Otter aircraft and a helicopter, both of which are based at Tayoltita. Travel from either Mazatlán or Durango to Tayoltita requires an approximate half hour flight in the Twin Otter aircraft. Most of the personnel and light supplies for the San Dimas mine arrive on regular Company flights from Durango. Heavy equipment and supplies are brought in by road from Durango. By road the trip requires approximately 6-7 hours. The mine is accessible and operates year‐round.

The San Dimas mine consists of 119 individual concessions covering 71,839 ha. In 2013, the Mexican Federal government introduced a mining royalty, effective January 1, 2014, based on 7.5% of taxable earnings before interest and depreciation. In addition, precious metal mining companies must pay a 0.5% royalty on revenues from gold, silver, and platinum. There is no other royalty to be paid on the San Dimas mining concessions.

First Majestic is party to a purchase (streaming) agreement with Wheaton Precious Metals which entitles Wheaton Precious Metals to receive 25% of the gold equivalent production from the San Dimas mine converted at a fixed exchange ratio of silver to gold at 70 to 1 in exchange for ongoing payments equal to the lesser of $606 (subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold equivalent ounce delivered under the agreement. The exchange ratio includes a provision to adjust the gold to silver ratio if the average gold to silver ratio moves above or below 90:1 or 50:1, respectively, for a period of six months.

First Majestic (and its predecessor companies) secured surface rights by either acquisition of private and public land or by entering into temporary occupation agreements with surrounding Ejido communities. The surface right agreements in place with the communities provide for use of surface land for exploration activities and mine-related ventilation infrastructure. Current agreements cover the operation for the LOM plan presented in the Report.

San Dimas holds the necessary permits to operate, including the Environmental License, water rights concessions, federal land occupation concessions, among others.

History

The San Dimas mine area contains a series of epithermal gold silver veins that have been mined intermittently since 1757. Modern mining began in the 1880s and has continued under numerous different owners to the present.

In 1961, Minas de San Luis, a company owned by Mexican interests, acquired 51% of the San Dimas group of properties and assumed operations of the mine. In 1978, the remaining 49% interest in the mine was obtained by Luismin S.A. de C.V (Luismin). In 2002, Wheaton River Minerals Ltd. (Wheaton River) acquired the property from Luismin and in 2005 Wheaton River merged with Goldcorp Inc. (Goldcorp). Under its prior name Mala Noche Inc., Primero Mining Corp. (Primero) acquired the San Dimas mine from subsidiaries of Goldcorp in August 2010. In May 2018, First Majestic acquired 100% interest in the San Dimas mine through acquisition of Primero.

Historical production through December 2020 from the San Dimas district is estimated at more than 748 Moz of silver and more than 11 Moz of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. The majority of this production is prior to First Majestic's acquisition of the property in 2018. The average production rate by First Majestic during 2019-2020 at the San Dimas Mine was 1,975 tpd.

Historical production from 2003 to 2020 for the San Dimas mine is shown in Figure 2.

Figure 2: San Dimas Production from 2003 to 2020

Geological Setting, Mineralization and Deposit Types

The San Dimas mining district is in the central part of the Sierra Madre Occidental (SMO), near the Sinaloa-Durango state border. The SMO consists of Late Cretaceous to early Miocene igneous rocks including two major volcanic successions, the Lower Volcanic Complex (LVC) and Upper Volcanic Group (UVG), totalling approximately 3,500 m in thickness. The LVC consists of predominantly intermediate volcanic and intrusive rocks formed between 100 Ma and 50 Ma. The UVG volcanism consists of primarily of silicic ignimbrites formed between 35 Ma and 29 Ma and 24 Ma and 20 Ma. The LVC and UVG volcanic rocks are intruded by intermediate rocks and a felsic rocks and basic dikes.

Major north-northwest-trending normal faults with opposite vergence divide the San Dimas district into five fault-bounded blocks that are tilted to the east-northeast or west-northwest. Three deformational events are related to the development of the major faults and structures that host veins and dikes. A late Eocene event produced tension gashes with an east-west to northeast orientation that host the first hydrothermal vein systems. An early Oligocene event produced north-south-trending right-lateral strike-slip that are related to the development of a second set of hydrothermal veins. A late Oligocene-Miocene event produced the tilted fault blocks that affected the entire district and exposed the silver and gold mineralization prior to the deposition of a ∼24 Ma ignimbrite package. Veins within these tilted fault blocks generally trend east-northeast, within a corridor approximately 10 km wide. The veins are often truncated by the north-northwest-trending major faults, separating the original veins into segments. The veins have been followed underground from a few metres in strike-length to more than 1,500 m. A total of 118 silver and gold mineralized quartz veins have been recognized in the San Dimas Concessions Group, which represents 38% of the total property area. All Mineral Resources reported for San Dimas are hosted in the deposits that have been found in the San Dimas Concessions Group.

Three major stages of mineralization have been recognized in the district: an early stage; an ore forming stage; and a late quartz forming stage. The minerals characteristic of the ore-forming stage consists of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum. The veins are formed by filling fractures and typical textures observed include crustiform, comb structure, colloform banding and brecciation.

The vein-hosted mineral deposits within the San Dimas district are considered to be examples of silver- and gold-bearing epithermal quartz veins that formed in a low-sulphidation setting. Vein systems can be laterally extensive, but the associated ore shoots have relatively restricted vertical extent. High-grade ores are commonly form within dilational faults zones near flexures and fault splays. Textures typical of low-sulphidation quartz vein deposits include open-space filling, symmetrical and other layering, crustification, comb structure, colloform banding and complex brecciation.

Exploration

The San Dimas district has been the subject of modern exploration and mine development activities since the early 1970s, and a considerable information database has been developed from both exploration and mining activities. Exploration uses information from surface and underground mapping, sampling, and drilling together with extensive underground mine tunneling to help identify targets. Other exploration activities include prospecting, geochemical surface sampling, geophysical and remote sensing surveys.

Most of the exploration activities carried out in the San Dimas mine area, centered around the Piaxtla River where exposures of silver-gold veins were found. Outside of this area, the Lechuguilla and Ventana Concessions Group areas were explored to some extent during 2008 and 2015-16. The remainder of the concessions have had limited or no exploration as they are covered by thick piles of post-mineral ignimbrites.

The most important exploration strategy at San Dimas has been underground mine tunnelling. Tunnelling consists of advancing mine development to the north at the preferred elevation to intersect quartz veins mapped at surface. This method discovered veins with no surface exposure, such as the Jessica vein, which currently is a major contributor to silver and gold production. This exploration strategy has successfully been used by all companies after Luismin, resulting in more than 500 km of underground mine development.

The San Dimas exploration potential remains open in all the mine zones. As the mine was developed to the north, new veins were found. South of the Piaxtla River, the El Cristo area has potential for new quartz vein discoveries. The West Block is currently being explored by tunnelling. Opportunities to intercept the projection of fault-offset quartz veins from the Graben Block are considered good.

Drilling

Since 1975 the exploration drilling strategy has focused on diamond drilling perpendicular to the preferred vein orientation within the mine zones. Drilling is predominantly done from underground stations, as the rugged topography and the great drilling distance from surface locations to the targets makes surface drilling challenging and expensive. Over 1,059,000 m of core drilling has been completed since 2000, and from 2018 through December 2020, more than 230,600 m of drilling was completed.

Sampling, Analysis and Data Verification

Diamond drill core is delivered to the core logging facility where San Dimas geologists select and mark sample intervals according to lithological contacts, mineralization, alteration, and structural features. Sample intervals range from 0.25-1.20 m in length within mineralized structures to 0.5-1.20 m in length when sampling waste rock. Drill core intervals selected for sampling are cut in half using a diamond saw. Softer rocks are split using a hydraulic guillotine splitter. One half of the core is retained in the core box for further inspection and the other half is placed in a sample bag. For smaller diameter delineation drill core, the entire core is sampled for analysis.  The sample number is printed with a marker on the core box beside the sampled interval, and a sample tag is inserted into the sample bag. Sample bags are tied with string and placed in rice bags for shipping.

Underground mine production channel samples are used to support mineral resource estimation at San Dimas.  Channel sampling for resource estimation is supervised by San Dimas geologists and undertaken using a hammer and chisel. Sample lengths range from 0.20-1.20 m. The samples are taken as a rough channel along a marked line, with an emphasis on representative volume sampling and respecting vein/wall contacts and textural or mineralogical features. The sample is collected on the tarpaulin, broken with a hammer, and quartered and homogenized to obtain a 3 kg sample. The sample is bagged and labelled with sample number and location details.  Sketches and photographs are recorded of the face sampled, showing the samples' physical location from surveying and the measured width of each sample. Since 2011, all channel samples are dispatched to the San Dimas Laboratory.

Specific gravity (SG) measurements were systematically taken on drill core since October 2012.  Since 2016, SG measurements were collected on 10 cm or longer whole core vein samples using the unsealed water immersion method.

Since 2004, four different laboratories have been used for sample preparation and analysis of drill core and channel samples. These include:

  San Dimas mine laboratory (San Dimas Laboratory) which is used for ore control channel samples. San Dimas Laboratory is not certified and not independent of First Majestic,
  SGS laboratory in Durango (SGS) which was used for drill core and channel samples. SGS is certified under ISO 17025 and is independent of First Majestic,
  ALS-Chemex laboratory in Zacatecas (ALS) which is used for check assays. ALS is certified under ISO 17025 and independent of First Majestic,
  First Majestic's Central Laboratory (Central Laboratory) in Durango which is used as the primary laboratory for drill core and checks on channel samples. Central Laboratory is certified under ISO 9001 and is not independent of First Majestic.

At San Dimas Laboratory samples are currently dried at 110°C, crushed to 80% passing 2 mm, split into 250 g subsamples and pulverized to 80% passing 75 μm. At SGS samples were dried at 105°C, crushed 75% passing 2 mm, and split into a 250 g subsample and pulverized to 85% passing 75 μm.  At the Central Laboratory samples are dried at 100°C, crushed to 85% passing 2 mm, split into a 250 g subsample, and pulverized to 85% passing 75 μm.

Before 2018 samples submitted to San Dimas Laboratory were analyzed for gold using a 10 g fire assay (FA) with a gravimetric finish. Since 2018, samples submitted to the San Dimas Laboratory are analyzed for gold using a 30 g fire assay atomic absorption spectroscopy method (FA-AAS) and by gravimetric finish if the doré bead is greater than 12 mg. Silver is determined using 30 g FA gravimetric finish (FAGR). Between 2013 and 2018, samples sent to SGS Durango were analyzed for gold by a 30 g FA-AAS method. Samples returning >10 g/t Au were reanalyzed by a 30 g FAGR method.  Silver was analyzed by a 2 g, three-acid digestion AAS method.  Silver values >300 g/t were analyzed by a 30 g FAGR method. A multi-element suite was analyzed by a 0.25 g, aqua regia digestion inductively coupled plasma (ICP) optical emission spectroscopy (OES) method. Samples submitted to the Central Laboratory are analyzed for gold by a two-acid digestion AAS method. Samples with gold values >10 g/t are reanalyzed by a 30 g, FAGR method. Silver values are determined using a 2 g, three-acid digestion AAS method. Samples with silver values >300 g/t are analyzed by a 30 g FAGR method.  All exploration samples are analysed by a two-acid multi-element ICP OES method.

There is limited information as to whether a formal quality assurance and quality control (QAQC) program was in place prior to 2013. From 2013 to 2018, the QAQC program for the San Dimas Laboratory samples included insertion of a standard reference material (SRM) and a blank in every batch of 20 samples.  From 2013 to 2018, the QAQC program for samples submitted to SGS included insertion of a SRM and a blank in every batch of 20 samples. In 2013, 5% of the coarse reject and pulp duplicates from core samples were randomly selected for analysis at SGS and 5% of pulp checks from core samples were analyzed at ALS. In 2019, Primero Empresa revised the QAQC program to include insertion of three certified reference material (CRM) samples and three blanks in every batch of 50 channel samples analyzed at the San Dimas Laboratory and one CRM and two blanks in every batch of 26 drill core and channel check samples submitted to the Central Laboratory.

Data verification conducted to support the 2020 Mineral Resource Estimate included a review of drill hole and channel sample data collected for several veins (the verification dataset) and included data transcription error checks for assay results, drill hole collar and channel location checks, downhole survey deviation checks, visual inspection of core, and an assessment of accuracy and contamination of primary and check channel samples for silver and gold.

No significant transcription errors or grade accuracy and contamination issues were observed.

Numerous site visits were also completed by the Qualified Persons (QPs) responsible for this technical report. Site visits focused specifically on data verification reviewed current drill core and channel logging and sampling procedures and inspected drill core, core photos, core logs, and QAQC reports. Spot checks were completed by comparing lithology records in the database with archived core. No significant issues were observed.

Mineral Processing and Metallurgical Testing

The San Dimas mine is operating, and the initial test data supporting plant design are superceded by decades of plant performance data. Metallurgical testing, along with mineralogical investigation, is periodically performed. Even when the results are within the expected processing performance, the plant is continually running tests to optimize metal recoveries and operating costs. Composite samples are analyzed monthly to determine the metallurgic behaviour of the mineralized material fed into the processing plant. This metallurgical testing is carried out by the Central Laboratory.

Due to the purity of the San Dimas doré, which exceeds 97% silver and gold, no penalties are applied by the refineries for the presence of other heavy metals.

Mineral Resources and Mineral Reserves

The majority of the Mineral Resource estimates at San Dimas were completed using block modeling techniques. Some of the minor vein resource estimates are still based on two-dimensional polygonal estimation methods, and all polygonal resource estimates were classified as Inferred Mineral Resources.

The Mineral Resource estimates based on block models are constrained by the three-dimensional geological interpretation and modelled domains for vein-hosted mineral deposits. The modelled domains were constructed using information collected by mine geology staff and interpreted by geologists. Information used included underground geological mapping, drill hole logs and drill hole assays, production channel sampling and assays. The interpreted boundaries of the domain models strictly adhered to the contacts of quartz veins with the surrounding country rock to produce reasonable representations of the deposit locations and volumes.

The selected composite sample length varied by domain with the most common composite sample length being 1.0 m. The assay sample intervals were composited within the limits of the domain boundaries and then tagged with the appropriate domain code. Drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for each domain.

Mineral Resources were estimated into sub-block models rotated parallel to the resource domain trend. Parent block grades were estimated using inverse distance weighting to the second power (ID2) interpolation. The block estimates were made with multiple passes to limit the influence the channel production samples at longer ranges: Pass 1 was a restrictive short-range pass that used channel and drill hole composite samples, and subsequent less restrictive passes used drill hole samples only. An average bulk density value of 2.6 t/m3 was used in estimation for all resource domains.

The Mineral Resource estimates were classified into Measured, Indicated, or Inferred categories and considered confidence in the geological interpretation and models, confidence in the continuity of metal grades, and the sample support for the estimation and reliability of the sample data. Blocks were flagged to be considered for the Measured category if the nominal drill hole spacing from the nearest 3 drill holes was <15 m or the blocks were within 15 m of a mined development with production channel samples and geological control. Blocks were flagged to be considered for the Indicated category if the nominal drill hole spacing was <30 m or the blocks were within 30 m of a mined development with production channel samples and geological control. Blocks were flagged to be considered for the Inferred category if the nominal drill hole spacing was <45 m.

Mineral Resources estimated using polygonal methods commenced with an orthogonal polygon being drawn on a vertical longitudinal section with the vein sample intersection centered in the polygon. The shape and size of the polygon depended on the geological interpretation and thickness of the veins. This ranged between 25 m x 25 m for veins <1.0 m in thickness to 50 m by 50 m for veins >1.5 m thick.

The polygon volume was estimated by length x height x vein thickness or was estimated using AutoCAD software for more complex shapes. The gold and silver grades for the vein sample interval were assigned to the polygon. In cases where there were multiple intercepts within a polygon, the silver and gold grades were estimated using a length-weighted average. To estimate the contained metal the silver and gold grades were multiplied by the true vein thickness for each of the intercepts within the polygon, and then the resulting numbers were totalled and divided by the sum of the total true thicknesses.

All polygonal estimates are currently assigned to the Inferred category. The remaining Inferred polygonal resource estimates are reduced every year as they are converted to block model estimates or depleted by mining.

The Mineral Resource estimates for San Dimas are summarized in Table 5 and Table 6 using a silver equivalent (Ag-Eq) cut-off grade of 255 g/t. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves and have an effective date of December 31, 2020. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Table 5: San Dimas Measured and Indicated Mineral Resource Estimate (effective date December 31, 2020)

Category / Area	Mineral Type	Tonnage		Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Central Block	Sulphides	1,438	526	6.75	1,186	24,310	312	54,830
Measured Sinaloa Graben	Sulphides	449	441	7.51	1,176	6,370	108	16,990
Measured Tayoltita	Sulphides	57	324	3.46	663	590	6	1,210
Measured Other Areas	Sulphides	131	326	3.25	644	1,380	14	2,720
Total Measured	Sulphides	2,075	489	6.60	1,135	32,650	440	75,750

Indicated Central Block	Sulphides	1,266	393	4.23	807	15,980	172	32,820
Indicated Sinaloa Graben	Sulphides	439	383	3.92	766	5,400	55	10,800
Indicated Tayoltita	Sulphides	176	391	4.49	831	2,210	25	4,700
Indicated Other Areas	Sulphides	561	353	3.31	677	6,360	60	12,210
Total Indicated	Sulphides	2,441	382	3.98	771	29,950	312	60,530

M+I Central Block	Sulphides	2,703	463	5.57	1,008	40,290	484	87,650
M+I Sinaloa Graben	Sulphides	888	412	5.73	974	11,770	164	27,790
M+I Tayoltita	Sulphides	233	375	4.24	790	2,800	32	5,910
M+I Other Areas	Sulphides	692	348	3.30	671	7,740	73	14,930
Total M+I	Sulphides	4,516	431	5.18	939	62,600	753	136,280

Table 6: San Dimas Inferred Mineral Resource Estimate (effective date December 31, 2020)

Category	Mineral Type	Tonnage	Grades			Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Central Block	Sulphides	1,387	339	4.35	765	15,140	194	34,140
Inferred Sinaloa Graben	Sulphides	423	468	5.56	1,013	6,360	76	13,760
Inferred Tayoltita	Sulphides	2,016	311	3.08	612	20,140	199	39,670
Inferred Other Areas	Sulphides	1,675	346	3.21	660	18,620	173	35,550
Total Inferred	Sulphides	5,501	341	3.63	696	60,260	642	123,120

1. Mineral Resource estimates have been classified in accordance with the 2014 CIM Definition Standards.

2. The Mineral Resource estimates have an effective date of December 31, 2020.

3. Drill hole and production channel sample data collected through a cut-off date of June 30, 2020 were used to produce the estimates.

4. The Mineral Resource estimates account for mining depletion through December 31, 2020.

5. The information provided was prepared and reviewed by Mizrain Sumoza under the supervision of Joaquín Merino, P.Geo.

6. The silver-equivalent (Ag-Eq) grade was estimated considering metal price assumptions, metallurgical recovery, and the metal payable terms.

Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

a. Metal prices considered for Mineral Resources estimates were $18.50/oz Ag and $1,750/oz Au.

b. Metallurgical recovery used was 93.2% for silver and 96.4% for gold.

c. Metal payable used was 99.95% for silver and gold.

7. The reasonable prospects for eventual economic extraction was tested using a silver-equivalent cut-off grade to constrain resources. The cut-off grade was prepared under the assumption of the operation of a mechanized underground mining method, the treatment of the material in a leaching plant and that silver Dore will be produced and sold to a refinery. Operating mining costs are assumed to be $59/t at a nominal production rate of 1.0 Mt/a. Processing costs are assumed to be $30/t, and indirect and general and administrative costs to be $51/t. The resulting cut-off grade that equals estimated payables with the assumed costs was 255 g/t Ag-Eq.

8. Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

9. Totals may not add up due to rounding.

10. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves.  Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Factors that may materially impact the Mineral Resource estimates include: Mineral Resources reported using polygonal assumptions may have the confidence classification reassigned when the polygons are converted into block models that use best practice estimation methods; changes to the assumptions used to generate the silver-equivalent grade cut-off grade including metal price and exchange rates; changes to interpretations of mineralization geometry and continuity; changes to geotechnical, mining, and metallurgical recovery assumptions; assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

The Mineral Reserves estimation process consists of converting Mineral Resources into Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, in some instances Measured Resources could be converted to Probable Reserves if any or more of the modifying factors reduces the confidence of the estimates.

The San Dimas Mineral Reserves are presented in Table 7.

Table 7: San Dimas Mineral Reserves Statement (Effective Date December 31, 2020)

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Proven Central Block	Sulphides	1,307	418	4.81	902	17,570	202.3	37,900
Proven Sinaloa Graben	Sulphides	386	263	4.50	715	3,260	55.8	8,870
Proven Tayoltita	Sulphides	54	265	3.13	579	460	5.4	1,000
Proven Other Areas	Sulphides	140	228	2.41	470	1,030	10.9	2,120
Total Proven	Sulphides	1,887	368	4.52	822	22,320	274.4	49,890

Probable Central Block	Sulphides	977	333	3.53	687	10,450	110.9	21,590
Probable Sinaloa Graben	Sulphides	421	256	2.55	512	3,460	34.4	6,930
Probable Tayoltita	Sulphides	196	269	3.19	589	1,690	20.1	3,710
Probable Other Areas	Sulphides	514	268	2.67	536	4,430	44.2	8,860
Total Probable	Sulphides	2,108	296	3.09	606	20,030	209.6	41,090

P+P Central Block	Sulphides	2,285	381	4.26	810	28,020	313.2	59,490
P+P Sinaloa Graben	Sulphides	806	260	3.48	609	6,720	90.2	15,800
P+P Tayoltita	Sulphides	250	268	3.17	587	2,150	25.5	4,710
P+P Other Areas	Sulphides	654	259	2.62	522	5,460	55.1	10,980
Total P+P	Sulphides	3,995	330	3.77	708	42,350	484.0	90,980

(1) Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.
(2) The Mineral Reserve statement provided in the table above have an effective date of December 31, 2020 and are based on resource models prepared with drill-hole and production channel sample data collected with a cut-off date of June 30, 2020.
(3) The Mineral Reserve estimates account for mining depletion through December 31, 2020.
The information provided was prepared and reviewed under the supervision of Ramón Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.
(4) Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.
      (a) The Ag-Eq grade formula used was:

Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

      (b) Metal prices considered for Mineral Reserves estimates were $17.50/oz Ag and $1,700/oz Au.

      (c) Other key assumptions and parameters include: Metallurgical recoveries of 93.2% for silver, 96.4% for gold; metal payable of 99.95% for silver and 99.95% for gold; direct mining costs of $55.28/t for Longhole and $63.09/t for Cut and Fill, processing costs of $31.32/t mill feed, indirect and G&A costs of $49.66/t and sustaining costs of $42.28/t for Longhole and $44.28/t for Cut and Fill.

(5) A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

(6) Modifying factors for conversion of resources to reserves include consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

(7) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces. Metal prices and costs expressed in USD.

(8) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed herein.

Mining Operations

The San Dimas mine includes five underground gold and silver mining areas: West Block (San Antonio mine), Sinaloa Graben Block (Graben Block), Central Block, Tayoltita Block, and the Arana Hanging-wall Block (Santa Rita mine).

Mining activities are conducted by both First Majestic and contractor personnel. Two mining methods are currently being used at San Dimas:

  Cut-and-fill
  Longhole stoping

Cut-and-fill is carried out by either jumbo or jackleg drills, whereas longhole is carried out with pneumatic and electro-hydraulic drills. Primary access is provided by adits and internal ramps.

Ground conditions throughout most of the San Dimas underground workings are considered good. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that present unfavorable rock quality, shotcrete, mesh and/or steel arches are used.

Groundwater inflow has not been a significant concern in the San Dimas mine area.

Processing and Recovery Operations

The processing plant at San Dimas has been successfully operating for several years and continuously achieves high levels of recoveries for silver and gold. The process is based on cyanide tank leaching and Merrill-Crowe of ground plant-feed to produce silver/gold doré bars. The installed plant capacity is for 3,000 tonnes per day. However, the current throughput levels are around 2,300 tonnes per day. The average feed contains head grades in the order of 300 g/t Ag and 3.6 g/t Au.

The San Dimas processing plant is built as a single train with the crushing area split from the remaining areas and connected through a belt conveyor to transfer the crushed product from the screening underflow to the fine-ore bins. The remaining areas are the following: grinding circuits, leach tanks, CCD tanks, Merrill-Crowe, smelting and tailings filtration and stacking.

Infrastructure, Permitting and Compliance Activities

The infrastructure in San Dimas is fully developed to support current mining and mineral processing activities, with part of its facilities located in the town of Tayoltita.

Most of the personnel and light supplies for the San Dimas mine arrive on First Majestic's regular flights from Mazatlán and Durango. Heavy equipment and main supplies are brought by road from Durango and Mazatlán.

The main infrastructure of San Dimas consists of access roads, the San Dimas mines, crushing and processing facilities known as the Tayoltita mill, the Tayoltita/Cupias tailings facilities, an assays laboratory, offices and staff camp, the Las Truchas hydro-electric generation facilities, a diesel-powered emergency generation plant, a local airport and infrastructure supporting the inhabitants of the Tayoltita townsite including a local clinic, schools and sport facilities.

Electrical power is provided by a combination of First Majestic's own hydroelectric generation system (Las Truchas) and the Federal Power Commission supply system (CFE). First Majestic operates the hydroelectric generation plant, which is interconnected with the CFE power grid, and a series of back-up diesel generators for emergencies.

The source of water for industrial use comes partly from mine dewatering stations but mainly from the recycled filtered-tailings water after it has been treated, the balance is sourced from the Santa Rita well which fills from the Piaxtla River. About 80% of the water required for processing activities is being treated and recycled.

Drinking water is supplied by First Majestic to the town of Tayoltita from an underground thermal spring located at the Santa Rita mine.

San Dimas is an operating mine, as such it holds all major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex.

The main environmental permit is the environmental license "Licencia Ambiental Unica" (LAU) under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by SEMARNAT as the agency in charge of environment and natural resources. The most recent update to the main environmental permit was approved in July 2019.

The San Dimas mine has implemented the First Majestic Environmental Management System, which supports the implementation of environmental policy and is applied to standardize tasks and strengthen a culture focused on minimizing environmental impacts.  The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by the Mexican environmental authorities, the Ministry of Environment and Natural Resources (SEMARNAT), through the Federal Attorney for Environmental Protection in Mexico (PROFEPA). The EMS includes an annual compliance program to review all environmental obligations.

In May 2018, the San Dimas mine received the Clean Industry Certification for improvements to its environmental management practices at the mine.

In February 2020, for the tenth consecutive year, the San Dimas mine was awarded the Socially Responsible Company (ESR) designation by the Mexican Center for Philanthropy (CEMEFI).

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 8 presents the summary of the sustaining and expansionary capital expenditures.

Table 8: San Dimas Mining Capital Costs Summary (Sustaining Capital)

Type	Total	2021	2022	2023	2024	2025
Mine Development	$85.6	$26.6	$23.7	$18.7	$16.6	$-
Exploration	$27.1	$6.0	$6.7	$7.1	$7.3	$-
Property, Plant & Equipment	$80.8	$12.9	$17.9	$27.7	$20.0	$2.3
Other Sustaining Costs	$4.2	$1.0	$1.0	$1.0	$1.0	$0.1
Total Sustaining Capital Costs	$197.7	$46.5	$49.3	$54.5	$45.0	$2.4
Near Mine Exploration	$22.8	$4.9	$5.4	$5.7	$5.8	$0.9
Total Capital Costs	$220.6	$51.5	$54.7	$60.2	$50.8	$3.3

Operating costs for San Dimas have been estimated for the underground mining, processing costs, operation's indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $129.70 per tonne of ore processed based on current and projected costs.

Table 9: San Dimas Operating Costs

Type	$ /tonne milled
Mining Cost	$53.5
Processing Cost	$27.0
Indirect Costs	$43.4
Total Production Cost	$123.8
Selling Costs	$5.9
Total Cash Cost	$129.7

Exploration, Development and Production

The following general annual exploration drill programs are executed:

  70,000 metre near mine underground drill program,
  25,000 metre brownfield underground drill program,
  25,000 metre brownfield surface drill programs on two or three prospects.

This amount of drilling is expected to continue on an annual basis while production continues but amounts required are be reviewed annually. In addition, an annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, or geophysical surveys is conducted.

In 2020 the Company continued operating the Jessica vein, the Victoria vein, the Roberta/Robertita veins among other minor veins. During 2020, 713,064 tonnes of mineralized material were processed with an average grade of 297 g/t Ag and 3.24 g/t Au.

Development continues in the San Dimas mine preparing extraction levels in the upper part of the Jessica vein and developing new extraction areas in the West and the Sinaloa/Graben blocks.

Santa Elena Silver/Gold Mine, Sonora State, México

The following information on the Santa Elena Silver/Gold Mine (Santa Elena mine) is based on a Technical Report prepared in accordance with NI 43‐101 and titled "First Majestic Silver Corp. Santa Elena Silver/Gold Mine Sonora, Mexico NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with effective date of December 31, 2020 (the "2020 Santa Elena Technical Report"). Reference should be made to the full text of the 2020 Santa Elena Technical Report which is available for review on SEDAR at www.sedar.com.

Property Description, Location and Access

The Santa Elena mine is an actively producing underground gold and silver mining complex owned and operated by the Company's wholly owned indirect subsidiary, Nusantara de México, S.A. de C.V. ("Nusantara"). The property is in Sonora, México, approximately 150 kilometres northeast of the state capital city of Hermosillo and seven kilometres east of the community of Banámichi. The property is centered on latitude 30°01.3'N and longitude 110°09.5'W.

The Santa Elena mine can be easily accessed year-round by paved highways 90 km east from Hermosillo to Ures, then 50 km north along a paved secondary road to the community of Banámichi, then by a well-maintained gravel road for seven kilometres to the mine site. The Ermitaño project can be accessed by a 10 kilometres gravel road from the Santa Elena mine.

In 2015, First Majestic completed the acquisition of SilverCrest Mines Inc., the then-owner of Nusantara and the Santa Elena mine. In 2017, First Majestic expanded the Santa Elena property by purchasing a royalty-free 100% interest in the El Gachi property from Santacruz Silver Mining Ltd. First Majestic expanded the Santa Elena property again in 2018 by completing the acquisition of a 100% interest in the Ermitaño and Cumobabi properties from Evrim Resource Corp (Evrim). Upon completion of the exercise, Evrim retained a 2% net smelter return (NSR) royalty from the sale of mineral products extracted from the Ermitaño property and retained a 1.5% NSR from the sale of mineral products extracted from the Cumobabi property. In addition, there is an underlying NSR royalty where Mining Royalties Mexico, S.A de C.V. retains a 2% NSR from the sale of mineral products extracted from the Ermitaño and Cumobabi properties. In December 2020, First Majestic completed all option payments and work commitments, and acquired 100% interests in the Los Hernandez property from Pan American Silver Corp. Upon completion of the exercise, Pan American Silver Corp retained a 2.5% NSR from the sale of mineral products derived from the Los Hernandez property. The Santa Elena mine complex currently consists of 32 individual concessions covering 102,172 hectares and four concessions applications in process which cover 72 hectares, for a total of 102,244 hectares.

First Majestic is party to a purchase (streaming) agreement with Sandstorm Gold Ltd. ("Sandstorm"). Sandstorm invested $12 million in May 2009 and an additional $10.0 million in March 2014 which entitles Sandstorm to receive 20% of the gold production from the Santa Elena mine in exchange for ongoing payments equal to the lesser of $464/oz Au (as of December 2020 and subject to a 1% annual inflation adjustment) and the prevailing market price, for each gold ounce delivered under the agreement.

Surface rights in the area of the mining concessions are held both privately and through group ownership either as communal or Ejido lands. First Majestic has agreements in place regarding surface rights with Bienes Comunales de Banámichi, Mr. Francisco Maldonado, Dabafa S.P.R. de R.L., Ejido Banámichi, and the Community of Banámichi. As of December 2020, all obligations were met for these agreements.

Santa Elena holds the necessary permits to operate, such as the Environmental License, water rights concessions, and federal land occupation concessions.

Environmental liabilities for the operation are typical of those that would be expected to be associated with an operating underground precious metals mine, including the future closure and reclamation of mine portals and ventilation infrastructure, access roads, processing facilities, power lines, filtered tailings and all surface infrastructure that supports the operations.

History

London-based Consolidated Goldfields of Mexico Limited owned and operated the Santa Elena mine in the late 19th century and mined from surface and underground until around 1910. There is no indication of any further significant mining or exploration at Santa Elena until Industrias Peñoles S.A de C.V. drilled two or three holes on the property in the 1960s. During the early 1980s, Tungsteno de Baviacora (Tungsteno) owned the property and mined 45,000 tones grading 3.5 g/t Au and 60 g/t Ag from an open cut. Tungsteno periodically surface mined high silica/low fluorine material from Santa Elena.

The property remained under control of Tungsteno until 2009, when SilverCrest Mines Inc. acquired 100% of the Santa Elena property. SilverCrest commenced production from the Santa Elena open pit in October 2010 and by year end 2014 had produced 3.7 Mt at an average grade of 53 g/t Ag and 1.47 g/t Au and in 2015 was producing gold and silver by processing 3,000 tpd of mineralized material from open pit, and underground mining, and reprocessing previously heap-leached material.

First Majestic acquired the Santa Elena property in October 2015 and by year end 2020 has produced 3.1 Mt at 127 g/t Ag and 2.28 g/t Au from underground and has reprocessed 1.3 Mt at 41 g/t Ag and 0.69 g/t Au from the leach pad. The 2010 to 2020 production history is summarized in Table 10.

Table 10. Santa Elena Production History

Year	Tonnes	Ag g/t	Au g/t	Production area
2010	336,000	na	na	open pit
2011	979,461	48	1.95	open pit
2012	1,092,305	47	1.43	open pit
2013	1,081,159	73	1.61	open pit
2014	213,017	68	1.03	leach pad and underground
2015	432,709	151	2.35	underground
2016	570,723	127	2.24	underground
2017	553,504	115	2.43	underground
2018	531,072	123	2.44	underground
2019	542,085	131	2.31	underground
2020	422,451	116	1.84	underground
2015	573,607	46	0.69	leachpad
2016	417,339	45	0.77	leachpad
2017	374,232	42	0.71	leachpad
2018	368,298	35	0.63	leachpad
2019	333,352	37	0.66	leachpad
2020	217,826	34	0.64	leachpad

Geological Setting, Mineralization and Deposit Types

The Santa Elena deposits are hosted in rocks of the Sierra Madre Occidental (SMO), an igneous province that extends from the USA-Mexican border south to Guadalajara, Mexico. The SMO geological province consists of Late Cretaceous to early Miocene volcanic and sedimentary rocks that formed during two main periods of continental magmatic activity. The first period, concurrent with the Laramide orogeny, produced an intermediate intrusive suite and its volcanic counterpart. These rocks, named the Lower Volcanic Complex (LVC), include the Late Cretaceous to Paleocene volcanic succession of the Tarahumara Formation and are intruded by the Sonora batholiths. In the late Eocene, volcanism became dominated by rhyolitic ignimbrites. Extensional basins and associated continental sedimentary deposits formed between 27 Ma and 15 Ma in a north-northwest-trending belt along the western half of the SMO.

Many significant porphyry deposits of the SMO occur in the LVC rocks. Northwest-trending fault zones associated with early Eocene east-west directed extension, appear to control epithermal mineralization in the Sonora region. The Santa Elena Main Vein and the Ermitaño Vein have orientations similar to this extensional trend.

The Santa Elena and the Ermitaño deposits are the most significant zones of gold and silver mineralization currently known within the Santa Elena property.

Drilling at the Santa Elena mine has delineated three primary structures occupied by veins. The Main Vein strikes east, dips approximately 55-45° south and is delineated 1,950 m along strike and 750 m down dip. The Alejandra and America Veins are splay of the Main Vein and strike east to east-southeast and dip steeply to the south. Andesite and granodiorite dykes occur adjacent and sub-parallel to the Main Vein.

Drilling at the Ermitaño project has delineated one primary vein, one secondary vein and several sub-parallel tertiary veins. The Ermitaño Vein strikes east, dips 60° to 80° north, and is delineated 1,800 m along strike and 550 m down dip. The vein is best developed where the structure cuts the older, brittle volcanic rocks.

Silver and gold mineralization is hosted in quartz veins and stockworks displaying typical epithermal textures, including banded, crustiform and vuggy quartz, bladed calcite (pseudomorph to quartz) and hydrothermal breccia. Sulphide abundance is generally low within the veins and are dominantly pyrite and pyrrhotite with minor galena, sphalerite, and chalcopyrite. Gold occurs typically as native gold, electrum, and silver occurs as electrum, minor acanthite, and argentite.

The Santa Elena and Ermitaño deposits are typical of low sulphidation gold and silver epithermal vein-hosted deposits.

Exploration

There have been several surface and airborne exploration surveys and studies completed within the Santa Elena mineral concessions since 2006, including prospecting, mapping, rock and soil geochemical sampling, petrographic and spectrographic studies, magnetic, electromagnetic, and induced polarization surveys. Most of this work has focused on the Santa Elena mine and Ermitaño project areas. The regional satellite and airborne surveys have been useful for developing a conceptual geological framework and local mapping and geochemical soil and rock sampling have been useful for identifying prospective drill targets.

Drilling remains the best and most widely used exploration tool within the Santa Elena property.

Drilling

Between 2006 and year-end 2020, 841 drill holes totalling 174,859 m were drilled at the Santa Elena mine, including 469 core drill holes and 76 reverse circulation (RC) and reverse circulation collared with core drill tail holes (RCDD). Drilling in 2020 has shown that mineralization in the Alejandra and America Veins remains open at depth. Mineralization is narrowing at depth in the Main Vein, and current drilling has limited the potential local down dip extent.

Between 2016 and year-end 2020, 198 core drill holes totalling 69,315 m were drilled at the Ermitaño project, including six metallurgical holes and four geotechnical holes. Drilling in 2020 showed that gold and silver mineralization in the Ermitaño Vein remains open to the east.

Between 2011 and year-end 2020, 144 core drill holes totalling 36,657 m of drilling were completed in 11 regional target areas.

Sampling Analysis and Data Verification

The Santa Elena and Ermitaño Mineral Resource estimates are based on logging and sampling of NQ and HQ diameter core and underground channel samples. The entire length of drill core is photographed and logged for lithology, mineralization, structure, and alteration. Core recovery, rock quality designation (RQD) and specific gravity measurements are also collected. Sampling intervals respect lithology and mineralization boundaries. The core is sawn in half for sampling. Channels are taken within a 20 cm wide swath along the line using a hammer and hand chisel and are collected on a tarpaulin and then bagged.

Sample quality control is monitored using certified reference materials (CRMs), blanks, and quarter-core field duplicates, coarse reject duplicates, and pulp duplicates. Coarse reject and pulp samples are prepared and inserted by the primary laboratory during sample preparation. Pulp duplicates are also periodically submitted to a secondary laboratory to assess between-laboratory bias.

Before 2016, samples were dispatched to ALS in Hermosillo or Chihuahua, Mexico and Bureau Veritas in Hermosillo, Mexico. Since 2016, samples from Ermitaño are dispatched to SGS in Durango or Hermosillo, Mexico. The ALS and SGS laboratories are independent of First Majestic. Samples from the Santa Elena mine underground drill holes are dispatched to First Majestic's Central Laboratory in Jose La Parrilla, Durango, Mexico (Central Laboratory). This laboratory is not independent of First Majestic. Underground channel samples are sent to the Santa Elena Laboratory.

The SGS laboratories conform to the ISO/IEC 17025 standard and most regional facilities have been ISO 9001 certified since 2008. The Central Laboratory received ISO 9001 accreditation in mid-2015 and 2017. The Santa Elena laboratory is not certified or accredited but has been managed by the Central Laboratory since 2015.

At SGS samples are dried crushed and pulverized and then analyzed for 34 elements using aqua regia digestion with an inductively-coupled plasma (ICP) atomic emission spectroscopy finish. Samples are also analyzed for silver by three-acid digestion with an atomic absorption (AA) spectroscopy finish. Samples returning greater than 300 g/t Ag from are reanalyzed for silver by 30 g fire assay with a gravimetric method. Gold is analyzed by a 30 g fire assay with an AA finish and samples returning >10 g/t Au are reanalyzed for gold by a 30 g fire assay with a gravimetric finish.

At the First Majestic Central Laboratory samples are dried crushed and pulverized and then analyzed for 34 elements by two-acid digestion with an ICP finish. All samples are also analyzed for silver by three-acid digestion with AA finish. Samples returning greater than 300 g/t Ag are reanalyzed for silver by a 20 g fire assay with a gravimetric finish. Gold is analyzed by two-acid digestion with an AAS finish. Samples returning >10 g/t Au are reanalyzed for gold by a 20 g fire assay with a gravimetric finish.

At the Santa Elena Laboratory samples are dried crushed and pulverized and then analyzed for silver by a 30 g fire assay gravimetric finish. Gold is analyzed by a 30 g fire assay AA finish. Samples with gold values >10 g/t Au are analyzed by a 30 g fire assay gravimetric method.

Data verification included data entry error checks, visual inspections of important data, and a review of QAQC assay results for data collected between 2012 and June 2020 from the Ermitaño, Alejandra, America, Santa Elena Main, and Tortugas veins (the verification dataset). Several site visits were also completed as part of the data verification process at which time drilling, logging, and sampling procedures were observed and cross sections as, core photos, core logs, and QAQC reports were reviewed. No significant transcription errors or grade accuracy and contamination issues were observed.

Mineral Processing and Metallurgical Testing

Santa Elena is an operating mine and the metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through the years of operation, combined with more recent metallurgical studies.

Metallurgical testing along with mineralogical investigation is periodically performed, and the plant is continually running tests to optimize metal recoveries and operating costs. Composite samples are analyzed monthly to determine the metallurgic behaviour of the mineralized material fed into the processing plant. The metallurgical testing is carried out by the Central Laboratory.

Testing has also been conducted on Ermitaño project core samples. Bench-scale metallurgical test-work performed in the Central Laboratory for some of the Ermitaño drill core samples support metallurgical recovery assumptions of 85% for silver and 96% for gold. These results were used to assess the reasonable prospects of eventual economic extraction for the Ermitaño mineralized material.

Due to the purity of the Santa Elena doré (>98% silver and gold), no penalties are applied by the refineries for the presence of heavy metals.

Mineral Resources and Mineral Reserves

The block model Mineral Resource estimates for the Santa Elena and Ermitaño deposits are based on the current database of exploration drill holes and production channel samples, the underground level geological mapping, the geological interpretation and model, as well as surface topography and underground mining excavation wireframes. Geostatistical analysis, analysis of semi-variograms, block model resource estimation, and validation of the model blocks were completed.

The drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Capping of composite sample values was limited to a select few extreme values. Outlier restriction was also used to restrict the influence of high-grade samples.

The dominant gold and silver mineralization trends were identified based on the 3D numeric models for the metal in each domain. To establish the metal grade continuity within the domains, model variograms for composite values were developed along the trends identified, and the nugget values were established from downhole variograms.

Bulk density was derived from SG measurements. Bulk density for the resource domains was either estimated into the block models from the SG data or the mean SG value was assigned.

Block grades were estimated by either inverse distance squared (ID2) or ordinary kriging (OK). The method chosen in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity.

All channel samples that were used during construction of the geological models were reviewed. Only those channels that completely cross the mineralized deposit were used during grade estimation.

The grade estimation was completed in two successive passes if channel samples were used. The first pass used all composites, including channel samples, and only estimated blocks within a restricted short distance from the channel samples. The second pass applied less restrictive criteria using drill hole composites only. If only drill hole composites were used, the estimation was often completed with a single pass.

The Mineral Resources were classified into Measured, Indicated, or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates for Santa Elena and Ermitaño are summarized in Table 11 and Table 12 using the Ag-Eq cut-off grades appropriate for the mining method assigned to each domain, and an effective date of December 31, 2020. Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The Qualified Person for the estimate is Mr. Phillip Spurgeon, P.Geo, a First Majestic employee.

Table 11: Santa Elena Mineral Resource Estimates, Measured and Indicated Category

(Effective Date December 31, 2020)

Table 12: Santa Elena Mineral Resource Estimates, Inferred Category (Effective Date December 31, 2020)

(1) Mineral Resource estimates are classified in accordance with the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Resource estimates are based on internal estimates prepared as of December 31, 2020. The information provided was reviewed and prepared by Phillip Spurgeon, P.Geo., a First Majestic employee.

(3) Silver-equivalent grade is estimated considering metal price assumptions, metallurgical recovery, and the metal payable terms.

      Ag-Eq = Ag Grade + (Au Grade x Au Recovery x Au Payable x Au Price) / (Ag Recovery x Ag Payable x Ag Price).

(4) Metal prices used in the Mineral Resources estimates were $22.50/oz Ag and $1,850/oz Au.

(5) Metallurgical recovery was 93% for silver and 95.6% for gold for Santa Elena and the heap leach pad. For Ermitaño, the metallurgical recovery used was 85.2% for silver and 96.1% for gold.

(6) Metal payable used was 99.85% for silver and 99.80% gold.

(7) The cut-off grade used to constrain the Mineral Resource estimate was 95 g/t Ag-Eq for the Main Vein, 65 g/t Ag-Eq for the heap leach pad and 90 g/t Ag-Eq for all other Santa Elena mine domains. The cut-off grades used were based on actual and budgeted operating and sustaining costs. The cut-off grade used to constrain Mineral Resources for the Ermitaño zone domains was 110 g/t Ag-Eq.

(8) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

(9) Totals may not add up due to rounding.

(10) Measured and Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the silver-equivalent grade cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate. The production channel sampling method has some risk of non-representative sampling that could result in poor precision and accuracy.

The Mineral Reserves estimation process consists of converting Mineral Resources into Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Mineral Resources comply with the previous constraints, Measured Resources could be converted to Proven Reserves and Indicated Resources could be converted to Probable Reserves, and, in some instances, Measured Resources could be converted to Probable Reserves if any or more of the modifying factors reduces the confidence of the estimates.

The Mineral Reserves for the Santa Elena mine are presented in Table 13.

Table 13: Santa Elena Mineral Reserves Statement (Effective Date December 31, 2020)

(1) Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

(2) The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2020. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, P.Eng., a First Majestic employee.

(3) Silver-equivalent grade (Ag-Eq) is estimated based on metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

a) The Ag-Eq grade formula used was:

Ag-Eq Grade = Ag Grade + Au Grade * (Au Recovery * Au Payable * Au Price) / (Ag Recovery * Ag Payable * Ag Price).

b) Metal prices considered for Mineral Reserves estimates were $20.00/oz Ag and $1,700.00/oz Au.

c) Other key assumptions and parameters include: metallurgical recoveries of 94.00% for silver, 96.50% for gold; metal payable of 99.85% for silver and 99.80% for gold; direct mining costs of US$25.33/t, mill feed, process and treatment costs of US$31.13/t mill feed and general and administration costs (indirect costs) of US$11.37/t.

(4) A two-step constraining approach was implemented to estimate reserves for each mining method in use: a general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which has a recoverable value that pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

(5) Modifying factors for conversion of resources to reserves include consideration of planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

(6) Tonnage is expressed in thousands of tonnes, metal content is expressed in thousands of ounces. Metal prices and costs expressed in USD.

(7) Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

Factors which may materially affect the Mineral Reserve estimates for the Santa Elena mine include fluctuations in commodity prices and exchange rates assumptions used; material changes in the underground stability due to geotechnical conditions that may increase unplanned dilution and mining loss; unexpected variations in equipment productivity; material reduction of the capacity to process the mineralized material at the planned throughput and unexpected reduction of the metallurgical recoveries; higher than anticipated geological variability; cost escalation due to external factors; changes in the taxation considerations; the ability to maintain constant access to all working areas; changes to the assumed permitting and regulatory environment under which the mine plan was developed; the ability to maintain mining concessions and/or surface rights; the ability to renew agreements with the different surface owners in Santa Elena; and the ability to obtain and maintain social and environmental license to operate.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed in the 2020 Santa Elena Technical Report.

Mining Operations

The Santa Elena mine operation consists of an underground mine. Mining activities are conducted by both First Majestic and contractor personnel.

The Santa Elena deposits vary in dip, thickness, and geotechnical conditions along strike and dip. Multiple mining methods are required to achieve the maximum efficient extraction of mineralized material at site. Three well-established methods were selected for mining extraction at Santa Elena:

• Longitudinal longhole stoping;

• Avoca;

• Cut-and-fill.

Ground conditions throughout most of the Santa Elena underground workings are considered good. Bolting is used systematically in the main haulage ramps, drifts, and underground infrastructure. For those sectors that have poorer rock quality, shotcrete, mesh and/or steel arches are used.

Groundwater inflow has been increasing at depth in the Santa Elena mine. Dewatering systems consist of main and auxiliary pumps in place in each of the active mine areas.

The ventilation system consists of a forced air intake system through two main fans located on surface. These fans generate the necessary pressure change for return air to exhaust through the portals and ventilation raises.

Processing and Recovery Operations

The Santa Elena mine processes a blended feed consisting of high-grade underground mineralized material and spent-ore from the existing heap leach pad.

The processing plant has been successfully operating for several years and has continuously improved silver and gold metallurgical recoveries. The process is based on cyanide tank leaching and Merrill-Crowe smelting of fine-ground ore to produce silver-gold doré bars. The installed plant capacity is for 2,800 tpd. Throughput levels averaged 1,830 tpd in 2020.

The process plant is mostly built as a single train with the crushing area split from the remaining areas, and connected through a belt conveyor to transfer the crushed product from the screening underflow to the fine stockpiles. The leaching plant includes a grinding ball mill, leaching tanks, counter-current decantation or washing tanks, a previously-processed leach-pad, a filtering plant and a filtered-tailings storage facility (FTSF).

Infrastructure, Permitting and Compliance Activities

The existing infrastructure can support current and LOM plan mining and mineral processing activities.

Most of the operation's support facilities are located within a 1.5 km radius, facilitating the transportation and logistics of personnel, material, and equipment. Operations personnel are transported by passenger buses from nearby towns. All equipment, supplies and materials are brought in by road.

Most non-local staff and contractor personnel stay in rental homes available in the nearby towns of Banamichi, Huepac and Aconchi. There are multiple hotels available in the area for visitors. In 2020, First Majestic constructed a 310-bed temporary camp within the Santa Elena grounds.

The main infrastructure consists of roads, administrative offices, a first-aid station, warehouse, assay laboratory, diesel and natural gas power generation plants, maintenance shop, water storage tanks, and water supply tank.

The FTSF has 15 Mt of storage capacity, which at current throughput rates can support approximately nine years of operation. The storage capacity of the Santa Elena FTSF is sufficient to support the LOM plan presented in the 2020 Santa Elena Technical Report.

The electric power required for the Santa Elena mine operation and supporting infrastructure is generated on-site. The power generation plant consists of eight diesel-powered generators with a total capacity of 9.2 MW. Power consumption averaged 7 MW per month in 2020.

A project to upgrade the power generation system to a LNG power generation system with capacity of 14 MW is underway. By December 31, 2020, construction of the new LNG generation site and related infrastructure was completed, and commissioning was ongoing with expected completion in the second quarter of 2021.

Industrial water is supplied mainly from the mine dewatering system. A licensed water-well is also equipped and regularly pumps water to an elevated tank for non-process uses.

The Santa Elena mine has implemented the First Majestic Environmental Management System, which supports the implementation of environmental policy and is applied to standardize tasks and strengthen a culture focused on minimizing environmental impacts. The EMS is based on the requirements of the international standard ISO 14001:2015 and the requirements to obtain the Certificate of Clean Industry, issued by the Mexican environmental authorities, the Ministry of Environment and Natural Resources (SEMARNAT), through the Federal Attorney for Environmental Protection in Mexico (PROFEPA). The EMS includes an annual compliance program to review all environmental obligations.

Environmental and social studies are routinely performed to characterize existing conditions and to support the preparation of Risk Assessments and Accident Prevention Programs for the operation and are documented as part of the EMS.

Santa Elena is an operating mine, as such it holds all major environmental permits and licenses required by the Mexican authorities to carry out mineral extracting activities in the mining complex. The environmental permits that are in place at the Report effective date authorize the various works and mining activities that are currently being carried out in the Santa Elena mine, in the surroundings of the site and in the Ermitaño Project.

The main environmental permit is the environmental license "Licencia Ambiental Unica" (LAU) under which the mine operates its industrial facilities in accordance with the Mexican environmental protection laws administered by SEMARNAT as the agency in charge of environment and natural resources. The most recent update to the main environmental permit was approved in July 2018.

Other permits and authorizations include:

• Environmental risk study (ERA);

• Accident prevention program (PPA);

• Mining waste management plan;

• Environmental impact assessment for the Santa Elena mine, FTSF, and the Ermitaño project;

• Change of land use for the Santa Elena mine and the Ermitaño project;

• Industrial water and mine groundwater discharge;

• Power generation permits.

In 2017, the Santa Elena mine started the voluntary process to obtain the Clean Industry Certification. The certification recognizes improvements in environmental management practices, regulatory compliance and environmental performance. At the Report effective date this program was still in process.

In February 2021, for the seventh consecutive year, Nusantara was awarded the Socially Responsible Company (ESR) designation by the Mexican Center for Philanthropy (CEMEFI).

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 14 presents the summary of the sustaining and expansionary capital expenditures.

Table 14: Santa Elena Mining Capital Costs Summary (Sustaining Capital)

Type	(M USD)	Total	2021	2022	2023	2024	2025
Mine Development		$21.5	$11.1	$7.4	$3.0	$-	$-
Infill Drilling		$1.4	$0.4	$0.4	$0.4	$0.2	$-
Property, Plant & Equipment		$19.2	$6.3	$4.2	$3.8	$2.7	$2.3
Other Sustaining Costs		$4.5	$1.1	$1.1	$1.1	$1.1	$-
Total Sustaining Capital Costs		$46.6	$18.9	$13.1	$8.3	$4.0	$2.3
Near Mine Exploration		$5.1	$1.5	$1.5	$1.5	$0.7	$-
Total Capital Costs		$51.8	$20.4	$14.6	$9.8	$4.8	$2.3

Operating costs for Santa Elena have been estimated for the underground mining, processing costs, operations indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $84.90 per tonne of ore processed based on current and projected costs.

Table 15: Santa Elena Operating Costs

Type	$USD/tonne
Mining Cost	$28.7
Processing Cost	$33.0
Indirect Costs	$21.1
Total Production Cost	$82.8
Selling Costs	$2.0
Total Cash Cost	$84.9

Exploration, Development and Production

The following general annual exploration drill programs are contemplated for 2021:

• 4,000 m infill sustaining drill program at the Santa Elena mine

• 15,000 m near-mine drill program at the Santa Elena mine

• 15,000 m near-mine drill program at the Ermitaño project

• 15,000 m brownfield surface drill program regionally.

This amount of drilling is expected to continue on an annual basis while production continues, with amounts required will be reviewed annually. In addition, an annual prospect generation program consisting of prospecting, soil and rock geochemical surveys, mapping, or geophysical surveys is being implemented.

In 2020 the Company continued mining the Main Vein, the Alejandras veins, the Americas veins, the Tortugas vein and reprocessing spent-ore material from the leach-pad. During 2020, 640,276 tonnes of mineralized material were processed with an average grade of 88 g/t Ag and 1.43 g/t Au.

Development continues in the Santa Elena mine preparing extraction levels below the elevation 460 m for the Alejandra vein and developing the Americas veins.

In Ermitaño, development continues to prepare the access ramps and to prepare a test mining block at elevations 793 m and 818 m. The goal of this test-mining program is to provide information to complete the pre-feasibility investigation of geotechnical aspects as well as provide material to run an industrial scale test of the Ermitaño mineralized material in the Santa Elena processing plant.

La Encantada Silver Mine, Coahuila State, México

Except as indicated below, the following information on the La Encantada Silver Mine (La Encantada mine) is based on a Technical Report prepared in accordance with NI 43‐101 and titled "First Majestic Silver Corp., La Encantada Silver Mine, Coahuila, Mexico, NI 43-101 Technical Report on Mineral Resource and Mineral Reserve Estimates" with effective date of December 31, 2020 (the "2020 La Encantada Technical Report"). Reference should be made to the full text of the 2020 La Encantada Technical Report which is available for review on SEDAR at www.sedar.com.

Project Description, Location and Access

La Encantada mine is an actively producing silver mining complex owned and operated by the Company's wholly owned indirect subsidiary, Minera La Encantada, S.A. de C.V. ("Minera La Encantada"). The property is in the municipality of Ocampo, State of Coahuila, Mexico, approximately 120 kilometres northwest of the city of Melchor Múzquiz, Coahuila and approximately 120 kilometres north of the town of Ocampo, Coahuila and is centered on latitude 28°21.5'N and longitude 102°33.5'W.

Access to La Encantada is primarily by charter airplane from Durango city (about two hours flying time), or from the city of Torreón, Coahuila (about 1:15 hours flying time). Minera La Encantada operates its own private airstrip at the La Encantada mine. Driving time from the city of Melchor Múzquiz is approximately 2.5 hours by asphalt road, about five hours from the town of Ocampo and about eight hours from the international airport in Torreón city. The mine can be accessed and operated all-year round.

The La Encantada property consist of 22 exploitation concessions covering 4,076 ha. All 22 concessions are currently in good standing and expire between 2030 and 2065. Minera La Encantada holds a 100 % royalty-free interest in its concessions.

Minera La Encantada owns surface rights covering 2,237 ha on the "Cañon del Regalado" properties. This surface covers access to the mining complex, mine portals, grinding mill and flotation plant (Plant No. 1), cyanidation plant (Plant No. 2), tailings management facilities, the mine camp, offices, and an airstrip. In 2011 the Tenochtitlán Ejido filed a lawsuit against Minera La Encantada in agrarian court claiming title to 1,097 hectares of the land owned by Minera La Encantada. The initial lawsuit was decided in favour of Minera La Encantada and was followed by a series of motions and appeals regarding judicial reviews of the subsequent rulings. Resumption of the initial lawsuit regarding the land title is currently pending a judicial review ruling. Minera La Encantada also holds 19,114 ha of surface rights, "Cielo Norteño" or "Rancho El Granizo" property to the North-East of the mine covering an area with water rights. The remainder of the surface rights in the mining concession areas are held privately and through group ownership either as communal lands or Ejido lands.

Minera La Encantada has all necessary permits for current mining and processing operations, including an operating license for mining and mineral processing activities, a mine water use permit, an Environmental Impact Authorization ("EIA") for the La Encantada mine, processing plants and tailings management facilities, and a permit for power generation.

History

In 1967 Industrias Peñoles S.A.B. de C.V. (Peñoles) and Tormex Industrias S.A. de C.V. established a joint venture partnership (Minera La Encantada) to acquire and develop La Encantada. In July 2004, Peñoles awarded a contract to operate the La Encantada mine, including the processing plant and all mine infrastructure facilities, to the private Mexican company Desmin, S.A. de C.V ("Desmin"). Desmin operated the mine and processing plant until November 1, 2006 when First Majestic purchased all the outstanding shares of Desmin. Subsequently, First Majestic reached an agreement to acquire all the outstanding shares of Minera La Encantada from Peñoles.  First Majestic is now the sole owner of La Encantada and all its assets, including mineral rights, surface rights position, water rights, processing plants and ancillary facilities.

From November 2006 to June 2010 La Encantada operated a 1,000 tpd flotation plant. All production during this period from the flotation plant was in the form of a lead‐silver concentrate. In 2007 La Encantada commenced construction of a cyanidation plant with a capacity of 3,750 tpd, and in 2009 began producing precipitates and silver doré bars. Commercial production was achieved on April 1, 2010 and the flotation circuit was placed in care-and-maintenance in June 2010. During 2011 several modifications were made to the cyanidation plant increasing its capacity to 4,000 tpd. Since that time, the La Encantada operation has only produced doré bars.

During the period of 2010 to 2013, La Encantada reprocessed old tailings from the flotation circuit with approximately 1,000 tpd of ore feed from the underground mine for a combined throughput of 4,000 tpd. Starting in 2014, silver market economic conditions precluded the reprocessing of tailings, and only ore production from underground workings was fed to the mill and the cyanidation plant. In August 2014, La Encantada began a plant expansion initiative to bring the crushing and grinding capacity to 3,000 tpd. The plant expansion was completed by the end of June 2015, commissioning began in July 2015, allowing for the ramp up to 3,000 tpd, which was completed by October 2015.

In 2017 La Encantada started the construction of a roasting facility with the objective of increasing recoveries when reprocessing tailings. In 2018 the main components of the roasting system were installed, and commissioning tests were started in the last quarter and continued into 2019. Observations from the commissioning tests revealed materials handling issues both at the feed and discharge of the roasting system. Engineering work is in progress to resolve these issues to allow the option of processing tailings material economically.

Mine production tonnes since 2007 is summarised in Figure 3 and silver metal production ounces since 2007 is summarized in Figure 4.

Figure 3: Mine Production since 2007

Figure 4: Silver Production since 2007

Geological Setting, Mineralization and Deposit Types

La Encantada is in the Sierra Madre Oriental (SMO) fold and thrust belt where Jurassic and the Cretaceous age Sabinas Basin carbonate rocks overlie the Paleozoic Coahuiltecano terrane. Northeast-southwest oriented compression during the Cretaceous to early Tertiary Laramide Orogeny deformed the Mesozoic sedimentary rocks into a series of north-northwest-trending folds and faults, which gave rise to the SMO fold and thrust belt. Extension in the mid to late Tertiary was accompanied by widespread magmatism, with the related fault zones acting as conduits for the emplacement of shallow level intrusive rocks within the carbonate sedimentary sequence.

The Sabinas Basin Albian age Aurora Formation is the primary host rock for mineralization at La Encantada. The Aurora Formation is a thick limestone sequence comprised of a lower, middle, and upper units. The middle part of the limestone sequence consists mainly of dense, thick-bedded, grayish calcilutite, which forms the distinctive cliff faces at La Encantada. An Eocene-Oligocene age granodiorite stock and rhyolite to basalt dikes intruding the carbonate rocks produced irregular skarn, hornfels and marble aureoles.

La Encantada lies on the southwestern flank of the northwest-trending Sierra de La Encantada anticlinorium where a series of northeast-trending faults and fractures cut obliquely across the regional north-northwest-trending anticlinorium. The northeast-trending normal faults and fractures control the formation of breccia pipes and vein shoots at the intersection with the northwest-trending cross structures.

Because of its spatial relationship to the skarn alteration and mineralization, it is believed that the intrusions are genetically linked to the Ag, Pb and Zn mineralization in the property. Mineralization consists of silver, gold, lead, and zinc in deposits that occur as tabular veins, mantos, massive lens, breccia pipes, and irregular replacement bodies. Oxide minerals including Ag, Fe, Zn, Pb, Cu oxides. Sulphide minerals include native silver, acanthite, pyrite, magnetite, marmatite, galena, chalcopyrite, and covellite. The mineral deposits have been grouped into three geologic mine zones: the Prieta Complex, the San Javier-Milagros Complex, and the Vein System.  The property also holds a substantial silver deposit in tailings.

La Encantada has similarities with polymetallic carbonate replacement deposits (CRD). CRD deposits are typically characterized by irregular shaped pods and lenses and roughly tabular masses of Ag, Pb, Zn mineralization hosted in carbonate rocks and associated with proximal intrusive rocks.  Discordant near vertical deposits with irregular elongate shapes are referred to as chimneys and breccia pipes. Tabular sub-vertical replacement deposits are referred to as veins which can contain richer mineral shoots or small chimneys at the intersection of northwest-trending faults and fractures. Oxidized concentrations of silver, iron, lead, and zinc are hosted by carbonate sedimentary formations and sulphide mineralization is hosted at deeper structural levels in skarn alteration.

Exploration

Surface exploration work completed by Minera La Encantada includes geological mapping, geochemical sampling, a natural source audio-frequency magnetotellurics geophysical survey, a regional aeromagnetic survey, an Isotopic study, and diamond drilling.  Surface geologic mapping and sample geochemistry has been completed at El Camello, Anomaly B, La Escalera and El Plomo. Surface drilling has been carried out at Ojuelas in Prieta Complex, El Camello, El Plomo, Conejo Extension, Brecha Encanto, Veta Sucia and other areas with magnetic analytic signal anomalies. Underground exploration primarily consists of a combination of drilling and mine development along structures.

Drilling

Total drilling between March 2011 and December 2020 amounts to 111,365 metres in 572 surface and underground diamond drillholes and 193 metres from 10 hollow stem auger drillholes. Diamond drilling typically recovers HQ size (63.5 mm core diameter) but is reduced to NQ size (47.6 mm core diameter) where required by ground conditions.  Data collected from drilling includes collar surveys, downhole surveys, logging (lithology, alteration, mineralization, structure, veins, sampling, etc.), specific gravity (SG), and geotechnical information. Channel samples are also collected to support geologic modeling, resource estimation, and grade control during production. Between 2007 to 2020 Mineral La Encantada collected 11,418 production channel samples from the San Javier Milagros Complex and along narrow deposits in the Vein System.

Sampling Analysis and Data Verification

Drill core sample intervals range from 0.2 and 1.3 metres in mineralized areas. All drill core intervals selected for sampling are cut in half using a diamond blade saw. One half of the core is retained in the core box and the other half is placed in sample bags for shipment to the laboratory. Sample tickets displaying the sample number are stapled into the core box beside the sampled interval, and a copy is placed in the sample bag. Channel sample intervals range from 0.30 to 1.5 metres and are collected by mine geologists using a hammer and a hand chisel to sample a 20 cm wide swath along a sample line drawn on development faces. Sketches are collected of the sampled face, showing the location and length of each sample.  Drill core and channel sample intervals are selected to reflect changes in mineralogy, lithology, and structure. All sample bags are sealed to prevent contamination during handling and transportation.

Since 1995 four different laboratories have been used for sample preparation and analysis. These include:

• First Majestic's Central Laboratory in Durango (Central Laboratory) which is used for drill core and sawn-channel samples and is certified under ISO 9001:2008 in June 2015 and ISO 9001:2015 in June 2018.

• La Encantada's laboratory (La Encantada Laboratory) is used for grade control and production channel sample processing, is not certified and nis ot independent of First Majestic.

• SGS in Durango (SGS) was used for drill core and channel samples prior to 2018 and is now used as a secondary laboratory for check samples. SGS is certified under ISO/IEC 17025 and is independent of First Majestic.

• Bureau Veritas Mineral Laboratories (BV) in Durango was used from 2014-2015 as a secondary lab for check samples. BV is certified under ISO/IEC 17025 and is independent of First Majestic.

At the Central Laboratory drill core samples are currently dried at 100 °C ± 5°C, crushed to 80% passing 2 mm, split to a 250-gram sub-sample and pulverized to 85% passing 75 μm. All samples are analyzed for 34 elements by a 2-acid digestion ICP method. All drill core and channel samples are also analyzed for silver by a 2 g, 3-acid digestion, atomic absorption method. Samples returning greater than 300 g/t silver are reanalyzed for silver by a 30 g, fire assay gravimetric method.

At La Encantada Laboratory samples are currently dried at 105°C, crushed to 80% passing 2 mm, split to 200 g and pulverize to 80% passing 75 μm. Samples are analyzed for silver by a 20 g fire assay gravimetric finish method.  Copper, iron, lead, manganese, and zinc are analyzed by a 0.1 g 2-acid digestion atomic absorption finish.

Since 2013 samples submitted to the primary laboratories include Standard Reference Materials (SRMs) and Certified Reference Materials (CRMs), coarse and pulp blanks, and field, coarse and pulp duplicates. Check samples sent to a secondary laboratory was introduced in 2014 and became a common practice by 2018. All quality control results are assessed using statistical analysis and visual inspection of control plots. This process has resulted in a sample database that the Company believes is free of any significant accuracy, contamination, precision, or between laboratory bias issues.

The data verification completed to support the 2020 mineral resource estimate includes data entry error checks, visual inspections of important data collected between 2013 and 2020 from Buenos Aires, Regalo Breccia, Conejo, La Fe, La Prieta, Milagros, Ojuelas, Tailings Deposit No.4, Vein System areas (the verification data set), and a review of QAQC assay results. A random 5 % selection of drill collar locations, down hole surveys, lithology and Ag and Pb assay results of the verification dataset and specific gravity measurements were verified for transcription errors and significant outliers. Data verification through visual inspection consisted of verifying the position of collars relative to the underground workings, down-hole deviation relative to drill trace, lithology, and assay intervals relative to the three-dimension geological models. The visual inspection also included comparison of lithology and assay intervals with core photos. No significant transcription errors or outliers were observed.

Mineral Processing and Metallurgical Testing

The La Encantada mine is an operating mine and the metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through the years of operation combined with more recent metallurgical studies.

Metallurgical testing, along with mineralogical investigation are performed periodically. The plant is continually running tests to optimize silver recovery and to reduce operating costs, even when the results are within the expected processing performance. Composite samples are analyzed monthly to determine the metallurgic recovery performance of the mineralized material fed into the processing plant. Geometallurgical studies are performed to investigate the similarities and variability related to future ore zones to be mined and processed in the mid and long term. This metallurgical testing is carried out by the Central Laboratory.

The silver content of the doré produced in La Encantada ranges from 60% to 85% due to the presence of copper, lead and zinc. The silver concentration impacts the treatment charge as this charge is levied by weight on the doré produced.

Mineral Resources and Mineral Reserves

The block model Mineral Resource estimates for La Encantada were based on the current database of exploration drill holes and production channel samples, the underground level geological mapping, the geologic interpretation and model, as well as the surface topography and underground mining excavation wireframes.  Geostatistical analysis, analysis of semi-variograms, block model resource estimation, and validation of the model blocks were completed.

The Mineral Resource estimates for the deposits at La Encantada are constrained by 3D geological interpretation and resource domain models. Silver and lead estimations are restricted to detailed wireframe domain models. The domain model boundaries strictly adhere to the veins and breccia contacts with the surrounding country rock to produce reasonable representations of each deposit location and volume.

The drill hole and channel composite samples were evaluated for high-grade outliers and those outliers were capped to values considered appropriate for estimation. Outlier values at the high end of the grade distributions were identified for silver and lead from analysis of histograms plots, log cumulative probability plots, mean variance plots, and cumulative metal plots. Capping of composite sample values was limited to a select few extreme values. Outlier restriction was also used to restrict the influence of high-grade samples.

Bulk density was derived from specific gravity estimates ("SG"). Bulk density for the resource domains was either estimated into the block models from the SG data or the mean SG value was assigned.

Block grades were estimated primarily by inverse distance squared and less commonly by ordinary kriging. The method chosen in each case considered the characteristics of the domain, data spacing, variogram quality, and which method produced the best representation of grade continuity, in the opinion of the resource geologist.

All channel samples that were used during construction of the geological models were reviewed. Only those channels that completely cross the mineralized deposit were used during grade estimation. The Mineral Resources were classified into Indicated or Inferred categories based on the confidence in the geological interpretation and models, the confidence in the continuity of metal grades, the sample support for the estimation and reliability of the sample data, and on the presence of underground mining development providing detailed mapping and production channel sample support.

The Mineral Resource estimates for La Encantada are summarized in Table 16 and Table 17 using the silver cut-off grades appropriate for the mining method assigned to each domain, and an effective date of December 31, 2020. Indicated Mineral Resources are reported inclusive of Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. The qualified person for the estimate is Mr. David Rowe, CPG.  Mr. Rowe is not independent of First Majestic.

Table 16: La Encantada Mineral Resource Estimate Statement, Indicated Category

(effective date December 31, 2020)

Table 17: La Encantada Mineral Resource Estimate Statement, Inferred Category

(effective date December 31, 2020)

1) Mineral Resource estimates are classified in accordance with the 2014 CIM Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2) The Mineral Resource estimates are based on internal estimates prepared with an effective date of December 31, 2020 by David Rowe, CPG. Mr. Rowe is not Independent of First Majestic.

3) Silver-equivalent grade (Ag-Eq) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the mine as of December 31, 2020.

4) Metal prices used in the Mineral Resources estimates were $22.50/oz Ag and $0.90/lb Pb.

5) Mineral resource estimates are for silver only where Ag g/t = Ag-Eq g/t, except for the Prieta Complex resource domains, where the Ag-Eq metal grades were calculated from silver and lead as follows: Ag-Eq grade = Ag grade + (Pb grade * Pb Factor).

6) The Cut-off grades used to constrain the Mineral Resource estimates are 75 g/t Ag-Eq for sub-level inclined caving, 115 g/t Ag-Eq for cut-and-fill, 100 g/t Ag-Eq for Longhole stoping, and 105 g/t Ag-Eq for Tailings.

7) Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

8) Totals may not add up due to rounding.

9) Indicated Mineral Resources are reported inclusive of Mineral Reserves.

10) Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

Risk factors that could materially impact the Mineral Resource estimates include: metal price and exchange rate assumptions; changes to the assumptions used to generate the silver-equivalent grade cut-off grade; changes in the interpretations of mineralization geometry and continuity of mineralized zones; changes to geological and mineralization shape and geological and grade continuity assumptions; changes to geotechnical, mining, and metallurgical recovery assumptions; changes to the assumptions related to the continued ability to access the site, retain mineral and surface rights titles, maintain environment and other regulatory permits, and maintain the social license to operate.

Mineral Reserve Estimates

The Mineral Reserve estimation process consists of converting Indicated Mineral Resources to Probable Mineral Reserves by identifying material that exceeds the mining cut-off grades while conforming to specified geometrical constraints determined by the applicable mining method and applying modifying factors such as mining dilution and mining recovery factors. If the Indicated Mineral Resources comply with the previous constraints, Indicated Resource estimates are converted to Probable Mineral Reserves.

The Mineral Reserves estimates for La Encantada are tabulated in Table 18 and have an effective date of December 31, 2020.  The QP for the estimate is Mr. Ramón Mendoza Reyes, P.Eng.

Table 18: La Encantada Mineral Reserves Statement (effective date of December 31, 2020)

1)  Mineral Reserves have been classified in accordance with the 2014 Canadian Institute of Mining, Metallurgy and Petroleum ("CIM") Definition Standards on Mineral Resources and Mineral Reserves, whose definitions are incorporated by reference into NI 43-101.

2)  The Mineral Reserves statement provided in the table above is based on internal estimates prepared as of December 31, 2020. The information provided was prepared and reviewed under the supervision of Ramon Mendoza Reyes, PEng, and a Qualified Person ("QP") for the purposes of NI 43-101.

3)  Silver grade (Ag) is estimated considering metal price assumptions, metallurgical recovery for the corresponding mineral type/mineral process and the metal payable of the selling contract.

4)  Metal prices considered for Mineral Reserves estimates were $20.00/oz Ag.

5)  Other key assumptions and parameters include: Metallurgical recoveries per domain of 60% for Prieta Complex: Ojuelas, weighted average of 65.6% for Veins Systems and 78.8% for San Javier Milagros Complex; Cut & Fill direct mining costs of US$31.85/t, Longhole Stoping direct mining costs of US$24.96/t, Sublevel Caving direct mining costs of US$8.49/t, mill feed, process, and treatment costs of US$20.86/t mill feed and general and administration (indirect costs) of US$11.46/t.

6)  A two-step constraining approach has been implemented to estimate reserves for each mining method in use: A general cut-off grade was used to delimit new mining areas that will require development of access, infrastructure and all sustaining costs. A second incremental cut-off grade was considered to include adjacent mineralized material which recoverable value pays for all associated costs, including but not limited to the variable cost of mining and processing, indirect costs, treatment, administration costs and plant sustaining costs but excludes the access development assumed to be covered by the block above the general cut-off grade.

7)  Modifying factors for conversion of resources to reserves include consideration for planned dilution due to geometric aspects of the designed stopes and economic zones, and additional dilution consideration due to unplanned events, materials handling and other operating aspects. Mineable shapes were used as geometric constraints.

8)  Tonnage is expressed in thousands of tonnes; metal content is expressed in thousands of ounces.

9)  Numbers have been rounded as required by reporting guidelines. Totals may not sum due to rounding.

Factors that could affect the Mineral Reserves estimate include changes to metal prices and exchange rates; unplanned dilution; mining recovery; geotechnical conditions; equipment productivities; metallurgical recoveries; mill throughput capacities; operating cost estimates; capital cost estimates changes to the assumed permitting and regulatory environment under which the mine plan was developed; changes in the taxation conditions; ability to maintain mining concessions and/or surface rights; and ability to obtain and maintain social and environmental license to operate.

The Company is not aware of any known mining, metallurgical, environmental, permitting, legal, title, taxation, socio-economic, marketing, political, or other relevant factors that could materially affect the mineral reserve estimates, other than discussed in the 2020 La Encantada Technical Report.

Mining Operations

The La Encantada mine operation consists of an underground mine. Mining activities are conducted by both First Majestic and contractor personnel.

The deposits vary in dip, thickness, and geotechnical conditions along strike and dip. Multiple mining methods are required to achieve the maximum efficient extraction of mineralization. Three well-established methods were selected:

• Inclined and sublevel caving;

• Long hole stoping;

• Cut-and-fill.

Inclined and sub-level caving is well suited for the bulk tonnage deposits at La Encantada such as the San Javier-Milagros breccias and the Ojuelas deposit.

Longhole stoping is being used for near-vertical structures that are relatively consistent along strike and length and have competent wall rock. The minimum planned mining width is 1.4 m, based on a minimum vein width of 1.0 m plus an allowance for 0.2 m on the hangingwall and footwall.

Cut-and-fill is performed using jackleg drilling and is used for vein deposits that are irregular in nature and commonly possess poorer geotechnical conditions. The minimum mining width is 1.3 m, based on a minimum vein width of 1.0 m and an additional 0.15 m was added to both the hangingwall and footwall as planned dilution.

Ground conditions throughout most of the La Encantada mine are considered good. In contrast, the breccia and massive lens-type deposits form weak, soft material that lends itself to caving mining methods. The vein deposits possess fair rock quality and are hosted in competent limestone. Waste pillars are left where necessary to increase stability in longhole stoping.

All working areas are above the water table which is at 1,424 masl. The main water inflow comes from surface filtration during the rainy season.  Mine water is pumped from the lowest elevation of 1,509 masl to surface.

Processing and Recovery Operations

The processing plant has been operating for several years and has continuously improved silver metallurgical recoveries. The metallurgical test-work data supporting the initial plant design has been proven and reinforced by plant operating results through years of operation combined with more recent metallurgical studies.

The processing plant is divided into two areas: Plant No. 1 and Plant No. 2. Plant No. 1 consists of the crushing and grinding circuits, while Plant No. 2 is the leaching circuit. The process is based on cyanide tank leaching and Merrill-Crowe of ground run-of-mine mineralized material (ROM) to produce silver doré bars. The installed plant capacity is for 3,000 tpd for the crushing and grinding area, and 4,500 tpd for the leaching circuit.

The plant-feed material is delivered from the underground ROM and discharged into a steel-made coarse ore-bin of 300 t capacity. The coarse ROM is crushed in a three-stage crushing circuit. The crushing plant has a capacity of 3,000 tpd at 18 operating hours per day.

The grinding section is comprised of one Metso ball mill. The nominal capacity of the mill is 3,000 tpd.  The cyanide leaching circuit process adds cyanide to leach tanks and lime in slurry form is added as a pH modifier.

Most of the overflow solution from the intermediate thickener goes to the primary thickener, which produces pregnant leach solution (PLS) and is fed to the Merrill Crowe system.

Metallurgical testing, together with mineralogical investigation are periodically performed. The plant is continually running tests to optimize silver recovery and to reduce operating costs, even when the results are within the expected processing performance. Composite samples are analyzed monthly to determine the metallurgical recovery performance of the mineralized material fed into the processing plant. Geometallurgical studies are performed to investigate the similarities and variability related to mineralization to be mined and processed in the mid- and long-term. This metallurgical testing is carried out by the Central Laboratory.

Samples from the Ojuelas deposit were tested by the Central Laboratory using current plant parameters. The expected recovery of silver for the Ojuelas mineralized material varies between 52.2-62.0%, and if reagents are optimized there is potential for the recovery to increase from 56.4-65.6%.

Mineralized material from the Ojuelas deposit also contains significant base metals: 6% of lead and 5% of zinc. Additional bench-scale testing was conducted on this material utilizing flotation as an alternative processing route to investigate the opportunity to recover the base metals contents and improve the silver recovery. Preliminary results are encouraging as recoveries of 70-75% for silver and 75% for lead have been observed.

It has been observed that the presence of manganese limits the silver recovery. A number of tests were conducted on material with high manganese content with the objective of validating the implementation of roasting as a conditioning stage prior to cyanide leaching. Some of these tests showed silver recoveries in the range of 57-73% and supported the addition of a roasting circuit to treat the material from the Tailings Deposit No. 4, pre-conditioning the material before the leaching process. The roasting circuit is currently inoperative but is the object of studies to determine required modifications and upgrades to the cooling stage and materials handling to enable its commissioning.

Roasting tests were also conducted on samples of ROM material from deposits with high manganese content, which is refractory in nature. Mineralized material from the Buenos Aires deposit showed silver recoveries in the range of 68-71% when leached after being roasted.

The metallurgical recovery projections assumed in the life-of-mine (LOM) plan are supported by the historical performance in the processing plant as well as on the results of recent testing. Variability of silver recovery estimates was addressed in the LOM plan by projecting metallurgical recoveries for different domains based on actual performance of the mineralized material from areas currently in operation, such as San Javier-Milagros complex breccias and the Veta Dique San Francisco.  Variability is also monitored for LOM plan purposes by projecting recoveries based on laboratory test-work for domains that are planned to be later in the LOM plan, such as Ojuelas, Conejo, and other vein system deposits. The average yearly silver recovery projected in the LOM plan ranges from 60-68%.

The silver content of the doré produced in La Encantada ranges from 60-85% due to the presence of copper, lead and zinc.

Infrastructure, Permitting and Compliance Activities

The existing infrastructure at La Encantada can support current mining and mineral processing activities and the LOM plan.

Most of the operation's support facilities are located near the Plant No. 1 and include administrative offices, a medical clinic, warehouse, assay laboratory, core shed, fuel storage facilities, mine compressor building, surface maintenance shop, mine dry, water storage tanks and contractor offices. The mine camp is located approximately 1 km west of Plant No. 1 and the First Majestic owned airstrip is approximately 6 km west from the mine camp. Plant No. 2 is located 2 km north-west of Plant No. 1 and holds the leaching and roasting processing facilities, including the tailings filter-press plant.

The La Encantada Tailings Management Facilities (TMF) is comprised of two different storage areas. Tailings Deposit No. 5 (TMF-5) is currently in operation and Tailings Deposit No.4 is inactive and holds the material considered for potential reprocessing by roasting. Rainwater management for the TMF includes two main diversion channels. Temporary contact water channels have been built to the north of the facility to distribute the contact water downstream where there is an impervious watershed. Contact water is also diverted to two storage ponds for industrial recycling.

The storage capacity of the TMF-5 is 8.5 Mt of filtered tailings. According to the latest survey conducted in February 2021, the remaining storage capacity is estimated to be approximately 5.5 Mt or more than 5 years of service life at current production rate, which is sufficient to support the LOM plan.

First Majestic's facilities include a camp previously constructed by Peñoles. These facilities were significantly improved in 2020 and include 160 housing units for workers and staff with 440 beds, a new 180 person kitchen/dining area for employees, accommodations for contractor managers and visitors, offices for the union representatives, an elementary school, a chapel, a grocery store, and recreational facilities.

Power demand is presently 4,000 MW per month, which is being supplied by four 1.5 MW MTU natural gas generators and one the 1.5 MW MTU diesel generator, achieving an average mix of 90% natural gas - 10% diesel generation, significantly reducing the greenhouse gas emissions and the energy generation costs. First Majestic plans to add a fifth 1.5 MW MTU generator, which will further reduce greenhouse gas emissions and energy costs, and provide redundant power capacity. By December 2020, construction was underway, and continuous operation of the additional generator is anticipated for Q3-2021.

Fresh water for the offices and employee housing is obtained from a well located in the underground mine. Industrial water for the mine and plant is obtained from a series of wells located 25 km away from the La Encantada mine. This water is pumped to site and stored in a series of storage tanks located throughout the plant and mine facilities.

The La Encantada mine has all of the necessary permits for current mining and processing operations, such as an operating license for mining and mineral processing activities, a mine water use permit, an Environmental Impact Authorization ("EIA") for the La Encantada mine, processing plants and TMF, and a permit for power generation.

In February 2021, the La Encantada mine was distinguished as a Socially Responsible Company (ESR) by the Mexican Center for Philanthropy (CEMEFI). The ESR award is given to companies operating in Mexico that achieve high performance and commitment to sustainable economic, social, and environmentally positive impact in all areas.

Capital and Operating Costs

The LOM plan includes estimates for sustaining capital expenditures for the planned mining and processing activities.

Sustaining capital expenditures will mostly be allocated for on-going development in waste, infill drilling, mine equipment rebuilding, equipment overhauls or replacements, plant maintenance and on-going refurbishing, and for tailings management facilities expansion as needed. Table 19 presents the summary of the sustaining and expansionary capital expenditures.

Table 19: La Encantada Mining Capital Costs Summary (Sustaining Capital)

Operating costs for La Encantada have been estimated for the underground mining, processing costs, operation's indirect, and general and administrative costs. First Majestic currently estimates operating costs at an average of $46.90 per tonne of ore processed based on current and projected costs.

Table 20: La Encantada Operating Costs

Type	$/tonne
Mining Cost	$ 15.4
Processing Cost	$ 17.2
Indirect Costs	$ 12.4
Total Production Cost	$ 45.0
Selling Costs	$ 1.9
Total Cash Cost	$ 46.9

Exploration, Development and Production

The following general annual exploration drill programs are planned for 2021:

  An annual 1,000 m infill sustaining drill program to support short-term production plans.
  An annual 7,500 m near mine drill program to support mid-term production projections.
  An annual 7,500 m brownfield surface drill program to identify additional mineralization.

This amount of drilling is expected to continue on an annual basis while production continues and amounts required will be reviewed annually.

In 2020 the Company continued operating the caving system in the San Javier Breccia while mining mineralized material from historical mined areas, in particular the La Prieta area, and the extraction of backfill material.

Total mill throughput in 2020 was 860,613 k tonnes grading an average of 162 g/t Ag which resulted in 3.49 million ounces of silver being produced, in comparison with 3.1 million ounces of silver produced in 2019. The increase in production was primarily due to an 11% increase in silver head grade and a 5% increase in silver recovery, partially offset by a 3% decrease in tonnes milled.

Development and production activities will continue in the underground mine, currently extracting material from the La Prieta complex breccia, the San Javier breccia and from historically mined areas that are out of the Mineral Reserve estimates due to the complexity to drill, survey and compile the estimates.

Mine development is currently focused in preparing the Milagros breccia area for infill drilling and potential production. Also, development will be focused in preparing the Ojuelas deposit for future extraction.

Non-Material Properties

San Martín Silver Mine, Jalisco State, México

The San Martín mine is an underground silver mine and processing facility in Jalisco State, México, approximately 250 km north of the state capital city of Guadalajara, and owned by the Company's wholly owned indirect subsidiary, Minera El Pilón, S.A. de C.V. The Company acquired San Martin in 2006 and operated it until July 2019 when it was placed on temporary suspension due to increased insecurity in the area and safety concerns for the Company's workforce.  The surface infrastructure includes a 1,300 tpd cyanidation processing facility, temporary ore stockpiles, a tailings storage facility, water management and diversion structures, a drill core and logging shack, power substations, and power lines. There are also onsite support facilities for the operations, which are located near the plant and include the main administrative offices, warehouse, assay laboratory, maintenance buildings, cafeteria and other employee housing. Existing underground workshop facilities in the Rosario mine include a washing bay, a lube station, and several repair stations for mobile equipment.

Since its acquisition of the mine in 2006 First Majestic has completed 195,628 metres in 1,125 diamond drill‐holes. No mining, drilling or exploration was carried out in 2020. A buttressing program was started on tailings impoundment #2 as part of the company's stability and reclamation/closure program.

Table 21 below shows the Mineral Resources for the San Martin mine.

Table 21: Internal Mineral Resource Estimates for the San Martin Silver Mine

Category/ Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Measured Intermedia Zone (UG)	Oxides	5	215	0.04	218	30	-	30
Measured La Veladora (UG)	Oxides	54	240	0.24	261	420	0.4	460
Measured Other Veins (UG)	Oxides	11	128	1.34	241	50	0.5	90
Total Measured (UG)	Oxides	70	221	0.40	255	500	0.9	580

Indicated Rosario (UG)	Oxides	521	247	0.64	301	4,130	10.7	5,030
Indicated Intermedia Zone (UG)	Oxides	133	358	0.18	373	1,530	0.8	1,590
Indicated La Veladora (UG)	Oxides	93	322	0.31	348	960	0.9	1,040
Indicated Hediondas (UG)	Oxides	54	299	0.84	370	520	1.5	640
Indicated La Lima (UG)	Oxides	39	233	0.15	245	290	0.2	310
Indicated Zuloaga (UG)	Oxides	52	417	0.03	419	690	-	700
Indicated Other Veins (UG)	Oxides	67	183	1.02	269	390	2.2	580
Total Indicated (UG)	Oxides	958	277	0.53	321	8,510	16.3	9,890

M+I Rosario (UG)	Oxides	521	247	0.64	301	4,130	10.7	5,030
M+I Intermedia Zone (UG)	Oxides	138	352	0.17	367	1,560	0.8	1,630
M+I La Veladora (UG)	Oxides	148	292	0.29	316	1,380	1.4	1,500
M+I Hedionda (UG)	Oxides	54	299	0.84	370	520	1.5	640
M+I La Lima(UG)	Oxides	39	233	0.15	245	290	0.2	310
M+I Zuloaga (UG)	Oxides	52	417	0.03	419	690	-	700
M+I Other Veins (UG)	Oxides	78	176	1.06	265	440	2.6	660
Total Measured and Indicated (UG)	Oxides	1,028	273	0.52	317	9,010	17.2	10,470

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Rosario (UG)	Oxides	830	219	0.53	263	5,840	14.1	7,020
Inferred Intermedia Zone (UG)	Oxides	97	303	0.20	320	950	0.6	1,000
Inferred La Veladora (UG)	Oxides	27	220	0.22	238	190	0.2	200
Inferred Hediondas (UG)	Oxides	150	253	0.65	308	1,220	3.1	1,480
Inferred La Lima (UG)	Oxides	376	218	0.07	223	2,630	0.8	2,700
Inferred Zuloaga (UG)	Oxides	897	245	0.08	252	7,070	2.3	7,270
Inferred Other Veins (UG)	Oxides	156	100	1.63	237	500	8.2	1,190
Total Inferred (UG)	Oxides	2,533	226	0.36	256	18,400	29.3	20,860

La Parrilla Silver Mine, Durango State, México

The La Parrilla mine is an underground silver mine and processing facility located in Durango State, México, approximately 76 kilometres southeast of the capital city of Durango, and is owned by the Company's wholly owned indirect subsidiary, First Majestic Plata, S.A. de C.V. The Company acquired La Parrilla in 2004 and operated it until September 2, 2019 when mining operations were placed on temporary suspension. Exploration for new deposits continues with an emphasis on brownfield and greenfield targets within the property mineral concessions.

The La Parrilla mine also supports First Majestic's ISO certified Central Laboratory and metallurgical pilot plant testing facilities which continue in operation supporting the Company's metallurgical investigations and assay work for the Company's exploration samples.

The existing surface infrastructure includes a 2,000 tpd dual‐circuit processing facility consisting of a 1,000 tpd cyanidation circuit and a 1,000 tpd flotation circuit, repair workshops, an analytical laboratory (First Majestic's Central Laboratory), temporary ore stockpiles, a tailings storage facility, water management and diversion structures, offices, a drill core and logging shack, power substations and power lines. Existing underground workshop facilities include a washing bay, a lubricant station and several repair stations for mobile equipment.

Table 22 below shows the Mineral Resources for the La Parrilla mine.

Table 22: Internal Mineral Resource Estimates for the La Parrilla Silver Mine

Category/ Area	Mineral Type	Tonnage	Grades					Metal Content
		kt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Measured Quebradillas (UG)	Sulphides	15	193	-	1.27	1.27	250	90	-	0.4	0.4	120
Total Measured (UG)	Sulphides	15	193	-	1.27	1.27	250	90	-	0.4	0.4	120

Indicated Rosarios (UG)	Sulphides	519	179	0.08	1.71	1.33	257	2,980	1.4	19.6	15.2	4,290
Indicated Quebradillas (UG)	Sulphides	321	177	0.08	2.59	2.70	303	1,820	0.8	18.3	19.0	3,120
Indicated San Marcos (UG)	Sulphides	188	260	0.04	0.57	0.56	289	1,570	0.2	2.4	2.3	1,750
Total Indicated (UG)	Sulphides	1,028	193	0.07	1.78	1.62	277	6,370	2.4	40.3	36.6	9,160

Indicated Rosarios (UG)	Oxides	23	300	0.04	-	-	304	220	-	-	-	220
Indicated San Marcos (UG)	Oxides	53	256	0.12	-	-	266	440	0.2	-	-	450
Total Indicated (UG)	Oxides	76	270	0.09	-	-	278	660	0.2	-	-	670
Total Indicated (UG)	Oxides + Sulphides	1,104	182	0.07	1.67	1.52	261	7,030	2.6	40.3	36.6	9,830
Total Measured and Indicated (UG)	Oxides + Sulphides	1,119	198	0.07	1.65	1.50	277	7,120	2.6	40.7	37.0	9,950

Category/ Area	Mineral Type	Tonnage	Grades					Metal Content
		kt	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Inferred Rosarios (UG)	Sulphides	265	154	0.16	1.85	1.48	245	1,310	1.4	10.8	8.6	2,090
Inferred Quebradillas (UG)	Sulphides	578	214	0.08	1.85	2.65	319	3,970	1.6	23.6	33.8	5,920
Inferred San Marcos (UG)	Sulphides	185	304	0.03	0.25	0.22	317	1,810	0.2	1.0	0.9	1,890
Total Inferred (UG)	Sulphides	1,028	215	0.09	1.56	1.91	299	7,090	3.2	35.4	43.3	9,900

Inferred Rosarios (UG)	Oxides	280	198	0.08	-	-	205	1,780	0.7	-	-	1,840
Inferred Quebradillas (UG)	Oxides	43	196	0.14	-	-	208	270	0.2	-	-	290
Inferred San Marcos (UG)	Oxides	70	211	0.04	-	-	214	480	0.1	-	-	480
Total Inferred (UG)	Oxides	393	200	0.08	-	-	207	2,530	1.0	-	-	2,610
Total Inferred (UG)	Oxides + Sulphides	1,421	211	0.09	1.13	1.38	274	9,620	4.2	35.4	43.3	12,510

Del Toro Silver Mine, Zacatecas State, México

Del Toro mine is an underground silver mine and processing facility located in Zacatecas State, México, approximately 150 km northwest of the state capital city of Zacatecas, and is owned by the Company's wholly owned indirect subsidiary, First Majestic Del Toro S.A. de C.V. The Company operated the mine from 2004 until 21 January 2020 when mining operations were placed on temporary suspension.

Project generation exploration continues, with an emphasis on brownfield and greenfield targets within the property mineral concessions.

The existing surface mining infrastructure includes a 2,000 tpd flotation circuit and a 2,000 tpd cyanidation circuit which is currently in care and maintenance, workshops, analytical laboratory, temporary ore stockpiles, waste rock and tailings storage facilities, water management and diversion structures, offices, drill core and logging shack, water ponds, power substations and power lines. The Del Toro mine includes three main independent underground mining areas which are accessed via surface portals, the San Juan mine, the Dolores mine and the Perseverancia mine.

The Mineral Resource estimates for Del Toro are summarized in Table 23.

Table 23: Internal Mineral Resource Estimates for the Del Toro Silver Mine

Category	Mineral Type	Tonnage	Grades					Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Indicated Dolores (UG)	Sulphides	189	210	0.76	2.21	0.93	337	1,270	4.6	9.2	3.9	2,050
Indicated San Juan (UG)	Sulphides	232	179	0.38	4.57	9.97	483	1,330	2.8	23.4	51.0	3,610
Indicated Perseverancia (UG)	Sulphides	14	201	0.04	4.54	2.49	350	90	-	1.4	0.8	160
Indicated Zaragoza (UG)	Sulphides	5	181	0.17	1.60	0.76	244	30	-	0.2	0.1	40
Subtotal Indicated (UG)	Sulphides	440	193	0.53	3.52	5.75	414	2,720	7.4	34.2	55.7	5,860

Indicated Dolores (UG)	Oxides + Transition	44	238	0.29	2.48	-	317	330	0.4	2.4	-	440
Indicated San Juan (UG)	Oxides + Transition	57	279	0.13	6.41	-	435	510	0.2	8.0	-	800
Indicated Perseverancia (UG)	Oxides + Transition	52	159	0.07	5.47	-	289	270	0.1	6.3	-	480
Subtotal Indicated (UG)	Oxides + Transition	153	226	0.15	4.97	-	351	1,110	0.7	16.7	-	1,720

Total Indicated (UG)	All Mineral Types	592	201	0.43	3.90	4.27	398	3,830	8.1	50.9	55.7	7,580

Category	Mineral Type	Tonnage	Grades					Metal Content
		ktonnes	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Pb (M lb)	Zn (M lb)	Ag-Eq (k Oz)

Inferred Dolores (UG)	Sulphides	158	223	0.46	2.39	0.74	327	1,140	2.3	8.4	2.6	1,670
Inferred San Juan (UG)	Sulphides	182	186	0.12	4.08	4.49	365	1,080	0.7	16.3	18.0	2,130
Inferred Perseverancia (UG)	Sulphides	12	93	0.11	3.12	3.52	234	40	-	0.8	0.9	90
Inferred Zaragoza (UG)	Sulphides	144	149	0.20	2.57	2.64	269	690	0.9	8.2	8.4	1,240
Subtotal Inferred (UG)	Sulphides	496	185	0.25	3.08	2.73	322	2,950	3.9	33.7	29.8	5,130

Inferred Dolores (UG)	Oxides + Transition	83	167	0.32	2.91	-	259	450	0.8	5.3	-	690
Inferred San Juan (UG)	Oxides + Transition	360	196	0.02	3.30	-	273	2,270	0.2	26.2	-	3,160
Inferred Perseverancia (UG)	Oxides + Transition	247	165	0.08	4.64	-	277	1,310	0.6	25.3	-	2,200
Subtotal Inferred (UG)	Oxides + Transition	690	182	0.08	3.74	-	273	4,030	1.6	56.8	-	6,050

Inferred Total (UG)	All Mineral Types	1,186	183	0.15	3.46	1.14	293	6,980	5.5	90.5	29.8	11,180

La Guitarra Silver Mine, México State, México

La Guitarra mine is an underground silver/gold mine and processing facility located in México State, México, approximately 130 kilometres southwest of México City, and is owned and operated by the Company's wholly owned indirect subsidiary, La Guitarra Compañia Minera S.A. de C.V. ("La Guitarra Compania"). The Company acquired the mine in 2012 and operated it until 2018 when it was put on care and maintenance. No mining or exploration is being carried out at this time.

The La Guitarra mine has good access to local infrastructure and services. International airports are in both México City and Toluca. Major population centres in the area include Temascaltepec, San Simon de Guerrero and Valle de Bravo. There are paved roads throughout the Temascaltepec District.

The national power grid crosses the property within 700 metres of the existing plant. All current and projected production centres are near natural water sources. Proximity to the major industrial centres of Toluca and México City provides access to a large variety of suppliers. The infrastructure at the mine site consists of a processing facility with a conventional flotation mill rated at 500 tpd, an analytical laboratory, drill core storage facilities, a flotation plant and mill, offices, repair shops, and warehouses. Water is supplied from the mine workings, surface streams and the Temascaltepec River.

Since its acquisition in 2012 First Majestic has completed approximately 128,671 metres of drilling in 689 diamond drill holes. There has been no drilling since mid‐2018.  In 2020 the Company initiated a drilling campaign to analyse the tailing impoundment quality.  In 2021 this material will undergo metallurgical testing at the company's main pilot plant test facilities at La Parrilla.

Table 24 below shows the Mineral Resources for the La Guitarra mine.

Table 24: Internal Mineral Resource Estimates for the La Guitarra Silver Mine

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)

Measured Jessica (UG)	Sulphides	29	207	2.40	408	190	2.2	380
Measured Joya Larga (UG)	Sulphides	16	238	0.50	280	120	0.3	140
Measured Selene (UG)	Sulphides	12	213	0.90	288	80	0.3	110
Total Measured (UG)	Sulphides	57	217	1.55	347	390	2.8	630

Indicated Jessica (UG)	Sulphides	179	213	2.50	422	1,230	14.4	2,430
Indicated Intermedia (UG)	Sulphides	59	286	0.90	361	540	1.7	690
Indicated Adriana (UG)	Sulphides	17	127	1.00	211	70	0.5	120
Indicated Joya Larga (UG)	Sulphides	66	212	0.90	287	450	1.9	610
Indicated Selene (UG)	Sulphides	58	239	0.90	314	450	1.7	590
Indicated Nazareno (UG)	Sulphides	265	234	0.52	278	2,000	4.4	2,370
Total Indicated (UG)	Sulphides	644	228	1.19	328	4,740	24.6	6,810

M+I Jessica (UG)	Sulphides	208	212	2.50	421	1,420	16.7	2,820
M+I Intermedia (UG)	Sulphides	59	286	0.90	361	540	1.7	690
M+I Adriana (UG)	Sulphides	17	127	1.00	211	70	0.5	120
M+I Joya Larga (UG)	Sulphides	82	217	0.80	284	570	2.1	750
M+I Selene (UG)	Sulphides	70	234	0.90	309	530	2.0	700
M+I Nazareno (UG)	Sulphides	265	234	0.52	278	2,000	4.4	2,370
Total Measured and Indicated (UG)	Sulphides	701	227	1.22	330	5,130	27.4	7,450

Category / Area	Mineral Type	Tonnage	Grades			Metal Content
		kt	Ag (g/t)	Au (g/t)	Ag-Eq (g/t)	Ag (k Oz)	Au (k Oz)	Ag-Eq (k Oz)
Inferred Jessica (UG)	Sulphides	135	207	2.60	425	900	11.3	1,840
Inferred Intermedia (UG)	Sulphides	52	223	0.80	290	370	1.3	480
Inferred Adriana (UG)	Sulphides	8	125	0.80	192	30	0.2	50
Inferred Adriana 2 (UG)	Sulphides	20	374	0.60	424	240	0.4	270
Inferred Luz Maria (UG)	Sulphides	33	350	0.70	409	370	0.7	430
Inferred Joya Larga (UG)	Sulphides	91	199	0.70	258	580	2.0	750
Inferred Selene (UG)	Sulphides	32	163	0.60	213	170	0.6	220
Inferred Nazareno (UG)	Sulphides	673	248	0.33	276	5,380	7.2	5,980
Total Inferred (UG)	Sulphides	1,044	240	0.71	299	8,040	23.7	10,020

Risk Factors

Investment in securities of the Company should be considered a speculative investment due to the high-risk nature of the Company's business and the present stage of the Company's development. The following risk factors, as well as risks currently unknown to the Company, could materially adversely affect the future business, operations and financial condition of the Company and could cause them to differ materially from the estimates described in forward-looking statements herein relating to the Company or the Company's business, property or financial results, each of which could cause investors to lose part or all of their investment in the Company's securities. The risks set out below are not the only risks the Company faces; risks and uncertainties not currently known to the Company or that the Company currently deems to be immaterial may also materially and adversely affect the Company's business, financial condition, results of operations and prospects. Investors should carefully consider the following risk factors along with the other information set out in this AIF prior to making an investment in the Company. While First Majestic engages in certain risk management practices, there can be no assurance that such measures will limit the occurrence of events that may negatively impact the Company as many factors are beyond the control of the Company. In addition to the other information presented in this AIF, the risk factors that follow should be given special consideration when evaluating an investment in the Company's securities.

Public Health Crises

Global financial conditions and the global economy in general have, at various times in the past and may in the future, experience extreme volatility in response to economic shocks or other events, such as the ongoing situation concerning COVID‐19. Many industries, including the mining industry, are impacted by volatile market conditions in response to the widespread outbreak of epidemics, pandemics or other health crises. Such public health crises and the responses of governments and private actors can result in disruptions and volatility in economies, financial markets and global supply chains as well as declining trade and market sentiment and reduced mobility of people, all of which could impact commodity prices, interest rates, credit ratings, credit risk and inflation.

The Company's business could be materially adversely affected by the effects of the COVID‐19 pandemic. As at the date of this AIF, the global reactions to the spread of COVID‐19 have led to, among other things, significant restrictions in many jurisdictions on travel and gatherings of individuals, quarantines, temporary business closures and a general reduction in consumer activity. Although quarantines have been lifted in many jurisdictions and vaccination programs have been initiated, certain jurisdictions that have previously lifted quarantines have been required to re-impose them and vaccination programs may be implemented slower than expected or may not be as efficacious as expected due to a variety of factors including delays in distribution or the emergence of new strains which are resistant to vaccines. While these effects are expected to be temporary, the duration of the disruptions to business internationally and the related financial impact on the Company and the economy in general cannot be estimated with any degree of certainty at this time. In addition, the increasing number of individuals infected with COVID‐19 has resulted in a widespread global health crisis that has adversely affected global economies and financial markets and could result in a protracted economic downturn that could have an adverse effect on the demand for precious metals and the Company's future prospects.

In particular, the continued spread of COVID‐19 globally could materially and adversely impact the Company's business, including without limitation, employee health, workforce availability and productivity, limitations on travel, supply chain disruptions, increased insurance premiums, increased costs and reduced efficiencies, the availability of industry experts and personnel, restrictions on the Company's exploration and drilling programs and/or the timing to process drill and other metallurgical testing and the slowdown or temporary suspension of operations at some or all of the Company's properties, resulting in reduced production volumes. Although the Company has the capacity to continue certain administrative functions remotely, many other functions, including mining operations, cannot be conducted remotely.

On March 24, 2020, the Mexican federal government implemented a decree imposing certain preventive measures aimed at mitigating the impact of COVID‐19. The decree temporarily suspended certain activities relating to physical gatherings and the transit or movement of individuals and was subsequently amended to restrict access and require the closure of the Company's mines from April 3, 2020. On May 13, 2020, the Mexican government officially confirmed that mining was deemed essential and operations were permitted to restart on May 18, 2020. On May 23, 2020, Mexican government authorized the Company to restart its mining operations, however, there can be no guarantee that the decree will not be amended in the future to impose more severe measures or restrictions or that state governments in those jurisdictions in which the Company's facilities are located will not pass similar decrees reducing or preventing access to the Company's facilities, potentially causing disruption or closure of one or more of the Company's mines.

As a result of the temporary closures of its facilities the Company experienced loss of production at its facilities during the second and third financial quarters of 2020. As at early November, the Company's three operating mines had returned to normal operations. Worker availability is a challenge but has been gradually improving and is being mitigated by increasing the use of temporary workers and contractors. There is no guarantee that the Company will not experience significant disruptions to or additional closures of some or all of its active mining operations due to COVID-19 restrictions in the future. Any such disruptions or closures could have a material adverse effect on the Company's production, revenue, net income and business. In addition, parties with whom the Company does business or on whom the Company is reliant, including suppliers and refineries may also be adversely impacted by the COVID‐19 pandemic which may in turn cause further disruption to the Company's business, including delays or halts in availability or delivery of consumables and delays or halts in refining of ore from the Company's mines. Any long-term closures or suspensions may also result in the loss of personnel or the workforce in general as employees seek employment elsewhere.

The impact of COVID‐19 and government responses thereto may also continue to have a material impact on financial markets and could constrain the Company's ability to obtain equity or debt financing in the future, which may have a material and adverse effect on its business, financial condition and results of operations.

Operational Risks

Uncertainty in the Calculation of Mineral Reserves, Resources and Silver and Gold Recovery

There is a degree of uncertainty attributable to the calculation of Mineral Reserves and Mineral Resources. Until Mineral Reserves or Mineral Resources are actually mined, extracted and processed, the quantity of minerals and their grades must be considered estimates only. In addition, the quantity of Mineral Reserves and Mineral Resources may vary depending on, among other things, applicable metal prices. Any material change in the quantity of Mineral Reserves, Mineral Resources, grade or mining widths may affect the economic viability of some or all of the Company's mineral properties and may have a material adverse effect on the Company's operational results and financial condition. Mineral Reserves with respect to the Company's properties have been calculated on the basis of economic factors at the time of calculation; any subsequent variations in such factors may have an impact on the amount of the Company's Mineral Reserves. In addition, there can be no assurance that silver and gold recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue.

Inaccuracies in Production and Cost Estimates

From time to time, the Company prepares estimates of future production and future production costs for particular operations. No assurance can be given that production and cost estimates will be achieved. These production and cost estimates are based on, among other things, the following factors: the accuracy of Mineral Reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; equipment and mechanical availability; labour; and the accuracy of estimated rates and costs of mining and processing, including the cost of human and physical resources required to carry out the Company's activities. Failure to achieve production or cost estimates, or increases in costs, could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Actual production and costs may vary from estimates for a variety of reasons, including actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short-term operating factors relating to the Mineral Reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; and risks and hazards associated with mining described under "Operating Hazards and Risks" in this section of the AIF. In addition, there can be no assurance that silver recoveries or other metal recoveries in small scale laboratory tests will be duplicated in larger scale tests under on-site conditions or during production, or that the existing known and experienced recoveries will continue. Costs of production may also be affected by a variety of factors including: dilution, widths, ore grade and metallurgy, labour costs, costs of supplies and services (such as, for example, fuel and power), general inflationary pressures and currency exchange rates. Failure to achieve production estimates could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Future Exploration and Development Activities

The Company has projects at various stages of development and there are inherent risks in the development, construction and permitting of all new mining projects. Exploration and development of mineral properties involves significant financial risks that even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Major expenses may be required to establish economic reserves by drilling, constructing mining and processing facilities at a site, developing metallurgical processes and extracting precious metals from ore. The Company cannot ensure that its current exploration and development programs will result in profitable commercial mining operations. Also, substantial expenses may be incurred on exploration projects which are subsequently abandoned due to poor exploration results or the inability to define resources which can be developed and mined economically.

The economic feasibility of development projects is reliant upon many factors, including the accuracy of Mineral Reserve and Mineral Resource estimates, metal recoveries, capital and operating costs, government regulations relating to prices, taxes, royalties, land tenure, land use, importing, exporting, environmental protection, and metal prices, which are highly volatile. Development projects are also subject to the successful completion of economic evaluations or feasibility studies, issuance of necessary governmental permits and availability of adequate financing. Furthermore, material changes in developing resources into economically viable Mineral Reserves can be affected by ore grades, widths and dilution or metal recoveries at any project.

Development projects have no operating history upon which to base estimates of future cash flow. Estimates of Proven and Probable Mineral Reserves, Measured Mineral Resources, Indicated Mineral Resources and Inferred Mineral Resources are, to a large extent, based upon detailed geological and engineering analysis. Further, Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability. Due to the uncertainty of Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven or Probable Mineral Reserves as a result of continued exploration.

Need for Additional Mineral Reserves

Because mines have limited lives based primarily on Proven and Probable Mineral Reserves, the Company must continually replace and expand its Mineral Reserves as the Company's mines produce metals. The ability of the Company to maintain or increase its annual production of metals and the Company's future growth and productivity will be dependent in significant part on its ability to identify and acquire additional commercially mineable mineral rights, to bring new mines into production and to continue to invest in exploration and development at the Company's existing mines or projects in order to develop resources into minable economic Mineral Reserves.

Failure to identify additional mineral reserves may result in reduction of mineral production at one or more of the Company's mines and may result in a mine ceasing to be economic and ultimately, may lead to closure of the mine. Mine closure involves long-term management of permanent engineered structures and potential acid rock drainage, achievement of environmental closure standards, orderly termination of employees and contractors and ultimately relinquishment of the site. The successful completion of these and other associated tasks is dependent on sufficient financial resources and the ability to successfully implement negotiated agreements with relevant governmental authorities, community, unions, employees and other stakeholders. The consequences of a difficult closure range from increased closure costs and handover delays to ongoing environmental impacts and corporate reputation damage if desired outcomes cannot be achieved. The Company has limited experience in managing mine closures and there is no assurance that any future mine closures will be successfully managed to the satisfaction of all stakeholders.

Operating Hazards and Risks

The operation and development of a mine or mineral property involves many risks which a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include:

•  major or catastrophic equipment failures;

•  mine, embankment and/or slope failures;

•  deleterious elements materializing in the mined resources;

•  environmental hazards and catastrophes;

•  industrial accidents and explosions;

•  encountering unusual or unexpected geological formations;

•  changes in the cost of consumables, power costs and potential power shortages;

•  labour shortages (including due to public health issues or strikes);

•  theft, fraud, organized crime, civil disobedience, protests and other security issues;

•  ground fall and underground cave-ins; and

•  natural phenomena, such as inclement or severe weather conditions, floods, droughts, rock slides and earthquakes.

These occurrences could result in environmental damage and liabilities, work stoppages and delayed production, increased production costs, damage to, or destruction of, mineral properties or production facilities, personal injury or death, asset write-downs, monetary losses, liabilities to third parties and other liabilities.

Infrastructure

Mining, processing, development and exploration activities depend, to one degree or another, on adequate infrastructure. Reliable roads, bridges, power sources, water supplies and, in certain cases, air access are important determinants for capital and operating costs. The lack of availability on acceptable terms or the delay in the availability of any one or more of these items could prevent or delay exploitation or development of the Company's projects and may require the Company to construct alternative infrastructure (for example, powerlines and other energy-related infrastructure). If adequate infrastructure is not available in a timely manner, there can be no assurance that the exploitation of the Company's projects will be commenced or completed on a timely basis, if at all; the resulting operations will achieve the anticipated production volume, or the construction costs and ongoing operating costs associated with the exploitation and/or development of the Company's mines and other projects will not be higher than anticipated. In addition, unusual weather phenomena, sabotage, terrorism, non-governmental organization ("NGO") and governmental or other community or indigenous interference in the maintenance or provision of such infrastructure could adversely affect the Company's business, operations and profitability.

While the Company believes that it has adequate infrastructure to support current operations, future developments could limit the availability of certain aspects of the infrastructure. The Company could be adversely affected by the need for new infrastructure. There can be no guarantee that the Company will be successful in maintaining adequate infrastructure for its operations which could adversely affect the Company's business, operations and profitability.

Future increases in metal prices may lead to renewed increases in demand for exploration, development and construction services and equipment used in mineral exploration and development activities. Such increases could result in delays if services or equipment cannot be obtained in a timely manner due to inadequate availability and may cause delays due to the need to coordinate the availability of services or equipment, any of which could materially decrease project exploration and development and/or increase production costs and limit profits.

Aviation Risk

Certain of the Company's mineral properties are accessed primarily through air travel, including airplane and helicopter. An airplane or helicopter incident resulting in loss of life, facility shutdown or regulatory action could result in liability to the Company. In addition, any such incident may result in reduced access or loss of access to a particular facility which the Company may or may not be able to mitigate by alternative air or ground based travel methods. Accordingly, any such incident could have a material adverse effect on the operations of the Company.

Governmental Regulations, Licenses and Permits

The Company's mining, exploration and development projects are located in Mexico and are subject to extensive laws and regulations governing various matters including, but not limited to, exploration, development, production, price controls, exports, taxes, mining royalties, environmental levies, labor standards, expropriation of property, maintenance of mining claims, land use, land claims of local people, water use, waste disposal, power generation, protection and remediation of the environment, reclamation, historic and cultural resource preservation, mine safety, occupational health, and the management and use of toxic substances and explosives, including handling, storage and transportation of hazardous substances.

Such laws and regulations may require the Company to obtain licenses and permits from various governmental authorities. Failure to comply with applicable laws and regulations, including licensing and permitting requirements, may result in civil or criminal fines, penalties or enforcement actions, including orders issued by regulatory or judicial authorities enjoining or curtailing operations, requiring corrective measures, requiring the installation of additional equipment, requiring remedial actions or imposing additional local or foreign parties as joint venture partners, any of which could result in significant expenditures or loss of income by the Company. The Company may also be required to compensate private parties suffering loss or damage by reason of a breach of such laws, regulations, licensing requirements or permitting requirements.

The Company's income and its mining, exploration and development projects, could be adversely affected by amendments to such laws and regulations, by future laws and regulations, by more stringent enforcement of current laws and regulations, by changes in the policies of México, Canada and other applicable jurisdictions affecting investment, mining and repatriation of financial assets, by shifts in political attitudes in México and by exchange controls and currency fluctuations. The effect, if any, of these factors cannot be accurately predicted. Further, there can be no assurance that the Company will be able to obtain or maintain all necessary licenses and permits that may be required to carry out exploration, development and mining operations at the Company's projects.

The costs of discovering, evaluating, planning, designing, developing, constructing, operating and closing the Company's mining, exploration and development activities and operations in compliance with such laws and regulations are significant. It is possible that the costs and delays associated with compliance with such laws and regulations, and new taxes, could become such that the Company would not proceed with mining, exploration and development at one or more of its properties. Moreover, it is possible that future regulatory developments, such as increasingly strict environmental protection laws, regulations and enforcement policies thereunder, and claims for damages to property and persons resulting from the Company's mining, exploration and development projects could result in substantial costs and liabilities for the Company, such that the Company would halt or not proceed with mining, exploration and development at one or more of its properties.

Evolving Foreign Trade Policies

New tariffs and evolving trade policy between the United States and other countries, including China, México and Canada, may have an adverse effect on the Company's business and results of operations. There is currently significant uncertainty about the future relationship between the United States and various other countries, including China, México and Canada, with respect to trade policies, treaties, government regulations and tariffs. Any increased restrictions on international trade or significant increases in tariffs on goods could potentially disrupt the Company's existing supply chains and impose additional costs on the Company's business.

NAFTA is an agreement signed in 1994 by Canada, México and the United States creating a trilateral trade bloc in North America. On November 30, 2018 the three countries entered into a new trade agreement (variously referred to as USMCA or United States- México -Canada Agreement) to replace NAFTA, and such agreement has now been ratified by all three countries.  Among other things, USMCA requires its member countries to respect international labour standards including rights to free association and collective bargaining and to uphold their labour laws. Although management has determined that there have been no effects to date on its operations regarding these developments, management cannot predict future potentially adverse developments in the political climate involving Canada, the United States and México and thus these may have an adverse and material impact on the Company's operations and financial performance.  Partially due to the new labour standards in USMCA, the Mexican government is considering new outsourcing legislation which could impact the labour relationship between operating mines and the service companies which provide labour to those operating mines, as well as the requirement to increase mandatory profit distributions from the operating mines. As a result, the Company has determined to proactively reorganize its corporate structure in Mexico to eliminate service companies from the care and maintenance companies in its structure. In addition, the government of Mexico is considering changes to prior legislation which had demonopolized the national energy market. Details of any new legislation with respect to outsourcing or the national energy market have not been publicized. As a result, the financial impact on the Company of this legislation, if passed, cannot currently be estimated.

In addition, as a result of the evolving COVID-19 pandemic, a number of countries, including Canada and México, have imposed travel restrictions or closed their borders to foreign nationals. Although, as of the date hereof, neither Canada nor México have imposed restrictions on goods, there can be no guarantee that such restrictions on human mobility will not have an impact on the delivery of products from the Company's mines.  Any such restrictions may have a material adverse impact on the Company's operations, income and financial performance.

Environmental and Health and Safety Regulation

The Company's operations are subject to extensive laws and regulations governing environmental protection promulgated by governments and government agencies. Environmental regulation provides for restrictions on, and the prohibition of, spills and the release and emission of various substances related to mining industry operations which could result in environmental pollution.

Environmental laws and regulations are complex and have become more stringent over time. The Company is required to obtain governmental permits and in some instances air, water quality, waste disposal, hazardous substances and mine reclamation permits. Although the Company makes provisions for environmental compliance and reclamation costs, it cannot be assured that these provisions will be adequate to discharge the Company's future obligations for these costs. Failure to comply with applicable environmental laws may result in injunctions, damages, suspension or revocation of permits and imposition of penalties. Environmental regulation is evolving in a manner resulting in stricter standards and the costs of compliance with such standards are increasing while the enforcement of, and fines and penalties for, non-compliance are also becoming more stringent. In addition, certain types of operations require submissions of, and approval of, environmental impact assessments. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees.

Climate change regulations may become more onerous over time as governments implement policies to further reduce carbon emissions, including the implementation of taxation regimes based on aggregate carbon emissions. Some of the costs associated with reducing emissions can be offset by increased energy efficiency and technological innovation. However, the cost of compliance with environmental regulation and changes in environmental regulation have the potential to result in increased cost of operations, reducing the profitability of the Company's operations.

There has been increased global attention and the introduction of regulations restricting or prohibiting the use of cyanide and other hazardous substances in mineral processing activities. If legislation restricting or prohibiting the use of cyanide were to be adopted in a region in which the Company relies on the use of cyanide, it would have a significant adverse impact on the Company's results of operations and financial condition as there are few, if any, substitutes for cyanide in extracting metals from certain types of ore.

The Company intends to, and attempts to, fully comply with all applicable environmental regulations, including regulations concerning COVID-19. While responsible environmental stewardship is a top priority for the Company, there can be no assurance that the Company has been or will be at all times in complete compliance with such laws, regulations and permits, or that the costs of complying with current and future environmental laws and permits will not materially and adversely affect the Company's business, results of operations or financial condition.

Health and Safety Hazards

Workers involved in mining operations are subject to many inherent health and safety risks and hazards, including, but not limited to, contraction of COVID-19, rock bursts, cave-ins, floods, falls of ground, tailings dam failures, chemical hazards, mineral dust and gases, use of explosives, noise, electricity and moving equipment (especially heavy equipment) and slips and falls, which could result in occupational illness or health issues, personal injury, and loss of life, and/or facility and workforce evacuation. These risks cannot be eliminated and may adversely affect the Company's reputation, business and future operations.

Tailings Storage Facility Management

In order to manage the risk in the operation of mining tailings storage facilities ("TSF"), the Company has maintained its approach for more than ten years of investing in technologies that facilitate the handling and storage of tailings, in particular the operation of filter presses and belt filters so that filtered tailings are currently actively produced in San Dimas, Santa Elena and La Encantada mines. Filter presses are also installed in the temporarily suspended operations of Del Toro, La Parrilla and San Martin mines, leaving aside the operation of wet tailings. The San Martin and La Guitarra mines had wet TSFs when the Company acquired them; consequently, the Company has upgraded the San Martin TSF with filtered tailings and waste rock abutments, whereas at La Guitarra, the mine is in care-and-maintenance and a new dry-stack TSF has recently been permitted, but not constructed.

The Company complies with Mexican regulations, such as the standard NOM-141-Semarnat-2003, which establish the procedure to characterize tailings deposits, as well as the specifications and criteria for the characterization and preparation of the deposit sites, construction, operation and closure of tailings deposits. During construction of the Company's paste TSF, the American Society for Testing and Materials standards are being applied. In addition, the designs and operation of the Company TSFs are guided by international standards such as the Canadian Dam Association ("CDA"), where the minimum required operational stability factors are established. The designs and current stability conditions have also been reviewed by third party consultants through the Dam Safety Inspection reports, carrying out the risk analysis and classification according to international standards of both the CDA and the International Commission on Large Dams.

Mining is an extractive industry that deals with inherent uncertainties of natural and environmental factors; therefore, the Company may be exposed to liability if accidents and/or contamination arise as a result of any failure in its TSFs. Such failures could result from various risks and hazards, including natural hazards like earthquakes and flooding, uncertainty in the behaviour of rock formations beneath the TSF foundations, industrial accidents and involuntary failures in the design and management of the TSF.

To the extent that the Company is subject to unfunded or uninsured environmental liabilities, the payment for such liabilities would reduce funds otherwise available and could have a material adverse effect on the Company. Should the Company be unable to fund fully the cost of remedying an environmental problem, the Company may be required to suspend operations or enter into interim compliance measures pending completion of required remediation, which could have a material adverse effect on the Company.

Title to Properties

The validity of mining or exploration titles or claims or rights, which constitute most of the Company's property holdings, can be uncertain and may be contested. The Company has used reasonable commercial efforts to investigate the Company's title or claim to its various properties, however, no assurance can be given that applicable governments will not revoke or significantly alter the conditions of the applicable exploration and mining titles or claims and that such exploration and mining titles or claims will not be challenged or impugned by third parties. Mining laws in México are continually developing and changes in such laws could materially impact the Company's rights to its various properties or interests therein.

Although the Company has obtained title opinions for certain material properties, there is no guarantee that title to such properties will not be challenged or impugned. The Company does not maintain title insurance for any of its properties and the Company may have little or no recourse as a result of any successful challenge to title to any of its properties. The Company's properties may be subject to prior unregistered liens, agreements or transfers, land claims or undetected title defects which may have a material adverse effect on the Company's ability to develop or exploit the properties.

In México, legal rights applicable to mining concessions are different and separate from legal rights applicable to surface lands (as set out below under the heading "Local Groups and Civil Disobedience"); accordingly, title holders of mining concessions must obtain agreement from surface landowners to obtain suitable access to mining concessions and for the amount of compensation in respect of mining activities conducted on such land. If the Company is unable to agree to terms of access with the holder of surface rights with respect to a particular claim, the Company may be able to gain access through a regulatory process in México, however there is no guarantee that such process will be successful or timely or that the terms of such access will be favorable to the Company. In any such event, access to the Company's properties may be curtailed, which may result in reductions in production and corresponding reductions in revenue. Any such reductions could have a material adverse effect on the Company, its business and its results of operations.

Local Groups and Civil Disobedience

In Mexico, an Ejido is a form of communal ownership of land recognized by Mexican federal laws. Following the Mexican Revolution, beginning in 1934 as an important component of agrarian land reform, the Ejido system was introduced to distribute parcels of land to groups of farmers known as Ejidos. While mineral rights are administered by the federal government through federally issued mining concessions, in many cases, an Ejido may control surface rights over communal property. An Ejido may sell or lease lands directly to a private entity, it also may allow individual members of the Ejido to obtain title to specific parcels of land and thus the right to rent, distribute, or sell the land. While the Company has agreements with the Ejidos that may impact the Company's properties, some of these agreements may be subject to renegotiation from time to time. Changes to the existing agreements may have a significant impact on operations at the Company's mines.

If the Company is not able to reach an agreement for the use of the lands with the Ejido, the Company may be required to modify its operations or plans for the development of its mines. In the event that the Company conducts activities in areas where no agreements exist with owners which are Ejidos, the Company may face legal action from the Ejido.

Three of the properties included in the San Dimas Mine and for which the Company holds legal title are subject to legal proceedings commenced separately by the Ejido Guarisamey and the Ejido Guamuchil asserting title to the property. None of the proceedings name the Company or its subsidiaries as a party and the Company therefore has no standing to participate in them. In all cases, the defendants are previous owners of the properties, either deceased individuals who, according to certain public deeds, owned the properties more than 80 years ago, corporate entities that are no longer in existence, or Goldcorp companies. The proceedings also name the Tayoltita Property Public Registry as co-defendant.

In 2015, the Company obtained a federal injunction (known as an amparo) against the Ejido Guamuchil. This proceeding (the "Guamuchil Suit") was then reinstated resulting in the Company's subsidiaries gaining standing rights as an affected third party permitted to submit evidence of the Company's legal title. In February 2017, the Company received a favourable decision which was confirmed on appeal. A final appeal of this decision has yet to be resolved.

The Company is also pursuing nullity of a decision obtained by the Ejido Guarisamey.

An additional administrative procedure was initiated before the Federal government by the Ejido San Dimas requesting the purchase of land which is the subject of the Guamuchil Suit for designation as "National Land".  The Company has submitted evidence of ownership which it believes invalidates the Ejido San Dimas request. Conclusion of this procedure remains outstanding.

If the Company is not successful in these challenges, the San Dimas mine could face higher costs associated with agreed or mandated payments that would be payable to the Ejidos for use of the properties.

The Company's operations have in the past and may in the future be subject to protest, roadblocks, or other forms of civil disobedience or public expressions against the Company's activities, including action by employees. For example, on June 13, 2020, the National Mine Workers Union halted all work activities, began a blockade of the minesite and commenced an official strike at the San Dimas Mine, following a three week negotiation period. On June 25, 2020, the Company reached an agreement to resolve the issues with the union and to safely restart operations at the mine. There can be no assurance that there will not be further disruptions to workforce availability or site access at any of the Company's projects in the future, which could negatively impact production from the projects and, ultimately, the long-term viability of the projects, any of which may have a material adverse impact on the Company.

Community Relations and License to Operate

The Company's relationships with the communities in which the Company operates are critical to ensuring the future success of existing operations and the construction and development of future projects. There is an increasing level of public interest worldwide relating to the perceived effect of mining activities on the environment and on communities impacted by such activities. Certain NGOs, some of which oppose globalization and resource development, are often vocal critics and attempt to interfere with the mining industry and its practices, including the use of cyanide and other hazardous substances in processing activities. Adverse publicity generated by such NGOs or others related to extractive industries generally, or their operations specifically, could have an adverse effect on the Company's reputation or financial condition and may impact the Company's relationship with the communities in which it operates. While the Company believes that it operates in a socially responsible manner, there is no guarantee that the Company's efforts in this respect will mitigate this potential risk.

Political and Country Risk

The Company currently conducts mining operations solely in México, and as such the Company's operations are exposed to various levels of political and economic risks by factors outside of the Company's control. These potential factors include, but are not limited to: mining royalty and various tax increases or claims by governmental bodies, expropriation or nationalization, foreign exchange controls, high rates of inflation, extreme fluctuations in currency exchange rates, import and export regulations, cancellation or renegotiation of contracts, environmental and permitting regulations, illegal mining operations by third parties on the Company's properties, labor unrest and surface access issues. The Company currently has no political risk insurance coverage against these risks.

The Company is unable to determine the potential impact of these risks on its future financial position or results of operations. Changes, if any, in mining or investment policies or shifts in political attitude in México may substantively affect the Company's exploration, development and production activities.

Violence and other Criminal Activities in México

Certain areas of México have experienced outbreaks of localized violence, thefts, kidnappings and extortion associated with drug cartels and other criminal organizations in various regions. Any increase in the level of violence, or a concentration of violence in areas where the projects and properties of the Company are located, could have an adverse effect on the results and the financial condition of the Company. In July 2019, the Company announced the temporary suspension of all mining and processing activities at the San Martin operation due to a growing level of insecurity in the area and safety concerns for the Company's workforce. The Company is working with authorities to attempt to secure the area in anticipation of restarting the operation, although it is not known when that might if ever occur.

The Company has in the past experienced several incidents of significant theft of products and other incidents of criminal activity have occasionally affected the Company's employees. The Company maintains extensive security at each of its operating facilities and has implemented detailed and timely assaying protocols and enhanced security procedures in an effort to reduce the probability of such events in the future, however, there can be no guarantee that such protocols and procedures will be effective at preventing future occurrences of theft or other criminal activity. If similar events occur in the future, there could be a significant impact on the Company's sale of silver and on its gross and net revenues. Previous losses due to theft have in large part been recovered under the Company's insurance policies, however, any such losses in the future may not be mitigated completely or at all by the Company's insurance policies. Produced metals that are subject to a streaming agreement may still be subject to payment under the agreement where such metals have been stolen, whether or not the resulting losses are covered by insurance.

Changes in Climate Conditions

A number of governments have introduced or are moving to introduce climate change legislation and treaties at the international, national, state/provincial and local levels.  Regulation relating to emission levels (such as carbon taxes) and energy efficiency is becoming more stringent. If the current regulatory trend continues, this may result in increased costs at some or all of the Company's operations.  In addition, the physical risks of climate change may also have an adverse effect on the Company's operations.  These risks include the following:

  Changes in sea levels could affect ocean transportation and shipping facilities that are used to transport supplies, equipment and workforce and products from the Company's operations to world markets.
  Extreme weather events (such as prolonged drought or flooding) have the potential to disrupt operations at the Company's mines and may require the Company to make additional expenditures to mitigate the impact of such events. Extended disruptions to supply lines could result in interruption to production.
  The Company's facilities depend on regular supplies of consumables (diesel, tires, sodium cyanide, etc.) and reagents to operate efficiently.  In the event that the effects of climate change or extreme weather events cause prolonged disruption to the delivery of essential commodities, production levels at the Company's operations may be reduced.

There can be no assurance that efforts to mitigate the risks of climate changes will be effective and that the physical risks of climate change will not have an adverse effect on the Company's operations and profitability.

Substantial Decommissioning and Reclamation Costs

During the year ended December 31, 2020, the Company reassessed its reclamation obligations at each of its material mines based on updated LOM estimates, rehabilitation and closure plans. The total discounted amount of estimated cash flows required to settle the Company's estimated obligations is $51.5 million, which has been discounted using credit adjusted risk free rates ranging from 5.0% to 5.3%, of which $14.1 million of the reclamation obligation relates to the San Dimas Silver/Gold Mine; $10.2 million relates to the La Encantada Silver Mine; $8.3 million relates to the San Martin Silver Mine; $6.2 million relates to the Santa Elena Silver/Gold Mine; $5.2 million relates to the La Parrilla Silver Mine; $4.6 million relates to the Del Toro Silver Mine and $2.3 million relates to the La Guitarra Silver Mine. The present value of the reclamation liabilities may be subject to change based on management's current and future estimates, changes in the remediation technology or changes to applicable laws and regulations. Such changes will be recorded in the accounts of the Company as they occur.

The costs of performing the decommissioning and reclamation must be funded by the Company's operations. These costs can be significant and are subject to change. The Company cannot predict what level of decommissioning and reclamation may be required in the future by regulators. If the Company is required to comply with significant additional regulations or if the actual cost of future decommissioning and reclamation is significantly higher than current estimates, this could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition.

Key Personnel

Recruiting and retaining qualified personnel is critical to the Company's success. The number of persons skilled in mining, exploration, development and finance of mining properties is limited and competition for such persons can be intense. As the Company's business activity grows, the Company will require additional key operational, financial, administrative and mining personnel. Although the Company believes it will be successful in attracting, training and retaining qualified personnel, there can be no assurance of such successes. If the Company is not successful in attracting and training and in retaining qualified personnel, the efficiency of the Company's operations could be affected, which could have an adverse impact on the Company's future cash flows, earnings, results of operations and financial condition. Although the Company has the capacity to continue certain administrative functions remotely, temporary or permanent unavailability of key personnel (including due to contraction of COVID-19 or as a result of mobility restrictions imposed by governments and private actors to combat the spread of COVID-19) may have an adverse impact on the Company's business.

Employee Relations

The Company's ability to achieve its future goals and objectives is dependent, in part, on maintaining positive relations with its employees and minimizing employee turnover. In certain of the Company's operations employees in México are represented by unions and the Company has experienced labor strikes and work stoppages in the past, which were resolved in a relatively short period. However, in some instances, labor strikes and work stoppages may take longer to resolve, such as the strike action which resulted in the complete stoppage of mining and milling activities at the San Dimas mine from June 13, 2020 until June 25, 2020, and such work stoppages may have a material adverse effect on production from the affected mines and on the Company's business, results of operations and financial condition. There can be no assurance that the Company will not experience future labor strikes or work stoppages or that, if it does, that such labor strikes or work stoppages will be resolved speedily. Union agreements are periodically renegotiated and there can be no assurance that any future union contracts will be on terms favorable to the Company. Any labor strikes, work stoppages or adverse changes in such legislation or in the relationship between the Company and its employees may have a material adverse effect on the Company's business, results of operations and financial condition.

In addition, relations between the Company and its employees may be impacted by changes to labour legislation in México which may be introduced by the relevant governmental authorities. For example, Mexican labour law requires that all collective bargaining agreements which predate 2019 legislative reform are required to be legitimized by workers before 2023. Failure by the unions representing the Company's employees to do so by 2023 could lead to action by government authorities against the Company or to claims under USMCA .

The Company has established and maintains employment policies which are intended to inform and govern the relationship between the Company, its management and its employees. These policies provide guidance and best practices with respect to workplace health and safety, harassment, anti-discrimination and other relevant matters. The Company believes that its current policies are appropriate and that its management and employees are acting in compliance with such policies, however breaches of these policies may result in the Company being held liable for the actions of its management or employees.

Competition

The mining industry is highly competitive in all its phases. The Company competes with a number of companies which are more mature or in later stages of production and may be more able to attract human resources, equipment and materials. These companies may possess greater financial resources, more significant investments in capital equipment and mining infrastructure for the ongoing development, exploration and acquisition of mineral interests, as well as for the recruitment and retention of qualified employees and mining contractors. The Company may not be able to compete successfully against current and future competitors, and any failure to do so could have a material adverse effect on the Company's business, financial condition or results of operations.

Acquisition Strategy

As part of the Company's business strategy, it has sought and expects to continue to seek new exploration, mining and development opportunities with a focus on silver and gold. As a result, the Company may from time to time acquire additional mineral properties or securities of issuers which hold mineral properties, such as the proposed acquisition of Jerritt Canyon. In pursuit of such opportunities, the Company may fail to select appropriate acquisitions or negotiate acceptable arrangements, including arrangements to finance acquisitions or integrate the acquired businesses and their personnel into the Company, and such acquired businesses may be subject to unanticipated liabilities.

Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with prior acquisitions, including the acquisition in 2018 of Primero, and in connection with the proposed acquisition of Jerritt Canyon, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, acquires business or properties. Following completion of an acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows. Although the Company will generally seek to obtain extensive representations and warranties relating to an acquired business or property, in the event that there is a breach of such representations and warranties, the Company may have limited or no recourse against any party for such breaches, following consummation of an acquisition. See "Risks Related to the Jerritt Canyon Acquisition", below.

The ability to realize the benefits of an acquisition (including the proposed acquisition of Jerritt Canyon) will depend in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as on the Company's ability to realize the anticipated growth opportunities and synergies, efficiencies and cost savings from integrating the Company's business and the acquired business following completion of the acquisition. This integration will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities following completion of the acquisition and from operational matters during this process.

The Company cannot assure that it can complete any acquisition or business arrangement that it pursues, or is pursuing, on favourable terms, or that any acquisitions or business arrangements completed will ultimately benefit the Company. Future acquisitions by the Company may be completed through the issuance of equity, in which case the interests of shareholders in the net assets of the Company may be diluted.

Conflicts of Interest

Certain directors of the Company are also directors, officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting natural resource properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and the Company's policies to act honestly and in good faith with a view to the best interests of the Company and those of the Company's stakeholders and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises, any director in a conflict is required to disclose his or her interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and the Company's financial position at that time. All employees, including officers, are required to disclose any conflicts of interest pursuant to the Company's Code of Ethical Conduct. Such conflicts of the Company's directors and officers may result in a material and adverse effect on the Company's profitability, results of operation and financial condition. As a result of these conflicts of interest, the Company may miss the opportunity to participate in certain transactions, which may have a material adverse effect on the Company's financial position.

Claims and Legal Proceedings Risks

The Company is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Each of these matters is subject to various uncertainties and it is possible that some of these other matters may be resolved in a manner that is unfavourable to the Company which may result in a material adverse impact on the Company's financial performance, cash flow or results of operations. First Majestic carries liability insurance coverage and establishes provisions for matters that are probable and can be reasonably estimated, however there can be no guarantee that the amount of such coverage is sufficient to protect against all potential liabilities. See "Insurance Risk" below. In addition, the Company may in the future be subjected to regulatory investigations or other proceedings, and may be involved in disputes with other parties, which may result in a significant impact on its financial condition, cash flow and results of operations.

Enforcement of Judgments/Bringing Actions

The Company is organized under the laws of, and headquartered in, British Columbia, Canada.  In addition, the majority of the Company's assets are located outside of Canada and the United States. As a result, it may be difficult or impossible for an investor to enforce judgments against the Company and its directors and officers obtained in United States courts or Canadian courts in courts outside of the United States and Canada based upon the civil liability provisions of United States federal securities laws or applicable Canadian securities laws or bring an original action against the Company and its directors and officers to enforce liabilities based upon such United States or Canadian securities laws in courts outside of the United States and Canada.

Anti-Corruption and Anti-Bribery Laws

The Company's operations are governed by, and involve interactions with, many levels of government in numerous countries. The Company is required to comply with anti-corruption and anti-bribery laws, including the Corruption of Foreign Public Officials Act (Canada) and the Foreign Corrupt Practices Act (Canada) and similar laws in the other jurisdictions in which it operates or maintains a public listing. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents. The Company's internal procedures and programs may not always be effective in ensuring that it, its employees, contractors or third-party agents will comply strictly with all such applicable laws. If the Company becomes subject to an enforcement action or is found to be in violation of such laws, this may have a material adverse effect on the Company's reputation, result in significant penalties, fines and/or sanctions, and/or have a material adverse effect on the Company's operations.

Compliance with Canada's Extractive Sector Transparency Measures Act

The Extractive Sector Transparency Measures Act (Canada) ("ESTMA") became effective June 1, 2015, requiring public disclosure of certain payments to governments by mining and oil and gas companies engaged in the commercial development of oil, gas and minerals who are either publicly listed in Canada or with business or assets in Canada. Mandatory annual reporting is required for extractive companies with respect to payments made to foreign and domestic governments at all levels, including entities established by two or more governments, and including Aboriginal groups. ESTMA requires reporting on the payments of any taxes, royalties, fees, production entitlements, bonuses, dividends, infrastructure reporting or structuring payments to avoid reporting may result in fines. The Company commenced reporting in May 2017 for the fiscal year ended December 31, 2016 and is currently up to date on its filings under ESTMA. If the Company becomes subject to an enforcement action or in violation of ESTMA, this may result in significant penalties, fines and/or sanctions which may also have a material adverse effect on the Company's reputation.

Critical Operating Systems

Cyber threats have evolved in severity, frequency and sophistication in recent years, and target entities are no longer primarily from the financial or retail sectors. Individuals engaging in cybercrime may target corruption of systems or data, or theft of sensitive data. The Company's mines and mills are for the most part automated and networked such that a cyber‐incident involving the Company's information systems and related infrastructure could negatively impact its operations. A corruption of the Company's financial or operational data or an operational disruption of its production infrastructure could, among other potential impacts, result in: (i) loss of production or accidental discharge; (ii) expensive remediation efforts; (iii) distraction of management; (iv) damage to the Company's reputation or its relationship with suppliers and/or counterparties; or (v) in events of noncompliance, which events could lead to regulatory fines or penalties.  Any of the foregoing could have a material adverse effect on the Company's business, results of operations and financial condition.

While the Company invests in robust security systems to detect and block inappropriate or illegal access to its key systems and works diligently to ensure data and system integrity, there can be no assurance that a critical system is not inadvertently or intentionally breached and compromised. This may result in business interruption losses, equipment damage, or loss of critical or sensitive information.

Financial Risks

Metal Prices May Fluctuate

The Company's revenue is primarily dependent on the sale of silver and gold and movements in the spot price of silver or gold may have a direct and immediate impact on the Company's income and the value of related financial instruments. The Company's sales are directly dependent on commodity prices. Metal prices have historically fluctuated widely and are affected by numerous factors beyond the Company's control including international economic and political trends, expectations for inflation, currency exchange rate fluctuations, interest rates, global and regional supply and demand, consumption patterns, speculative market activities, worldwide production and inventory levels, and sales programs by central banks. Mineral reserves on the Company's properties have been estimated on the basis of economic factors at the time of estimation; variations in such factors may have an impact on the amount of the Company's mineral reserves and future price declines could cause any future development of, and commercial production from, the Company's properties to be uneconomic. Depending on metal prices, projected cash flow from planned mining operations may not be sufficient and the Company could be forced to discontinue operations or development at some of its properties or may be forced to sell some of its properties. Future production from the Company's mining properties is dependent on metal prices that are adequate to make these properties economic.

Furthermore, Mineral Reserve estimations and Life of Mine plans using significantly lower metal prices could result in material write-downs of the Company's investment in mineral properties and increased amortization, reclamation and closure charges.

In addition to adversely affecting the Company's possible future reserve estimates and its financial condition, declining metal prices may impact operations by requiring a reassessment of the feasibility of a particular project. Even if the project is ultimately determined to be economically viable, the need to conduct such a reassessment may cause substantial delays or may interrupt operations until the reassessment can be completed.

Price Volatility of Other Commodities

The Company's cost of operations and profitability are also affected by the market prices of commodities that are consumed or otherwise used in connection with the Company's operations, such as LNG, diesel fuel, electricity, cyanide, explosives and other reagents and chemicals, steel and cement. Prices of such consumable commodities may be subject to volatile price movements over short periods of time and are affected by factors that are beyond the Company's control, such as changes in legislation. Increases in the prices for such commodities could materially adversely affect the Company's results of operations and financial condition.

Global Financial Conditions

Global financial markets are experiencing extreme volatility as a result of the ongoing COVID-19 pandemic. Events in global financial markets, and the volatility of global financial conditions, will continue to have an impact on the global economy. Many industries, including the mining sector, are impacted by market conditions. Some of the key impacts of financial market turmoil include devaluations and high volatility in global equity, commodity, foreign exchange and precious metal markets and a lack of market liquidity. Financial institutions and large corporations may be forced into bankruptcy or need to be rescued by government authorities. Access to financing may also be negatively impacted by future liquidity crises throughout the world. These factors may impact the Company's ability to obtain equity or debt financing and, where available, to obtain such financing on terms favorable to the Company.

Increased levels of volatility and market turmoil could have an adverse impact on the Company's operations and planned growth and the trading price of the securities of the Company may be adversely affected.

Foreign Currency

The Company carries on its primary mining operations activities outside of Canada. Accordingly, it is subject to the risks associated with fluctuation of the rate of exchange of other foreign currencies, in particular the Mexican Peso (MXN), the currency in which the majority of the Company's material and labour costs are paid, and the United States dollar, the currency used for calculating the Company's sales of metals (and the financial statements of the Company), and the Canadian dollar in which some of the Company's treasury is held and in which some of its costs are paid. Financial instruments that impact the Company's net earnings or other comprehensive income due to currency fluctuations include: MXN denominated cash and cash equivalents, short term investments, accounts receivable and value added taxes ("VAT") receivable, accounts payable, and investments in mining interests. Such currency fluctuations may materially affect the Company's financial position and results of operations.

Taxation in Multiple Jurisdictions

In the normal course of business, the Company is subject to assessment by taxation authorities in various jurisdictions. Income tax provisions and income tax filing positions require estimates and interpretations of income tax rules and regulations of the various jurisdictions in which the Company and its subsidiaries operate and judgments as to their interpretation and application to the specific situation. The Company's business and operations and the business and operations of its subsidiaries is complex and the Company has, historically, undertaken a number of significant financings, acquisitions and other material transactions.

In assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, the Company gives additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. While management believes that the Company's provision for income tax is appropriate and in accordance with IFRS and applicable legislation and regulations, tax filing positions are subject to review and adjustment by taxation authorities who may challenge the Company's interpretation of the applicable tax legislation and regulations. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Any review or adjustment may result in the Company or its subsidiaries incurring additional tax liabilities. Any such liabilities may have a material adverse effect on the Company's financial condition.

The introduction of new tax laws, tax reforms, regulations or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations or rules in Canada, the USA, México, Barbados, or Switzerland or any other countries in which the Company's subsidiaries may be located, or to which shipments of products are made, could result in an increase in the Company's taxes payable, or other governmental charges, interest and penalties, duties or impositions. No assurance can be given that new tax laws, tax reforms, regulations or rules will not be enacted or that existing tax laws, regulations or rules will not be changed, interpreted or applied in a manner which could result in the Company's profits being subject to additional taxation, interest and penalties, or which could otherwise have a material adverse effect on the Company.

Challenges to the Advance Pricing Agreement

Overview

The Mexican tax authority (the "SAT") initiated a proceeding seeking to nullify the Advance Pricing Agreement (the "APA") which it had previously issued to Primero with respect to the San Dimas Mine in 2012. The APA had confirmed Primero's basis for paying taxes on the price Primero realized for silver sales between 2010 and 2014. If the SAT's nullification challenge is successful it would have a material adverse effect on the Company's business, financial condition and results of operations. Although the Company is continuing to advance discussions with SAT, there can be no certainty on the timing or outcome of such discussions, and the ultimate outcome of such discussions may have a material and adverse effect on the Company.

Background

In 2004, affiliates of Goldcorp Inc. ("Goldcorp") entered into the Prior San Dimas Stream Agreement with Wheaton in connection with the San Dimas Mine and two other mines in México. Under the Prior San Dimas Stream Agreement, Goldcorp received cash and securities in exchange for an obligation to sell certain silver extracted from the mines at a price set forth in the Prior San Dimas Stream Agreement.

In order to satisfy its obligations under the Prior San Dimas Stream Agreement, sales were made by Goldcorp through a non-Mexican subsidiary to a Wheaton company in the Caymans ("SWC"). Upon Primero's acquisition of the San Dimas Mine, the Prior San Dimas Stream Agreement was amended and restated and Primero assumed all of Goldcorp's obligations with respect to the San Dimas Mine concession under the Prior San Dimas Stream Agreement.

As amended and restated, the provisions of the Prior San Dimas Stream Agreement required that, on a consolidated basis, Primero sell to Wheaton during a contract year (August 6th to the following August 5th), 100% of the amount of silver produced from the San Dimas Mine concessions up to 6 million ounces and 50% of silver produced thereafter, at the lower of (i) the current market price and (ii) $4.04 per ounce plus an annual increase of 1% (the "PEM Realized Price"). In 2017, the contract price was $4.30. The price paid by Wheaton under the Prior San Dimas Stream Agreement represented the total value that Primero and its affiliates received for the sale of silver to Wheaton. In May 2018 the Prior San Dimas Stream Agreement was terminated between Wheaton and STB in connection with the Company entering into the New San Dimas Stream Agreement.

The specific terms of the Prior San Dimas Stream Agreement required that Primero sell the silver through one of its non-Mexican subsidiaries, STB, to Wheaton's Cayman subsidiary, WPMI. As a result, Primero's Mexican subsidiary that held the San Dimas Mine concessions, PEM, entered into an agreement (the "Internal Stream Agreement") to sell the required amount of silver produced from the San Dimas Mine concessions to STB to allow STB to fulfill its obligations under the Prior San Dimas Stream Agreement.

When Primero initially acquired the San Dimas Mine, the sales from PEM to STB were made at the spot market price while the sales by STB to SWC were at the contracted PEM Realized Price, which at that time was $4.04 per ounce. In 2010, PEM amended the terms of sales of silver between itself and STB under the Internal Stream Agreement and commenced to sell the amount of silver due under the Prior San Dimas Stream Agreement to STB at the PEM Realized Price. For Mexican income tax purposes PEM then recognized the revenue on these silver sales on the basis of its actual realized revenue, which was the PEM Realized Price.

APA

In order to obtain assurances that the SAT would accept the PEM Realized Price (and not the spot market silver price) as the proper price to use to calculate Mexican income taxes, Primero applied for and received the APA from the SAT. The APA confirmed the PEM Realized Price would be used as PEM's basis for calculating taxes owed by it on the silver sold to STB under the Internal Stream Agreement. Under Mexican law, an Advanced Pricing Agreement ("APA") is valid for five years and therefore the APA represented the SAT's agreement to accept the PEM Realized Price as the basis for calculating taxes for the tax years 2010 through 2014.

Challenges to the APA for 2010 - 2014 tax years

In 2015 the SAT initiated a legal proceeding seeking to nullify the APA: however, SAT did not identify an alternative basis in the legal claim for calculating taxes on the silver sold by PEM for which it receives the PEM Realized Price. Since such time, the SAT issued observation letters to PEM stating that PEM should pay taxes on the market price of silver and began issuing reassessments of taxation years 2010 to 2012 which the company has attempted to defend with Administrative Appeals and Mutual Agreement Procedures.  If the SAT is successful in retroactively nullifying the APA, the SAT may seek to audit and reassess PEM in respect of its sales of silver in connection with the Prior San Dimas Stream Agreement for 2010 through 2014.

On May 13, 2020, the Company announced that it has taken steps to serve the Government of México with a NAFTA Notice under the provisions of Chapter 11 of NAFTA with respect to these matters. The service of the NAFTA Notice by the Company on the Government of México initiated a 90‐day process for the Government of México to enter into good faith and amicable negotiations with the Company to resolve the current dispute between the Company and the Government of México. On August 11, 2020, this 90-day process deadline expired without any resolution to the dispute.

On September 23, 2020 the Federal Court issued a decision nullifying the APA and directing the SAT to issue a new APA ruling and on November 12, 2020 the Company received written reasons for the decision from the Federal Court. On November 30, 2020 the Company filed an appeal of the Federal Court's decision with the Circuit Courts. The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters.  The Company is unable to provide any certainty as to the outcome or timing of such challenge. No tax is payable under the reassessments while such challenges are in process.

In 2019, pursuant to the ongoing tax audits and in advance of the expiry of statute barred periods of reassessment, the SAT issued reassessments against PEM for the 2010 to 2012 tax years in the total amount of $260.9 million. Most recently, in 2021, the SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.1 million. The SAT has not yet issued a new APA ruling or re-assessed PEM in respect of its sales of silver for 2014. While the Company may have rights of appeal in connection with any of the foregoing or future reassessments, if the resulting legal proceedings are finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows. In addition, whether or not SAT is successful in any proceedings and whether or not SAT has any legal basis to do so, the SAT may take further measures to restrict or seize PEM's assets in México, which could also have a material adverse effect on the Company.

Primero is an "interested party" in this proceeding. While PEM would have rights of appeal in connection with any reassessments, if the legal proceeding is finally concluded in favor of the SAT, the amount of additional taxes that the SAT could charge PEM for the tax years 2010 through 2014 on the silver sold under the Internal Stream Agreement would likely have a material adverse effect on the Company's results of operations, financial condition and cash flows.

Tax Uncertainties

For the 2015 and subsequent tax years through to the Company's acquisition of PEM, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed, and has paid its taxes accordingly. To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on Company's business, financial condition and results of operations.

Tax Audits and Reassessments

Any reassessment by applicable tax authorities of the Company's tax filings and the continuation or timing of any such process is outside of the Company's control.

In 2019, pursuant to the ongoing tax audits and in advance of the expiry of statute barred periods of reassessment, the SAT issued reassessments against PEM for the 2010 to 2012 tax years in the total amount of $260.9 million. The SAT also issued a reassessment against PEM for the 2013 tax year in the total amount of $132.1 million in 2021. The key elements included reassessments based on the market price of silver ($83.2 million), denial of the deductibility of interest expenses and service fees ($41.6 million), SAT technical error related to double counting of taxes ($19.2 million) and interest and penalties ($234.7million). The Company believes that it continues to have a legally valid, in force APA for the period 2010 to 2014. The Company is vigorously defending its position and believes that SAT is acting outside of domestic and international tax conventions. If the Company is unable to favourably resolve any of these reassessment matters, there may be a material adverse effect on the Company and its financial condition.

VAT Receivables

The Company is subject to credit risk through its significant VAT receivables balance that is collectible from the government of México. Due to legislative rules and a complex collection process, there is a risk that the Company's VAT receivable balance may not be refunded, or payment will be delayed. Even though the Company has in the past recovered VAT routinely, VAT recovery in México remains a highly regulated, complex and, at times, lengthy collection process. If the Company does not receive its VAT receivable balances or if payment to the Company is delayed, the Company's financial condition may be materially adversely affected.

Transfer Pricing

The Company conducts business operations in various jurisdictions and through legal entities incorporated in a number of jurisdictions, including Canada, México, Switzerland, and Barbados. The tax laws of these jurisdictions and other jurisdictions in which the Company may conduct future business operations have detailed transfer pricing rules which require that all transactions with non-resident related parties be priced using arm's-length pricing principles and that contemporaneous documentation must exist to support that pricing. The taxation authorities in the jurisdictions where the Company carries on business could challenge its arm's-length related party transfer pricing policies. International transfer pricing is a subjective area of taxation and generally involves a significant degree of judgment. If any of these taxation authorities were to successfully challenge the Company's transfer pricing policies, the Company may be subject to additional income tax expenses and could also be subject to interest and penalty charges. Any such increase in the Company's income tax expense and related interest and penalties could have a significant impact on the Company's future earnings and future cash flows.

Hedging Risk

The Company currently does not use derivative instruments to hedge its silver commodity price risk. The effect of price variation factors for silver, gold, lead or zinc cannot accurately be predicted and are at this time completely unhedged. In the past, the Company has entered into forward sales arrangements with respect to a portion of its lead and zinc production. In the future the Company may enter into further forward sales arrangements or other hedging agreements. Hedging involves certain inherent risks including: the risk that the creditworthiness of a counterparty may adversely affect its ability to perform its payment and other obligations under its agreement with the Company or adversely affect the financial and other terms the counter-party is able to offer the Company; the risk that the Company enters into a hedging position that cannot be closed out quickly; and the risk that, in respect of certain hedging products, an adverse change in the market prices for commodities, currencies or interest rates will result in the Company incurring losses in respect of such hedging products as a result of the hedging products being out-of-the money on their settlement dates.

There can be no assurance that a hedging program will be successful, and although hedging may protect the Company from adverse changes in foreign exchange or currency, and interest rate or commodity price fluctuations, it may also prevent the Company from realizing gains from positive changes.

Commitments under Streaming Agreements

The Company's ability to make deliveries under the New San Dimas Stream Agreement, and the stream on the Santa Elena Mine with Sandstorm Gold Ltd. (previously called Sandstorm Resources Ltd.), is dependent on the Company's financial condition and operating performance, which are subject to prevailing economic and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond the Company's control, including the other factors set out in these Risk Factors. Failure to fulfill the Company's commitments under these agreements could result in adverse impacts on the Company's business. Further, if metal prices improve over time, these agreements may reduce the Company's ability to sell resources later at higher market prices due to obligations under these agreements.

The New San Dimas Stream Agreement fixes the ratio that will be used to calculate the amount of gold the Company is required to deliver to WPMI on account of silver production at the San Dimas Mine at 70 to 1, with provisions to adjust the ratio if the ratio of the market price of gold to the market price of silver (calculated in accordance with the New San Dimas Stream Agreement) moves above or below 90 to 1 or 50 to 1, respectively, for any consecutive 6-month period during the term of the New San Dimas Stream Agreement. Any adjustment to the ratio may impact the amount of gold deliverable under the New San Dimas Stream Agreement which may have a material adverse effect on the Company's financial performance depending on the relative market prices of gold and silver. Subject to such adjustment provisions, the ratio that will be used to calculate the amount of gold the Company is required to deliver under the New San Dimas Stream Agreement is fixed. The market prices of gold and silver may fluctuate. At any given time, the amount of gold that the Company is required to deliver under the New San Dimas Stream Agreement may have a greater value than the amount of silver production on which the calculation is based. This may have a material adverse effect on the Company's financial performance.

The Springpole Stream Agreement

As disclosed under "General Development of the Business - Most Recent Three Years" the Company has entered into the Springpole Stream Agreement related to the Springpole project, a development stage mining project located in northwest Ontario, Canada that is not currently a producing mine. Accordingly, the Company is subject to risks related to the development of the Springpole project, including the risk that the project may never be developed into a mine and go into production. Development of Springpole into an operating mine is subject to the inherent risks of developing a mining project. The Company is not directly involved in the ownership or operation of Springpole and has no contractual rights relating to its operations. First Mining, not the Company, has the power to determine the manner in which the Springpole project is developed and ultimately exploited, including decisions to develop a mine, commence production, expand, advance, continue, reduce, suspend or discontinue production. As a result, the ability of the Company to purchase payable silver produced at Springpole at the agreed upon price is dependent upon the activities of First Mining, which creates the risk that at any time First Mining may: (i) have business interests or targets that are inconsistent with those of the Company including a decision not to take the Springpole mine into production; (ii) take action contrary to the Company's policies or objectives; (iii) be unable or unwilling to fulfill its obligations under the Springpole Stream Agreement; or (iv) experience financial, operational or other difficulties, including insolvency, which could limit or suspend First Mining's ability to perform its obligations under the Springpole Stream Agreement. In addition, upon certain milestones described in the Springpole Stream Agreement being achieved, the Company is required to make additional payments totalling $12,500,000 in cash and common shares of the Company.  In the event the Company fails to make such payments, First Mining would have the ability to terminate the Springpole Stream Agreement.  If the Springpole Stream Agreement was terminated, the Company would have no right to purchase payable silver from Springpole under the Springpole Stream Agreement as contemplated.

Counterparty and Market Risks

From time to time the Company may enter into sales contracts to sell its products, including refined silver from doré bars, silver, gold, lead and zinc concentrates, to metal traders after being refined by refining and smelting companies. In addition to these commercial sales, the Company also markets a small portion of its silver production in the form of coins and bullion products to retail purchasers directly through the Company's corporate e-commerce website. There is no assurance that the Company will be successful in entering into or re-negotiating sales contracts with brokers and metal traders or refining and smelting companies and retail purchasers on acceptable terms, if at all. If the Company is not successful in entering into or re-negotiating such sales contracts, it may be forced to sell some or all of its products, or greater volumes of its products than it may desire in adverse market conditions, thereby reducing the Company's revenues on a per ounce basis.

In addition, should any counterparty to any sales contract not honor such contract or become insolvent (as has occurred with Republic (see "General Development of the Business - Most Recent Three Years")), the Company may incur losses for products already shipped, may be forced to sell greater volumes of products, may be forced to sell at lower prices than could be obtained through sales on the spot market, or may not have a market for its products. The Company's future operating results may be materially adversely impacted as a result. Moreover, there can be no assurance that the Company's products will meet the qualitative requirements under future sales contracts or the requirements of buyers.

Credit Risk

Credit risk is the risk of financial loss if a customer or counterparty fails to meet its contractual obligations. The Company's credit risk relates primarily to trade receivables in the ordinary course of business and VAT and other receivables.

The Company sells and receives payment upon delivery of its silver doré and by-products primarily through three customers, with one major international metal broker accounting for 92% of the Company's revenue in 2020. Payments of receivables are scheduled routinely and received normally within sixty days of submission; therefore, the balance of overdue trade receivables owed to the Company in the ordinary course of business is usually not significant.

As at December 31, 2020, VAT receivable was $56.9 million. SAT has not been responsive to VAT refund requests by PEM nor provided any legal basis for withholding these VAT receivables. The Company believes that it has full legal rights to these VAT refunds and expects the amounts to be refunded in the future, however, there can be no guarantee when or if such amounts will be refunded. As at December 31, 2020, VAT receivables totalling $15.3 million are currently being pursued in Mexican Courts.

The carrying amount of financial assets recorded in the consolidated financial statements represents the Company's maximum exposure to credit risk. With the exception of the above, the Company believes it is not exposed to significant credit risk.

Obtaining Future Financing

The further exploitation, development and exploration of mineral properties in which the Company holds an interest or which it acquires may depend upon the Company's ability to obtain financing through equity financing or debt financing, pre-sale arrangements, joint ventures or other means. There is no assurance that the Company will be successful in obtaining required financing as and when needed. Volatile precious metals and equity markets may make it difficult or impossible for the Company to obtain further financing on favorable terms or at all. If the Company is unable to obtain additional financing, it may be required to delay or postpone exploration, development or production on some or all of its properties, potentially indefinitely.

As of December 31, 2020, the Company had approximately $238.6 million of cash and cash equivalents in its treasury and working capital of $254.4 million while total available liquidity, including $65.0 million of undrawn revolving credit facility (under the New Credit Facility), was $319.4 million. As a result of the Company's ability to earn cash flow from its ongoing operations, the Company expects to have sufficient capital to support its current operating requirements in the foreseeable future, provided it can continue to generate cash from its operations and that costs of its capital projects are not materially greater than the Company's projections. There is a risk that commodity prices or demand for the products decline, including as a result of the impact of the COVID-19 crisis, and that the Company is unable to continue generating sufficient cash flow from operations or that the Company requires significant additional cash to fund expansions and potential acquisitions. The availability of such additional cash may be adversely impacted by uncertainty in the financial markets, including as a result of the COVID-19 crisis. Failure to obtain additional financing on a timely basis may cause the Company to postpone acquisitions, major expansion, development and exploration plans.

Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they arise. The Company has in place a planning and budgeting process to help determine the funds required to support the Company's normal operating requirements and contractual obligations.

Based on the Company's current operating plan, the Company believes it has sufficient cash on hand, combined with cash flows from operations, to meet operating requirements as they arise for at least the next 12 months. If commodity prices in the metals market were to decrease significantly, or the Company was to deviate significantly from its operating plan, the Company may need injection of additional capital to address its cash flow requirements.

Indebtedness

As of December 31, 2020, the Company's total consolidated indebtedness was $173.3 million, $10.5 million of which was secured indebtedness.

The Company may be required to use a portion of its cash flow to service principal and interest owing thereunder, which will limit the cash flow available for other business opportunities. The Company may in the future determine to borrow additional funds from lenders.

The Company's ability to make scheduled payments of the principal of, to pay interest on, or to refinance its indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond the Company's control. The Company may not continue to generate sufficient cash flow from operations in the future to service this debt and to make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company's ability to refinance its indebtedness will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default on its debt obligations.

The terms of the New Credit Facility require the Company to satisfy various positive and negative covenants, including maintaining at all times, certain financial ratios and tests. These covenants limit, among other things, the Company's ability to incur further indebtedness, assume certain liens or engage in certain types of transactions. Any future or additional indebtedness may be subject to more stringent covenants. The Company can provide no assurances that in the future, the Company will not be constrained in its ability to respond to changes in its business or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Failure to comply with these covenants, including a failure to meet the financial tests or ratios, would result in an event of default and would allow the lenders thereunder to accelerate maturity of the debt or realize upon security over the Company's assets. An event of default under the New Credit Facility could result in a cross-default under the Company's equipment leases, streaming agreements or other indebtedness (and vice versa) and could otherwise materially and adversely affect the Company's business, financial condition and results of operations and the Company's ability to meet its payment obligations with respect to the Company's debt facilities, as well as the market price of the Company's common shares. The New Credit Facility expires on May 9, 2021 and there can be no assurances that it will be extended or on what terms it may be extended.

Interest Rate Risk

The Company is exposed to interest rate risk on its short-term investments and debt facilities. The Company monitors its exposure to interest rates and has not entered into any derivative contracts to manage this risk. The Company's interest-bearing financial assets comprise of cash and cash equivalents which bear interest at a mixture of variable and fixed rates for pre-set periods of time.

As at December 31, 2020, the Company's exposure to interest rate risk on interest bearing liabilities is limited to its debt facilities. The Company's finance leases bear interest at fixed rates. Based on the Company's interest rate exposure at December 31, 2020, a change of 25 basis points increase or decrease of market interest rate does not have a significant impact on net earnings or loss.

Shares Reserved for Future Issuances; Dilution

The Company may issue and sell additional securities of the Company to finance its operations or future acquisitions including sales pursuant one or more "at-the-market" offerings. The Initial Notes and the Over-Allotment Notes are, in accordance with their terms, convertible into common shares of the Company. In addition, the Company has outstanding stock options and, from time to time, may also issue share purchase warrants of the Company pursuant to which common shares may be issued in the future. Any such convertible securities are more likely to be exercised when the market price of the Company's common shares exceeds the exercise price of such instruments. The issuance of shares pursuant to an "At-The-Market" ("ATM") offering and the exercise of convertible securities and the subsequent resale of such common shares in the public markets could adversely affect the prevailing market price of the Company's common shares and the Company's ability to raise equity capital in the future at a time and price which it deems appropriate. The Company may also enter into commitments in the future which would require the issuance of additional common shares and the Company may grant additional convertible securities. Any share issuances from the Company's treasury will result in immediate dilution to existing shareholders.

Volatility of Share Price

The market price of the shares of precious metals and resource companies, including the Company, tends to be volatile. The trading price of the Company's shares may be subject to large fluctuations and may increase or decrease in response to a number of events and factors, including the following:

•  the price of silver and (to a lesser extent) other metals;

•  the Company's operating performance and the performance of competitors and other similar companies;

•  the public's reaction to the Company's press releases, other public announcements and the Company's filings with securities regulatory authorities;

•  changes in earnings estimates or recommendations by research analysts who track the Company's common shares or the shares of other companies in the resources sector;

•  changes in general economic conditions;

•  the number of the Company's common shares to be publicly traded after an offering, including additional common shares issued pursuant to a prospectus supplement filed in connection with the Company's Base Shelf Prospectus and Registration Statement;

•  the arrival or departure of key personnel;

•  acquisitions, strategic alliances or joint ventures involving the Company or its competitors; and

•  equity or debt financings by the Company.

In addition, the market price of the Company's shares are affected by many variables not directly related to the Company's success and are therefore not within the Company's control, including developments that affect the market for all resource sector shares; the breadth of the public market for the Company's shares; the attractiveness of alternative investments; general economic conditions (including changes to economic conditions as a result of the ongoing COVID-19 crisis); legislative changes; possible efforts by investors, including short sellers, to impact the market price of the common shares through various means including influencing investors through social media and investor discussion forums (such as the recent impact that Reddit users have had on the market price of certain securities) and short selling; and other events and factors outside of the Company's control. Securities markets frequently experience price and volume volatility, and the market price of securities of many companies may experience wide fluctuations not necessarily related to the operating performance, underlying asset values or prospects of such companies. The effect of these and other factors on the market price of the Company's common shares on the exchanges in which the Company trades has historically made the Company's share price volatile and suggests that the Company's share price will continue to be volatile in the future.

Impairments

It is possible that material changes could occur that may adversely affect management's ability to realize the estimated cash generating capability of the carrying value of non-current assets which may have a material adverse effect on the Company. Impairment estimates are based on management's cash generating assumptions of its operating units, and sensitivity analyses and actual future outcomes may differ from these estimates.

Internal Control over Financial Reporting

The Company's management, with the participation of its President and Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators.

The Company documented and tested during its most recent fiscal year its internal control procedures in order to satisfy the requirements of Section 404 of the Sarbanes-Oxley Act ("SOX"), using criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organization of the Treadway Commission ("COSO"). SOX requires an annual assessment by management and an independent assessment by the Company's independent registered public accounting firm of the effectiveness of the Company's internal control over financial reporting. The Company may fail to achieve and maintain the adequacy of its internal control over financial reporting as such standards are modified, supplemented, or amended from time to time, and the Company may not be able to ensure that it can conclude on an ongoing basis that it has effective internal controls over financial reporting in accordance with Section 404 of SOX. The Company's failure to satisfy the requirements of Section 404 of SOX on an ongoing, timely basis could result in the loss of investor confidence in the reliability of its financial statements, which in turn could harm the Company's business and negatively impact the trading price of its common shares or market value of its other securities. In addition, any failure to implement required new or improved controls, or difficulties encountered in their implementation, could harm the Company's operating results or cause it to fail to meet its reporting obligations. There can be no assurance that the Company will be able to remediate material weaknesses, if any, identified in future periods, or maintain all of the controls necessary for continued compliance, and there can be no assurance that the Company will be able to retain sufficient skilled finance and accounting personnel, especially in light of the increased demand for such personnel among publicly traded companies. Future acquisitions of companies may provide the Company with challenges in implementing the required processes, procedures and controls in its acquired operations. Acquired companies may not have disclosure controls and procedures or internal control over financial reporting that are as thorough or effective as those required by securities laws currently applicable to the Company.

No evaluation can provide complete assurance that the Company's internal control over financial reporting will detect or uncover all failures of persons within the Company to disclose material information otherwise required to be reported. The effectiveness of the Company's control and procedures could also be limited by simple errors or faulty judgments. In addition, as the Company continues to expand, the challenges involved in implementing appropriate internal controls over financial reporting will increase and will require that the Company continue to improve its internal controls over financial reporting. Although the Company intends to devote substantial time and incur costs, as necessary, to ensure ongoing compliance, the Company cannot be certain that it will be successful in complying with Section 404 of SOX, or that these controls will prevent theft or fraud, especially where collusion exists amongst employees.

Allocation of Capital - Sustaining and Expansionary Capital

The Company has budgeted $168.4 million for 2021 as sustaining capital and expansionary capital for investments in property, plant and equipment, mine development and exploration. Sustaining capital consists of capital expenditures required to maintain current operations. Expansionary capital is earmarked for growth projects to expand current operations. A total of $55.7 million has been earmarked for sustaining capital and $112.7 million has been planned for expansionary projects in 2021. There can be no assurance that such cost estimates will prove to be accurate. The Company may alter its allocation of capital to provide for revised strategic planning, metal price declines or other external economic conditions. Actual costs may vary from the estimates depending on a variety of factors, many of which are not within the Company's control. Failure to stay within cost estimates or material increases in costs could have a material adverse impact on the Company's future cash flows, profitability, results of operations and financial condition.

Factors which may influence costs include the risks outlined under the headings "Operating Hazards and Risks" and "Infrastructure", as well as the following:

•  shortages of principal supplies needed for construction;

•  restrictions or regulations imposed by power commissions, governmental or regulatory authorities with respect to planning and construction, including permits, licences and environmental assessments;

•  changes in the regulatory environment with respect to planning and construction;

•  the introduction of new property or capital taxes; and

•  significant fluctuations in the exchange rates for certain currencies.

Insurance Risk

Although the Company has multimodal insurance policies that cover: material damage to buildings, including by earthquakes; material damage to contents, including by earthquakes; loss and consequential damages (including removal, utilities, fixed costs, wages and extraordinary expenses); and responsibility to third parties, such insurance might not cover all the potential risks associated with its operations. These policies also carry deductibles for which the Company would be obligated to pay in connection with a claim thereunder. Liabilities that the Company incurs may exceed the policy limits of its insurance coverage, may not be insurable, or may be liabilities against which the Company has elected not to insure due to high premium costs or other reasons. In any such event, the Company could incur significant costs that could adversely impact its business, operations or profitability.

Continued Growth

The Company must generate sufficient internal cash flows and/or be able to utilize available financing sources to finance the Company's continued growth and sustain capital requirements. If the Company does not realize satisfactory prices for its products (principally silver and gold), it could be required to raise significant additional capital through the capital markets and/or incur significant borrowings to meet its capital requirements. These financing requirements may result in dilution to the Company's existing shareholders and could adversely affect the Company's credit ratings and its ability to access the capital markets in the future to meet any external financing requirements the Company might have. In addition, the Company's mining operations and processing and related infrastructure facilities are subject to risks normally encountered in the mining and metals industry. Such risks could result in damage to, or destruction of, mineral properties or producing facilities, personal injury, environmental damage, delays in mining or processing, losses and possible legal liability. Any prolonged downtime or shutdowns at the Company's mining or processing operations could materially adversely affect the Company's business, results of operations, financial condition and liquidity.

Benefit of Growth Projects

As part of the Company's strategy, the Company will continue efforts to develop and acquire new mineral projects in the growth stage. A number of risks and uncertainties are associated with the exploration, development and acquisition of these types of projects, including political, regulatory, design, construction, labor, operating, technical and technological risks, uncertainties relating to capital and other costs and financing risks.

The level of production and capital and operating cost estimates relating to the expanded portfolio of growth projects are based on certain assumptions and are inherently subject to significant uncertainties. It is likely that actual results for the Company's projects will differ from current estimates and assumptions, and these differences may be material. In addition, experience from actual mining or processing operations may identify new or unexpected conditions which could reduce production below, and/or increase capital and/or operating costs above, current estimates. If actual results are less favorable than current estimates, the combined company's business, results of operations, financial condition and liquidity could be adversely impacted.

Additional Issuances and Dilution

The Company may issue and sell additional securities of the Company from time to time. The Company cannot predict the size of future issuances of securities of the Company or the effect, if any, that future issuances and sales of securities will have on the market price of any securities of the Company that are issued and outstanding from time to time. Sales or issuances of substantial amounts of securities of the Company, or the perception that such sales could occur, may adversely affect prevailing market prices for the securities of the Company that are issued and outstanding from time to time. With any additional sale or issuance of securities of the Company, holders will suffer dilution with respect to voting power and may experience dilution in the Company's earnings per share.

Dividend Policy

On December 7, 2020, the Company announced that its Board of Directors had adopted a dividend policy for the Company under which the Company intends to pay quarterly dividends of 1% of the Company's net revenues commencing after the completion of the first quarter of 2021. The declaration, timing, amount and payment of dividends are at the discretion of the Board of Directors and will depend on then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. The Company will review its dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. As such, no assurances can be made that any future dividends will be declared and/or paid on a quarterly, annual or other basis.

Risks Related to the Jerritt Canyon Acquisition

Completion of the Jerritt Canyon Acquisition

Completion of the Jerritt Canyon Acquisition is subject to applicable regulatory approvals, including the approval of the TSX and NYSE and the satisfaction of certain other closing conditions and anti-trust approvals customary in transactions of this nature. There can be no certainty, nor can the Company provide any assurance, that these conditions will be satisfied or, if satisfied, when they will be satisfied. Certain conditions may be waived in the Company's discretion, however certain other conditions are not subject to waiver.

Both the Company and the Vendor have the right to terminate the Jerritt Canyon Acquisition Agreement in certain circumstances. Accordingly, there is no certainty, nor can either party provide any assurance, that the Jerritt Canyon Acquisition Agreement will not be terminated by the other party before completion. If the Jerritt Canyon Acquisition Agreement is terminated in certain circumstances the Company may be entitled to receive a termination fee from the Vendor in the amount of $2.0 million. However, the termination fee is not payable in all circumstances and therefore it is possible that if the Jerritt Canyon Acquisition Agreement is terminated in certain circumstances the Company may not receive the termination fee or other consideration. In addition, notwithstanding that such fee may be payable, the Vendor may be unable to pay such fee or may dispute whether it is required to do so. In the event that the Vendor terminates the Jerritt Canyon Acquisition Agreement the Company may become liable to the Vendor for a termination fee in the amount of $2.0 million in certain circumstances and may also be exposed to significant damages.

If the Jerritt Canyon Acquisition is not completed for any reason, the market price of the Common Shares may decline to the extent that the current market price reflects a market assumption that the Jerritt Canyon Acquisition will be completed, and the Company's business may suffer. In addition, the Company will remain liable for significant consulting, accounting and legal costs relating to the Jerritt Canyon Acquisition and will not realize anticipated synergies, growth opportunities and other anticipated benefits of the Jerritt Canyon Acquisition in the event that the Jerritt Canyon Acquisition is not completed. If the Jerritt Canyon Acquisition is delayed, the achievement of anticipated synergies and the realization of growth opportunities could be delayed and may not be available to the same extent.

Unexpected Costs or Liabilities

Although the Company has conducted what it believes to be a prudent and thorough level of investigation in connection with the Jerritt Canyon Acquisition, an unavoidable level of risk remains regarding any undisclosed or unknown liabilities of, or issues concerning, Jerritt Canyon. Following the Jerritt Canyon Acquisition, the Company may discover that it has acquired substantial undisclosed liabilities. The existence of undisclosed liabilities could have an adverse impact on the Company's business, financial condition, results of operations and cash flows. Although the Jerritt Canyon Acquisition Agreement contains extensive representations and warranties relating to the business of Jerritt Canyon, in the event that there is a breach of such representations and warranties, the Company's recourse against the Vendor after completion of the Jerritt Canyon Acquisition for such breaches will be limited by the terms of the Jerritt Canyon Acquisition Agreement which provides, among other things that: except in the case of a breach by the Vendor of certain fundamental representations, the Vendor's liability in respect of a claim by the Company for indemnification for losses arising from a breach of a representation, warranty or covenant, a pre-closing liability (including taxes) or losses arising from the pre-closing reorganization shall not exceed the purchase price and, only to the extent the claims by the Company exceed $500,000.  Except in the case of claims made in respect of a breach of a representation regarding tax, the pre-closing reorganization and environmental matters, all claims must be made within 18 months of closing.  Claims for indemnification for losses arising from a breach of representation regarding taxes or in respect of the pre-closing reorganization must be made not later than the day that is 90 days after the date on which the relevant tax period becomes closed for assessment or reassessment under applicable law. Claims for indemnification for losses arising from a breach of the Vendor's representations regarding environmental matters must be made within 24 months of closing. In the event that a breach arises prior to the consummation of the Jerritt Canyon Acquisition, the Company may only terminate the Jerritt Canyon Acquisition Agreement in certain limited circumstances, including where such breach results in a Material Adverse Effect (as defined in the Jerritt Canyon Acquisition Agreement) on Jerritt Canyon. In the event of termination in certain circumstances, the Company may be entitled to receipt of a $2 million termination fee, however, the Vendor may be unable to pay such fee or may dispute whether it is required to do so and therefore there can be no certainty that the Company will receive such fee. The Company may also determine, in its sole discretion, to waive breaches by the Vendor of a representation or warranty arising prior to the consummation of the Jerritt Canyon Acquisition, in which case the Company will have no recourse for such breach.

Although the Jerritt Canyon Acquisition Agreement contains covenants on the part of the Vendor regarding the operation of the business of Jerritt Canyon prior to closing the Jerritt Canyon Acquisition, the Company will not control Jerritt Canyon and its subsidiaries until completion of the Jerritt Canyon Acquisition and Jerritt Canyon's business and results of operations may be adversely affected by events that are outside of the Company's control during the intervening period. In the event that there is a breach of such covenants, the Company's recourse may be limited. The Company may, in certain circumstances, terminate the Jerritt Canyon Acquisition Agreement for breach of covenants by the Vendor prior to the consummation of the Jerritt Canyon Acquisition or the Company may also determine, in its sole discretion, to waive breaches by the Vendor of a covenant arising prior to the consummation of the Jerritt Canyon Acquisition, in which case the Company may have limited or no recourse for such breach.

Historic and current performance of Jerritt Canyon 's business and operations may not be indicative of success in future periods. The future performance of Jerritt Canyon may be influenced by, among other factors, economic downturns, increased environmental regulation, turmoil in financial markets, unfavorable legal or administrative decisions, rising interest rates and other factors beyond the Company's control. As a result of any one or more of these factors, among others, the operations and financial performance of Jerritt Canyon may be negatively affected during such period and may not be as currently expected by the Company which may adversely affect the Company's future financial results.

Additional Risks Related to Jerritt Canyon

Upon completion of the Jerritt Canyon Acquisition, Jerritt Canyon will become a wholly‐owned subsidiary of the Company and its business and properties will become a part of the Company's overall business. As the business of Jerritt Canyon also involves the exploration and development of precious metals properties, the business of Jerritt Canyon is subject to many of the risk factors described above with respect to the Company's current business.

While the Company has extensive experience in the mining of minerals and, in particular, precious metals, in Mexico, it does not have extensive experience in managing operating mines in Nevada. While the actual mining of minerals from one jurisdiction to another follows many of the same basic principles, the legal and social environment in Nevada is considerably different from the legal and social environment in Mexico and the Company may encounter difficulties or inefficiencies as a result, which could have a material impact on production or on financial results.

Ownership by a Single Shareholder

On closing of the Jerritt Canyon Acquisition, the Company is required to issue 26,719,727 Common Shares as consideration together with a further 1,705,514 Private Placement Shares to the Vendor. Upon closing Eric Sprott, through himself or affiliated controlled companies (including the Vendor), will own 32,925,241 shares, including current shareholdings, representing approximately 13.1% of the issued and outstanding Common Shares. As such, Mr. Sprott will be in a position to exert influence over matters requiring shareholder approval, including the determination of significant corporate actions that could otherwise be beneficial to the Company's other shareholders, including the election and removal of directors, amendments to the Company's corporate governing documents and business combinations. The Company's interests and those of Mr. Sprott may at times conflict, and this conflict might be resolved against the Company's interests. The concentration of ownership by a single shareholder may reduce the possibility of an unsolicited take-over bid for the Common Shares, and this may adversely impact the value and trading price of the Common Shares.

Product Marketing and Sales

Silver and gold are sold by the Company using a small number of international metal brokers who buy from the Company and act as intermediaries between the Company, the LBM or end consumers. The final product from the Company's facilities comes in two forms: silver, and silver/gold doré bars and in the past various concentrates of silver, lead, zinc and gold. The physical doré bars usually contain a majority of their value in silver with some gold and other impurities are delivered to one of two refineries where doré bars are refined to commercially marketable 99.9% pure silver bars. The production of concentrates in the past in their powder form containing silver, lead, zinc and gold are delivered to brokers in Manzanillo, México where they are blended with other producers' concentrates and shipped abroad to smelters where they are smelted to separate the base metal by-products of lead and/or zinc from the silver and gold content for delivery to the global buyers of silver, gold, lead or zinc. The metal refineries charge tolling fees to the Company for their refining and smelting services, and deliver refined products of silver, and gold. Refining of doré bars is a fraction of the cost of smelting concentrates for silver, lead and zinc as measured on a per silver ounce basis.  At December 31, 2020, all of the three operating units of the Company were producing doré bars and no concentrates were being commercially produced.

The Company delivers its production via a combination of private aircraft, armoured cars and trucks to a number of refineries who then, once they have refined the silver and gold to commercial grades, transfer the silver and gold to the physical market.  Doré of precious metal is turned out from refineries usually within 25 to 30 calendar days and any final variances in assays is settled at that time through the refiner assigning any liquidation differences to the metal brokers. The Company normally receives 95% to 98% of the value of its sales of doré on delivery to the refinery with final settlements upon outturn of the refined metals, less processing tolling fees.  In the event that any such refinery were to become insolvent (as has occurred with Republic (see "General Development of the Business - Most Recent Three Years")), the Company may incur losses for products already shipped to such refinery and would also be required to re-route additional products to alternative refineries, which may result in additional expense and delay in selling the Company's products.

As the Company has a number of metal brokers, refineries and smelters with which it does business, the Company is not economically dependent on any one of its brokers, refineries or smelters, however, in 2020 approximately 92% of the Company's revenue was derived from sales through one metal broker. In the event such broker were to become insolvent, the Company may incur losses. The Company's future operating results may be negatively impacted as a result.

First Majestic's senior management in Vancouver and Europe negotiate sales contracts. Contracts with refining companies are generally negotiated annually, and metals brokers and traders are re-negotiated as required. The Company currently sells its silver (and silver/gold) doré through one international brokerage organization. Additionally, the Company has contractual obligations to deliver a portion of silver and gold through streaming agreements with two international streaming companies.

First Majestic continually reviews its cost structures and relationships with smelting and refining companies and metal traders in order to maintain the most competitive pricing possible while not remaining completely dependent on any single smelter, refiner or trader.

In addition to these commercial sales, First Majestic also markets a small portion of its silver production in the form of coins and silver bullion products to retail purchasers directly over its corporate e-commerce web site. Less than 2% of the Company's production was sold in retail transactions during 2020. Products sold included half ounce and one-ounce rounds, 10 gram cubes, five ounce ingots, 10 ounce ingots, one kilogram bars, 50 ounce poured bars and an 18 ounce custom coin set.

Social and Environmental Policies

First Majestic recognizes the growing strategic importance of the management of social and environmental performance to assure the sustainability of the Company's operations, and land access requirements. First Majestic works to avoid, minimize, rehabilitate, offset or compensate for any social or environmental impacts of the Company's activities, while always abiding by environmental regulations and pursuing international best practices.

Aligned with the Company values and commitments to continuous improvement, the Company has developed a strategic and systematic approach to social and environmental management. Responsible practices and systems of governance are incorporated into corporate strategy, policies and management standards, and the Company continuously evaluates and improves its social and environmental performance.

Corporate Social Responsibility ("CSR")

First Majestic is committed to socially responsible mining: working ethically and with integrity, taking responsibility for its impacts on the environment and the communities where it operates, while contributing to local sustainable development.  First Majestic recognizes that only by acting in a socially responsible manner and integrating such practices into its management systems and standards, can it assure the sustainability of its business.

The Company seeks to develop and maintain collaborative relationships with host communities and aims to contribute to the quality of life and sustainable development in the locations in which it operates.  The Company has its Social Management System ("SMS") that addresses key aspects of social performance management and guides its local teams to work to standards aligned with international best practices. First Majestic's approach is rooted in constructive dialogue with local and regional partners, and demonstrating transparency regarding its operational plans and activities while respecting the rights, traditions and cultural identity of local communities.

Local teams engage in constructive dialogue with local and regional partners, demonstrating transparency regarding its operational plans and activities and respecting the rights, traditions and cultural identity of local communities.

First Majestic aims to proactively support the development needs of local communities and leverage the social and economic benefits that can be generated by its operations and projects. The Company works to identify and collaboratively address development opportunities that intersect with its business, and actively engage with host communities and other stakeholders to ensure social investments are aligned with local priorities and contribute to development that meets the needs and expectations of our host communities for present and future generations.  The Company's local teams work closely with municipal governments, local schools, medical services, local business associations and the agricultural sector on a variety of initiatives in the form of infrastructure projects and educational activities in areas such as water, sanitation, agriculture, youth sports, arts and culture programs, health promotion, environmental management and emergency response.

In 2020, these social investments focused on access to potable water, road construction, sanitation and waste management infrastructure, education, health and communications facilities and programs as well as support for the development of rural economic livelihoods such as small businesses capacity building, agriculture and ranching. Additionally, funding for social development projects in communities was obtained through contributions made by the Company to the México Mining Tax Fund.

Ultimately, First Majestic acts to build and maintain the trust of local communities, respecting their rights and interests, and contributing in a net positive manner to their socio-economic wellbeing. The policies, programs and procedures First Majestic has developed provides the basis for more measurable and systematic management of social performance of the Company's mining operations and exploration projects.

The First Majestic SMS is based on knowledge management, social performance best practices, clear performance indicators, structured analysis and a longer-term planning process for operational continuity and sustainability. The following core elements of the First Majestic SMS are incorporated at all First Majestic operation and exploration sites:

•  Stakeholder mapping, engagement management plans;

•  Risk assessment and management plans;

•  External grievance mechanisms;

•  Social incidents management; and

•  Local content and local employment management.

The Company's operations in Durango at the La Parrilla Mine have been recognized for twelve consecutive years with the Socially Responsible Business Distinction Award by The Mexican Center for Philanthropy (Centro Mexicano para la Filantropía). The San Dimas Mine also received the distinction for the tenth consecutive year. The Santa Elena Mine was also recognized early in 2021 for the seventh consecutive year. In 2021, the La Encantada and Del Toro mines achieved its first Distinction. Currently, all of the operating First Majestic's mines are recognized as Socially Responsible Business. This honour from within the Mexican community recognizes excellence in CSR management, corporate ethics, work environment, community involvement and environmental responsibility. The awards affirm First Majestic's commitment to sound CSR practices and demonstrates the Company's commitment to transparency, and social responsibility within its operations and projects in México.

Environmental Stewardship

The Company's operations are subject to, and materially conform with, all current environmental laws and regulations in the jurisdictions where it operates. These environmental regulations provide strict restrictions and prohibitions against spills, releases and emission of various substances related to industrial mining operations that could result in environmental contamination.

First Majestic has an Environmental Management System ("EMS") that is applied in all operations to standardize tasks and strengthen a culture focused on preventing, minimizing and mitigating environmental impacts. The EMS is based on international standards and best practices and aligns with all requirements for obtaining the Mexican Clean Industry Accreditation issued by the Secretariat of Environment and Natural Resources (SEMARNAT) through the Federal Attorney of Environmental Protection ("PROFEPA") in México.  External audits of First Majestic's EMS are aimed at reviewing the performance of each of its mining operations.  These audits are conducted by PROFEPA-accredited external environmental consultants for evaluating compliance to applicable environmental regulations.

This is part of a strategy for continuous improvement and achieving the Company's goal of obtaining or renewing the Clean Industry Certificate issued by PROFEPA.  The Clean Industry accreditation was renewed for another two years at Del Toro in 2018, and at San Dimas in 2019.  Other operation sites are working toward certification.

The First Majestic EMS supports the implementation of the environmental policy and is applied in all operations, to standardize tasks and strengthen a culture focused on minimizing environmental impacts.

First Majestic's EMS has implemented an Annual Compliance Program to review all environmental obligations and these are conducted by each business unit. Additionally, the Company has implemented an on-line risk management platform that contains all the environmental obligations or conditions that must be fulfilled under the environmental permits. Three of First Majestic's business units (Del Toro, Santa Elena and San Dimas) are participating in the voluntary process of audits to assess compliance, through the National Environmental Audit Program of PROFEPA. The San Dimas Mine has completed all requirements for its renewal and is awaiting an announcement by PROFEPA.

The Company has implemented an environmental policy and the general objectives of the policy are to:

  meet all applicable Mexican environmental legal requirements.
  Design, build, operate and remediate at the close of its operations in accordance with applicable local laws and regulations and guided by international best practices.
  Promote the commitment and capacity of its employees to implement the environmental policy using integrated management systems.
  Be proactive with environmental management programs so that, in the future, communities are not left with responsibilities for the Company's operations.
    Communicate openly to employees, the community and governments about the Company's plans, programs and environmental performance.
  Work together with government agencies, local communities, educational institutions and suppliers to ensure the safe handling, use and disposal of all the Company's materials and products.
  Use the best technologies to continuously improve the safe and efficient use of resources, processes and materials.

Responsibilities for activities related to environmental performance are assigned to specific individuals that are responsible for assuring their proper execution.  The leader of the mining business unit or project is directly responsible for compliance with its plans and programs and ensuring the proper functioning of the EMS.

Health and Safety

First Majestic believes that all of its employees and contractors have the right to be safe when at work and is committed to providing the means to achieve a safe and healthy workplace free of accidents and injuries.

First Majestic's Occupational Health and Safety Management Policy directs it to identify, understand, eliminate or control any foreseeable hazards in the workplace and to provide ongoing training, equipment and systems to its employees and contractors, as well as procedures and training for emergency preparedness and response.

The Company's Occupational Health and Safety Management System is applied in all operations to standardize tasks, and strengthen a culture focused on keeping our people safe. Key pillars of the system are Visible Felt Leadership, regulatory compliance and fulfillment of the requirements to obtain the Mexico Safe Company Certification, issued by the Mexican Secretariat of Labour and Social Welfare.  All of the Company's operations have subscribed to the voluntary program and self-audit process.

Employment Practices

First Majestic's people are its most valuable asset. First Majestic's employees and contractors are the core of its business and the Company believes in a skilled, committed and empowered workforce to contribute to its success.

Wherever the Company works, it strives to be an employer of choice. First Majestic believes that meaningful and productive work is an essential element in human development; it supports its employees and contractors to maintain workplace relationships based on mutual respect, fairness and integrity. Wherever the Company works, it complies with local employment laws and does not tolerate discrimination in any form. First Majestic is committed to fair and equitable employment practices, freedom of association and the right to free collective bargaining, and actively promotes equal opportunity throughout its operations, offices and projects.

Sustainability Performance Reporting

The Company's operations strive to follow the highest industry standards and sustainability frameworks to demonstrate, using qualitative and quantitative data, our performance across non-technical Environmental, Social, and Governance (ESG) issues. As a result of that corporate goal, First Majestic published in 2020 its first Sustainability Report to voluntarily disclose the Company's impacts and benefits across host communities.

The inaugural report sets a foundation to benchmark the Company's sustainability performance for years to come and allows a broader audience to appreciate how business operations are reflected in the Company's commitment to responsible practices and transparency with all stakeholders.

The Company identified as material topics for its operational and care and maintenance sites the following areas:

  Health and Safety
  Local communities and stakeholders engagement
  Water management
  Mining waste and tailings management
  Energy consumption and emissions
  Reclamation and closure
  Human rights
  Governance, diversity, and inclusion

As a result of the Company's systems, policies, and practices implemented, First Majestic collected relevant and comparable data across its operations. The Sustainability Report and ESG disclosure respond to internationally recognized guidance for extractive companies operating globally and in line with Canadian Enhanced Corporate Social Responsibility (CSR) Strategy. Those guides include the OECD Guidelines for Multinational Enterprises, Voluntary Principles on Security and Human Rights, International Finance Corporation Performance Standards, Global Reporting Initiative (GRI), and UN Guiding Principles on Business and Human Rights.

Taxation

The taxation of corporations in México is often complex and is assessed via overlapping layers of taxation on a number of different tax bases, with credits or offsets permitted in certain cases between various tax liabilities. In late 2013, the Mexican government approved major reforms to the Mexican system of taxation, followed by additional reforms enacted in late 2015 and late 2019. The explanation below is not intended to be a detailed and conclusive description of all of the many forms of Mexican corporate taxes, but is a current summary of the most relevant and material forms of corporate taxes impacting mining companies operating in México and expected to apply on a prospective basis.

Taxes in México are levied in the normal course of business and are levied in the form of: (i) Corporate Income Taxes (referred to as ISR), (ii) Special Mining Duty (also referred to as Mining Royalty), (iii) Value Added Taxes ("VAT" or "IVA"), (iv) Profit sharing taxes ("PTU"), (v) Mining Rights Taxes, and (vi) Municipal or Property Taxes. All of these taxes (except for Municipal Taxes) are administered at the federal level by Servicio de Administration Tributaria (the "SAT") often referred to as "Hacienda".

Corporations resident in México are taxed on their worldwide income. The applicable tax rates and related tax bases applicable to fiscal 2020 are as follows:

(i) Corporate Income taxes ("ISR") - 30% on a corporation's taxable income in 2020. Normal business expenses may be deducted in computing a corporation's taxable income, including inflationary accounting for certain concepts of revenue and expenses;

(ii) Special Mining Duty - 7.5% on a royalty base which is computed as taxable revenues for income tax purposes (except interest and inflationary adjustment), less allowable deductions for income tax purposes (except interest, inflationary adjustment, depreciation and mining fees), less prospecting and exploration expenses of the year. The royalty is deductible for corporate income tax purposes, therefore after taxes the net impact is 70% of 7.5% or 5.25% after tax;

(iii) Environmental Duty - 0.5% on revenues from the sale of precious metals (gold, silver, platinum). The duty is deductible for corporate income tax purposes;

(iv) Value Added Taxes - 16% payable monthly on taxable receipts from the sales of goods and services in México and 0% on exports, creditable against the IVA paid on deductible services, expenses and imports;

(v) Profit sharing Taxes - 10% on a corporation's taxable income and payable to the workers in the corporation, creditable against corporate income taxes payable;

(vi) Mining Rights Taxes - a nominal rate charged on a per hectare basis on a corporation's mining rights; and

(vii) Municipal Taxes - Zacatecas State (Chalchihuites Municipality) levies a 1.5% tax on the value of constructed facilities at the Del Toro mine.

Dividends received by a Mexican resident from another Mexican resident are exempt from corporate taxes if they are paid out of tax paid retained earnings. Mexican entities have no preferred treatment for capital gains and in some cases capital losses are restricted. A ten-year loss carry-forward period exists, subject to inflation adjustment. The Organization for Economic Co-operation and Development rules apply to transfer pricing matters crossing country borders. Thin capitalization rules are based on a 3 to 1 debt to equity limitation for foreign companies investing in Mexican mining companies.

There is a 10% withholding tax on dividends distributed to resident individuals or foreign residents (including foreign corporations). Per the México-Canada tax treaty this dividend withholding tax rate may be reduced to 5%.

In the past, México allowed corporations at their option to consolidate tax filings, effectively enabling the profits of taxable entities to be offset by tax losses in other companies within the consolidated group. Effective January 1, 2008, management of the Company executed a corporate restructuring for tax purposes, enabling it, on a limited basis, to consolidate tax losses of certain of its subsidiaries against the taxable incomes of other subsidiaries (the "Tax Consolidation"). Coincident with the Tax Consolidation, México introduced an alternative minimum tax or flat tax known as the IETU, effective January 1, 2008 to attempt to limit certain companies from avoiding taxes on their cash earnings in México. In December 2009, México introduced tax consolidation reform rules (the "Tax Reform"), which effective January 2010, would require companies to begin the recapture of the benefits of tax consolidation within five years of receiving the benefit, and phased in over a five- year period. First Majestic's first tax deferral benefit from the Tax Consolidation was realized in 2008, and as such, the benefit of the Tax Consolidation was expected to be recaptured from 2014 to 2023. The Tax Reform also abolished the existing consolidation regime effective as of January 1, 2014 and requires consolidated groups to deconsolidate. Existing groups that began consolidating after 2007 are now required to pay income taxes deferred by virtue of tax consolidation in annual installments based on a mechanism established in specified transition rules.

The tax deconsolidation results in the availability of entity level loss carry-forwards that were previously used to shelter taxable income of other group companies.

In late 2015, the Mexican government approved another tax reform, effective January 1, 2016 whereby among other things companies with unamortized loss carry-forwards from the period of consolidation can elect to claim a credit against the remaining taxes to be repaid as a result of deconsolidation at a rate of 15% of losses utilized. The Company elected to claim this credit during 2016.

Mexican 2020 Tax Reforms - On December 9, 2019 México introduced additional tax reforms to address its Corporate, VAT, and Excise Taxes, referred to as the 2020 Tax Reforms.  In addition to a new General Anti-avoidance Rule, the Mexican tax reform of 2020 proposes to deny, under a broad set of circumstances, the deductibility of payments made by Mexican corporations to foreign-related parties subject to a preferred tax regime, where the effective tax rate is less than 22.5%, regardless of whether the payment is made on an arm's length basis.  The impact of these new reforms is being analyzed and may impact the Company's corporate structure and consolidated effective tax rate.

DIVIDENDS

The Company has not paid any dividends since incorporation.  On December 7, 2020, the Company announced that its Board of Directors had adopted a dividend policy for the Company under which the Company intends to pay quarterly dividends of 1% of the Company's net revenues commencing after the completion of the first quarter of 2021. Payment of the dividends under the dividend policy will be subject to the discretion of the Board of Directors. The Company will review the dividend policy on an ongoing basis and may amend the policy at any time in light of the Company's then current financial position, profitability, cash flow, debt covenant compliance, legal requirements and other factors considered relevant. All of the common shares of the Company are entitled to an equal share of any dividends declared and paid.

CAPITAL STRUCTURE

The Company's authorized capital consists of an unlimited number of common shares without par value. A total of 222,804,476 common shares of the Company were issued and outstanding as at the date of this AIF.

Each common share of the Company ranks equally with all other common shares of the Company with respect to dissolution, liquidation or winding-up of the Company and payment of dividends. The holders of common shares of the Company are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Company out of funds legally available therefore and to receive, pro rata, the remaining property of the Company on dissolution. The holders of common shares of the Company have no redemption, retraction, purchase, pre-emptive or conversion rights. The rights attaching to the common shares of the Company can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

As described above, the Company has issued an aggregate of $156.5 million principal amount of 1.875% unsecured convertible senior notes due 2023 (the "Notes"). The Notes may be converted by the holders, in whole or in part, at any time. The initial conversion rate for the Notes is 104.3297 Common Shares per $1,000 principal amount of Notes, equivalent to an initial conversion price of approximately $9.59 per Common Share (subject to certain adjustment provisions). Interest is payable on the Notes semi-annually in arrears on March 1 and September 1 of each year, to holders of record at the close of business on the preceding February 15 and August 15, respectively.

On or after March 6, 2021, the Company may redeem for cash all or part of the outstanding Notes, but only if the last reported sale price of the Common Shares for 20 or more trading days in a period of 30 consecutive trading days ending on the trading day prior to the date the Company provides notice of redemption to holders exceeds 130% of the conversion price in effect on each such trading day. The redemption price will equal to the sum of (1) 100% of the principal amount of the Notes to be redeemed and (2) accrued and unpaid interest, if any, to, but excluding, the redemption date. The outstanding Notes are also redeemable by the Company in the event of certain changes to the laws governing Canadian withholding taxes.

The Company is required to offer to purchase for cash all of the outstanding Notes upon a "fundamental change" as described in the Note Indenture, at a purchase price equal to 100% of the principal amount of the Notes to be purchased, plus accrued and unpaid interest, if any, to, but excluding, the purchase date.

The Notes do not carry any rights to vote alongside the holders of the Company's common shares on any shareholder resolutions.

The Notes are governed by the Note Indenture, a copy of which is available under the Company's profile on SEDAR at www.sedar.com.

MARKET FOR SECURITIES

Trading Price and Volume

The common shares of the Company are listed and posted for trading on the TSX under the trading symbol "FR". The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the TSX for the periods indicated:

Period	High (C$)	Low (C$)	Volume
December 2020	17.47	13.35	22,003,967
November 2020	15.90	12.56	24,075,430
October 2020	14.78	12.52	23,240,001
September 2020	16.69	12.48	28,822,717
August 2020	19.32	14.41	25,084,099
July 2020	19.41	12.70	40,594,509
June 2020	14.72	11.39	23,442,527
May 2020	13.92	10.16	22,187,579
April 2020	12.10	8.33	21,980,104
March 2020	11.34	5.30	36,384,408
February 2020	13.72	9.24	18,014,925
January 2020	16.30	12.82	17,409,571

The common shares of the Company are also listed and posted for trading on the New York Stock Exchange under the trading symbol "AG". The following table sets forth the high and low trading prices and trading volume of the common shares of the Company as reported by the New York Stock Exchange for the periods indicated:

Period	High ($)	Low ($)	Volume
December 2020	13.725	10.46	23,664,278
November 2020	12.20	9.62	24,050,165
October 2020	11.26	9.41	20,051,909
September 2020	12.80	9.33	29,629,920
August 2020	14.57	10.92	25,149,096
July 2020	14.50	9.38	31,878,573
June 2020	10.86	8.38	20,503,930
May 2020	10.07	7.20	18,169,720
April 2020	8.70	5.88	20,453,127
March 2020	8.48	4.23	31,929,227
February 2020	10.285	6.86	22,457,241
January 2020	12.54	9.78	19,415,220

The common shares of the Company are also quoted on the Frankfurt Stock Exchange under the symbol "FMV".

PRIOR SALES

Options

The following table sets forth the date, price and number of options that were granted by the Company during the financial year ended December 31, 2020:

Date of Grant	Number of Options Granted	Exercise Price (C$)
January 2, 2020	824,428	15.93
February 3, 2020	200,000	13.34
March 31, 2020	592,500	9.03
April 13, 2020	5,000	9.86
May 3, 2020	2,500	11.70

June 2, 2020	22,500	14.56
June 9, 2020	21,496	13.25
October 6, 2020	2,500	13.17
October 16, 2020	893,500	14.13
November 18, 2020	32,500	13.92
November 30, 2020	25,000	13.35

Restricted Share Units

The following table sets forth the date and number of restricted share units that were granted by the Company during the financial year ended December 31, 2020:

Date of Grant	Number of RSUs Granted
January 2, 2020	195,419
February 3, 2020	12,000
June 9, 2020	3,773

Performance Share Units

The following table sets forth the date and number of performance share units that were granted by the Company during the financial year ended December 31, 2020:

Date of Grant	Number of PSUs Granted
January 2, 2020	110,575
February 3, 2020	12,000

DIRECTORS AND OFFICERS

Name, Occupation and Security Holding

The following table sets out the names of the current directors and officers of the Company, their respective provinces or states and countries of residence, positions with the Company, principal occupations within the five preceding years, periods during which each director has served as a director and the number of each class of securities of the Company and percentage of such class beneficially owned, directly or indirectly, or subject to control or direction by that person.

The term of each of the current directors of the Company will expire at the Company's next Annual General Meeting unless his or her office is earlier vacated in accordance with the Articles of the Company or he or she becomes disqualified to act as a director. The Company is not required to have an executive committee but it has an Audit Committee, a Compensation Committee, and a Corporate Governance and Nominating Committee as indicated below.

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
KEITH NEUMEYER CEO, President and Director Zug, Switzerland	President of the Company from November 3, 2001 to present; Director of the Company since December 5, 1998; Director and Chairman of First Mining Gold Corp. from March 31, 2015 to present.	December 5, 1998 to present.	Common 3,769,501 Stock Options 1,034,000 RSUs 96,100 PSUs 77,900	1.7%

DOUGLAS PENROSE, B.Comm., CPA, CA (3) (5) Chairman and Director Summerland, British Columbia, Canada	Retired; Chairman of the Company from January, 2012.	September 7, 2006 to present.	Common 32,000 Stock options 28,527 RSUs 7,927 DSUs 5,855	Less than 1.0%

MARJORIE CO, BSc, LLB, MBA (3)(4)(5) Director Vancouver, British Columbia, Canada

Director, Strategic Relations of Westport Innovations from April, 2012 to February, 2015; Principal of mc3 solutions inc. from February, 2015 to present. Principal of Marjorie Co Law Corporation from March, 2020 to present.

		March 1, 2017 to present	Common 12,975 Stock Options 70,524 RSUs 7,927 DSUs 4,976	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
ROBERT A. McCALLUM, B.Sc., P. Eng. (3) (4) Director North Vancouver, British Columbia, Canada	Professional consulting engineer and President of Robert A. McCallum Inc. from 1999 to present.	December 15, 2005 to present	Common 30,035 Stock Options 25,626 RSUs 7,927 DSUs 5,855	Less than 1.0%

ANA LOPEZ, BA, LLB, CEC (4) (5) Director North Vancouver, British Columbia, Canada

Vice-President, Human Resources of TransLink from August 2013 to August 2016; Vice-President, Human Resources & People Development of British Columbia Institute of Technology from August 2016 to present.

		June 9, 2020 to present	Common 12,415 Stock options 21,496 RSUs 6,700 DSUs 4,976	Less than 1.0%

THOMAS FUDGE, JR., P.E., P.Eng. (ret) Director Grand Junction, Colorado USA

Vice President Operations, Mine General Manager and Assistant General Manager of Minera San Rafael from October 2012 to September 2016; Vice President Operations of Tahoe Resources Inc. from September 2016 to February 2019; Semi-retired consultant from February 2019 to present.

		February 17, 2021 to present	Common None Stock options None RSUs 2,250 DSUs 3,825	N/A

JEAN des RIVIÈRES, P.Geo., M.Sc.A. Director Hudson Heights, Quebec, Canada	Vice President Exploration of BHP, Santiago, Chile from August 2013 to June 2020	March 31, 2021 to present	Common 2,390 Stock options None RSUs 1,989 DSUs 3,382	Less than 1.0%

Name, Position and City, Province and Country of Residence	Principal Occupation or Employment for Past 5 Years(1)	Period as a Director of the Company	No. and Class of Securities(1)	Percentage of Class(2)
STEVEN C. HOLMES Chief Operating Officer Safford, Arizona USA

Chief Operating Officer of KGHM International from July 2015 to September 2017; Vice President Joint Venture Portfolio of Barrick Gold Corporation from May 2018 to February 2019; self-employed mining executive from February 2019 to February 2020, Chief Operating Officer of the Company from February 2020 to present.

		N/A	Common 22,500 Stock options 247,000 RSUs 37,200 PSUs 30,900	Less than 1%

RAYMOND L. POLMAN, CPA, CA Chief Financial Officer Vancouver, British Columbia, Canada	Chief Financial Officer of the Company from February 2007 to present; Director of First Mining Gold Corp. from March 2015 to present.	N/A	Common 179,200 Stock options 540,000 RSUs 32,600 PSUs 28,200	Less than 1.0%

SOPHIE HSIA, LLB, BCL, LLM General Counsel North Vancouver, British Columbia, Canada	General Counsel of Imperial Metals Corporation from March 2015 to July 2019; General Counsel of the Company from July 2019 to present.	N/A	Common 1,000 Options 162,500 RSUs 16,600 PSUs 12,700	Less than 1.0%

CONNIE LILLICO Corporate Secretary Coquitlam, British Columbia, Canada	Corporate Secretary of the Company from August 2007 to present; Corporate Secretary of First Mining Gold Corp. from March 2015 to June 2016.	N/A	Common 111,500 Stock options 397,500 RSUs 15,400 PSUs 11,800	Less than 1.0%

(1) The information as to principal occupation and shares beneficially owned has been furnished by the respective individuals.

(2) Based upon the 222,804,476 common shares of the Company issued and outstanding as of the date of this AIF.

(3) Member of the Audit Committee.

(4) Member of the Compensation Committee.

(5) Member of the Corporate Governance and Nominating Committee.

The directors and senior officers of the Company beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 4,173,516 common shares of the Company or approximately 2% of the common shares of the Company issued and outstanding as of the date of this AIF.

Cease Trade Orders, Bankruptcies, Penalties or Sanctions

To the knowledge of the Company, no director or executive officer of the Company nor a shareholder holding a sufficient number of common shares of the Company to materially affect the control of the Company, nor a personal holding company of any of them,

(a) is, at the date of this AIF or has been within the 10 years before the date of this AIF, a director or executive officer of any company (including the Company), that while that person was acting in that capacity,

(i) was the subject of a cease trade order or similar order or an order that denied the relevant company access to any exemption under securities legislation, for a period of more than 30 consecutive days; or

(ii) was subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under securities registration, for a period of more than 30 consecutive days; or

(iii) within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement, or compromise with creditors, or had a receiver, receiver manager, or trustee appointed to hold its assets; or

(b) has, within the 10 years before the date of this AIF, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or comprise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the director, officer or shareholder.

To the knowledge of the Company, no director or executive officer of the Company, nor a shareholder holding a sufficient number of common shares of the Company to affect materially the control of the Company, nor a personal holding company of any of them, has been subject to:

(a) any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b) any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

Conflicts of Interest

Certain directors of the Company are also directors or officers or shareholders of other companies that are similarly engaged in the business of acquiring, developing and exploiting mineral properties. Such associations may give rise to conflicts of interest from time to time. The directors of the Company are required by law and by the Company's policies to act honestly and in good faith with a view to the best interests of the Company and to disclose any interest which they may have in any project or opportunity of the Company. If a conflict of interest arises at a meeting of the board of directors, any director in a conflict is required to disclose his interest and abstain from voting on such matter. In determining whether or not the Company will participate in any project or opportunity, the directors will primarily consider the degree of risk to which the Company may be exposed and its financial position at that time.

AUDIT COMMITTEE INFORMATION

Pursuant to the provisions of National Instrument 52-110 Audit Committees ("NI 52-110") the Company is required to provide the following disclosure with respect to its Audit Committee.

Audit Committee Mandate

The text of the Audit Committee's Charter is attached as Appendix "A" to this AIF.

Composition of the Audit Committee

Members of the Audit Committee are Douglas Penrose, Robert McCallum and Marjorie Co. All three members are independent within the meaning of applicable securities laws and all three members are considered financially literate.

Relevant Education and Experience

Douglas Penrose received his Bachelor of Commerce degree from the University of Toronto. He has been a member of the Institute of Chartered Accountants of Ontario from 1974 to 2008 and the Institute of Chartered Accountants of British Columbia since 1978. He brings over 20 years of experience in leadership positions in corporate finance, including the position of Chief Financial Officer and was most recently the Vice President of Finance and Corporate Services at the British Columbia Lottery Corporation.

Robert McCallum graduated in 1959 from the University of Witwatersrand, South Africa with a Bachelor of Science (Mining) followed in 1971 by completing the Program for Management Development at Harvard Graduate School of Business, Boston, Massachusetts. He was most recently President and CEO of Kensington Resources Ltd. prior to its merger with Shore Gold Inc. in 2005.

Marjorie Co was called to the British Columbia Bar in 1996 and is a Member of the Law Society of British Columbia. Ms. Co obtained her Master of Business Administration and Bachelor of Laws degrees from the University of British Columbia, and her Bachelor of Science degree from Simon Fraser University. Ms. Co currently provides business development and legal advice for technology-focused organizations and start-up companies.  Her previous roles have included being the Director of Strategic Relations at Westport Innovations and Chief Development Officer at The Proof Centre of Excellence.

Reliance on Certain Exemptions

Since the commencement of the Company's most recently completed financial year, the Company has not relied on:

a. the exemption in section 2.4 (De Minimis Non-Audit Services) of NI 52-110;

b. the exemption in section 3.2 (Initial Public Offerings) of NI 52-110;

c. the exemption in section 3.4 (Events Outside the Control of the Member) of NI 52-110;

d. the exemption in section 3.5 (Death, Disability or Resignation of Audit Committee Member) of NI 52-110; or

e. an exemption from NI 52-110 in whole or in part, granted under Part 8 of NI 52-110.

Audit Committee Oversight

For the year ended December 31, 2020, the Company's Board of Directors adopted all recommendations by the Audit Committee with respect to the nomination and compensation of the external auditor.

Pre-Approval Policy and Procedures

The Audit Committee has adopted specific policies for the engagement of non-audit services to be provided to the Company by the external auditor which require the auditor to submit to the Audit Committee a proposal for services to be provided and cost estimates for approval.

External Auditor Service Fees

The following table sets out the fees billed to the Company by Deloitte LLP, Independent Registered Public Accounting Firm, and its affiliates for professional services in each of the years ended December 31, 2019 and December 31, 2020, respectively.

Category	Year ended December 31, 2020	Year ended December 31, 2019
Audit Fees	$1,039,000	$1,041,000
Audit Related Fees	$37,000	$59,000
Tax Fees	Nil	Nil
All Other Fees	Nil	Nil

Audit fees include fees for services rendered by the Independent Registered Public Accounting Firm in relation to the audit and review of our financial statements and in connection with our statutory and regulatory filings. The 2020 fee includes amounts for 2020 audit services as well as final billings from the 2019 audit which were received in 2020.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director, executive officer or persons or companies who beneficially own, control or direct, directly or indirectly, more than 10 percent of any class of outstanding voting securities of the Company, nor any associate or affiliate of the foregoing persons, has or has had any material interest, direct or indirect, in any transactions with the Company within the three most recently completed financial years or during the current financial year, that has materially affected or is reasonably expected to have a material effect on the Company.

TRANSFER AGENT AND REGISTRAR

The Company's transfer agent and registrar is Computershare Trust Company of Canada ("Computershare"). Computershare's register of transfers for the common shares of the Company is located at 510 Burrard Street, Second Floor, Vancouver, British Columbia, Canada, V6C 3B9.

LEGAL PROCEEDINGS AND REGULATORY ACTIONS

Legal Proceedings

Davila Santos Litigation

Pursuant to a share purchase agreement (the "FSR Purchase Agreement") dated April 3, 2006, the Company acquired a controlling interest in First Silver Reserve ("FSR") for an aggregate purchase price of C$53.4 million. The purchase price was payable to Hector Davila Santos ("Davila Santos") in three instalments. The first and second instalments totaling C$40.0 million were paid in accordance with the FSR Purchase Agreement. The final 25% instalment of C$13.3 million was not paid to Davila Santos as a result of a dispute between the Company and Davila Santos and his private company involving a mine in México (the "Bolaños Mine") as set out further below.

In November 2007, the Company and FSR commenced an action against Davila Santos (the "Action"). The Company and FSR alleged, among other things that, while holding the positions of director, President and Chief Executive Officer of FSR, Davila Santos through his private company, acquired control of the Bolaños Mine in breach of his fiduciary duties to FSR.

In April 2013, the Company received a positive judgment (the "BC Judgment") from the Supreme Court of British Columbia (the "BC Court"), which awarded the sum of C$96.3 million in favour of First Majestic. The Company received the sum of C$14.85 million (representing monies previously held in trust by Davila Santos' lawyer) on June 27, 2013 in partial payment of the April 24, 2013 judgment, leaving an unpaid amount of approximately C$81.45 million. Subsequently, the BC Court granted orders restricting any transfer or encumbrance of the Bolaños Mine by the defendant and limiting mining at the Bolaños Mine. The orders also require that the defendant preserve net cash flow from the Bolaños Mine in a holding account and periodically provide to the Company certain information regarding the Bolaños Mine and the holding account and periodically provide to the Company certain information regarding the Bolaños Mine (collectively, the "BC Orders").

As of December 2016, Davila Santos had exhausted all possible appeals in Canada of the BC Judgment. The Company is now seeking to enforce the BC Judgment and BC Orders in México and elsewhere. To that end, the Company obtained a favourable judgment from the Third Civil District Judge of México City on December 27, 2018, which was later confirmed on appeal on May 17, 2019. Davila Santos then filed a claim before the First Circuit Court which declared on October 25, 2019 that the BC Judgment was contrary to the public order of the Mexican State (the "Public Order Judgment").  The Company filed an appeal for review of the Public Order Judgment on November 14, 2019 before the Thirteenth Federal Court on Civil Matters in Mexico City. Before the Thirteenth Federal Court could render its judgment, Davila Santos filed a petition on August 25, 2020 to Mexico's Supreme Court of Justice (the "MX Supreme Court") to attract the case, and on November 18, 2020, the MX Supreme Court made the determination that the case met the threshold requirements for its review. Resolution of the appeal by the MX Supreme Court remains outstanding due to pandemic-related restrictions on the judiciary.

There can be no guarantee of collection on any of the remaining C$81.45 million of the judgment amount and it is likely that it will be necessary to take additional action in México and/or elsewhere to recover the balance. Therefore, the Company has not accrued in its financial statements any additional amounts related to the remaining unpaid judgment in favour of the Company.

Mexican Tax Proceedings

As described above under "Risk Factors - Challenges to the Advance Pricing Agreement", the SAT, the Mexican tax authority, initiated a legal proceeding seeking to nullify the APA which it issued to Primero in 2012.  The APA confirmed Primero's basis for paying taxes on the price it realized for certain silver sales between 2010 and 2014. In 2019 and 2021, pursuant to the ongoing tax audits and in advance of the expiry of statute barred periods of reassessment, the SAT issued reassessments against PEM for the 2010 to 2013 tax years in the total amount of $378.7 million. The SAT has not yet issued a new APA ruling or re-assessed PEM in respect of its sales of silver for 2014. On September 23, 2020 the Federal Court issued a decision nullifying the APA and directing the SAT to issue a new APA ruling and on November 12, 2020 the Company received written reasons for the decision from the Federal Court. On November 30, 2020 the Company filed an appeal of the Federal Court's decision with the Circuit Courts. The Company intends to continue to challenge the actions of the SAT in Mexican courts, however due to the ongoing COVID-19 crisis, the Mexican courts are currently available only on a restricted basis for further hearings on these matters.  The Company is unable to provide any certainty as to the outcome or timing of such challenge. No tax is payable under the reassessments while such challenges are in process. If the Company's challenge is not successful it would have a material adverse effect on the Company's business, financial condition and results of operations.

For the 2015 and subsequent tax years through to the Company's acquisition of PEM, Primero continued to record its revenue from sales of silver for purposes of Mexican tax accounting in a manner consistent with the APA on the basis that the applicable facts and laws have not changed, and has paid its taxes accordingly. To the extent the SAT determines that the appropriate price of silver sales under the Internal Stream Agreement is significantly different from the PEM Realized Price and while PEM would have rights of appeal in connection with any reassessments, it would have a material adverse effect on the Company's business, financial condition and results of operations.

Regulatory Actions

No penalties or sanctions were imposed against the Company by a court relating to securities legislation or by a securities regulatory authority during the year ended December 31, 2020.

No penalties or sanctions were imposed by a court or regulatory body against the Company that would likely be considered important to a reasonable investor in making an investment decision.

The Company did not enter into any settlement agreements before a court relating to securities legislation or with a securities regulatory authority during the year ended December 31, 2020.

MATERIAL CONTRACTS

Other than material contracts entered into in the ordinary course of business and upon which the Company's business is not substantially dependent, the following contracts are considered material contracts of the Company:

  the Note Indenture;
  the 2019 Sales Agreement; and
  The Jerritt Canyon Acquisition Agreement.

INTERESTS OF EXPERTS

Deloitte LLP is the independent registered public accounting firm of the Company and is independent within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British and the applicable rules and regulations of the Securities and Exchange Commission and the Public Company Accounting Oversight Board (United States).

Ramon Mendoza Reyes, P. Eng., Gregory Kenneth Kulla, P. Geo., Persio P. Rosario, P.Eng., Maria Elena Vazquez, P. Geo., Phillip J. Spurgeon, P. Geo., Brian Boutilier, P.Eng. of the Company and David Rowe, CPG and Joaquin Merino, P. Geo, prepared certain technical reports or information relating to the Company's mining properties. To management's knowledge, Mr. Rowe and Mr. Merino, do not have any registered or beneficial interests, direct or indirect, in any securities or other property of the Company (or of any of its associates or affiliates). Mr. Rowe is a Consulting Principal Resource Geologist and Mr. Merino is a Senior Advisor in Geology for the Company.  Mr. Mendoza-Reyes is the Vice President of Technical Services of the Company, Mr. Kulla is the Vice President of Exploration of the Company, Mr. Rosario is the Vice President of Processing, Metallurgy and Innovation of the Company, Ms. Vazquez is the Geological Database Manager of the Company, Mr. Spurgeon is the Senior Resource Geologist of the Company, and Mr. Boutilier is Manager of Technical Services of the Company. Each of Mr. Mendoza-Reyes, Mr. Kulla, Mr. Rosario, Ms. Vazquez, Mr. Spurgeon and Mr. Boutilier hold stock options, restricted share units and/or performance share units of the Company which represent less than 1% of the outstanding shares of the Company.

ADDITIONAL INFORMATION

Additional information relating to the Company may be found on SEDAR at www.sedar.com.

Additional information including directors' and officers' remuneration and indebtedness, principal holders of the Company's securities, and securities authorized for issuance under the Company's equity compensation plan, as applicable, is contained in the Company's information circular for its most recent annual general meeting.

Additional financial information is provided in the Company's audited financial statements (amended) for the years ended December 31, 2021 and 2020 and the Management's Discussion and Analysis of the Company for the year ended December 31, 2020, a copy of which may be requested from First Majestic's head office, or may be viewed on the Company's website (www.firstmajestic.com) or on SEDAR (www.sedar.com).

APPENDIX "A"

TO THE ANNUAL INFORMATION FORM OF

AUDIT COMMITTEE CHARTER

INTRODUCTION

The purpose of the Audit Committee (the "Committee") is to assist the board of directors (the "Board") of the Company in its oversight responsibilities for:

•  the quality and integrity of the Company's financial statements;

•  the Company's compliance with legal and regulatory requirements;

•  the qualifications, independence and performance of the Company's external auditor;

•  the Company's systems of disclosure controls and procedures, internal controls over financial reporting, and compliance with ethical standards adopted by the Company.

Consistent with this function, the Committee should encourage continuous improvement of, and should foster adherence to, the Company's policies, procedures, and practices at all levels. The Committee should also provide for open communication among the Company's external auditor, financial and senior management, and the Board.

AUTHORITY

The Committee has the authority to conduct investigations into any matters within its scope of responsibility and obtain advice and assistance from outside legal, accounting, or other advisers, as necessary, to perform its duties and responsibilities.

In carrying out its duties and responsibilities, the Committee shall also have the authority to meet with and seek any information it requires from employees, officers, directors, or external parties.

The Company will provide appropriate funding, as determined by the Committee, for compensation to the Company's external auditor, to any advisers that the Committee chooses to engage, and for payment of ordinary administrative expenses of the Committee that are necessary or appropriate in carrying out its duties.

COMPOSITION

1.	The Audit Committee must be composed of a minimum of three members. Every member of the Audit Committee must be a director of the Company.

2.

All members of the Committee must, to the satisfaction of the Board, be independent and financially literate in accordance with applicable corporate and securities laws, regulations and stock exchange rules and have such other qualifications as determined by the Board from time to time.

3.	No Committee member may serve on the audit committees of more than two other reporting issuers.

RESPONSIBILITIES

To fulfill its responsibilities and duties, the Committee will:

Financial Reporting

4.	Meet with management and, where appropriate, the Company's external auditor to review:

(i) the annual audited financial statements, with the report of the Company's external auditors, Management's Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(ii) interim unaudited financial statements, Management's Discussion and Analysis for such period and the impact of unusual items and changes in accounting policies and estimates;

(iii) financial information in earnings press releases, including the type and presentation of information, paying particular attention to any pro forma or adjusted non-IFRS information;

(iv) financial information in annual information forms, and annual reports;

(v) prospectuses;

(vi) the report that the United States Securities and Exchange Commission requirements be included in the Company's annual proxy statement; and

(vii)  financial information in other public reports and public filings requiring approval by the Board.

5.

Discuss with management financial information and earnings guidance provided to analysts and ratings agencies. Such discussions may be in general terms (i.e., discussion of the types of information to be disclosed and the type of presentations to be made).

External Auditor

6.

Recommend for appointment by shareholders, compensate, retain, and oversee the work performed by the Company's external auditor retained for the purpose of preparing or issuing an audit report or related work.

7.

Review the performance and independence of the Company's external auditor, including obtaining written confirmation from the Company's external auditor that it is objective and independent within the meaning of applicable securities legislation and the applicable governing body of the institute to which the external auditor belongs, and remove the Company's external auditor if circumstances warrant.

8.

Actively engage in dialogue with the Company's external auditor with respect to any disclosed relationships or services that may affect the independence and objectivity of the auditor and take appropriate actions to oversee the independence of the Company's external auditor.

9.

Review and preapprove (which may be pursuant to preapproval policies and procedures) all services (audit and non-audit) to be provided by the Company's external auditor. The authority to grant preapprovals may be delegated to one or more designated members of the Committee, whose decisions will be presented to the full Committee at its next regularly scheduled meeting.

10.	Consider whether the auditor's provision of permissible non-audit services is compatible with the auditor's independence.

11.	Review with the Company's external auditor any problems or difficulties and management's responses thereto.

12.	Oversee the resolution of disagreements between management and the Company's external auditor if any such disagreement arises.

13.	Hold timely discussions with the Company's external auditor regarding the following:

a)	All critical accounting policies and practices;

b)

All alternative treatments of financial information within IFRS related to material items that have been discussed with management, ramifications of the use of such alternative disclosures and treatments, and the treatment preferred by the Company's external auditor; and

c)	Other material written communications between the Company's external auditor and management, including, but not limited to, the management letter and schedule of unadjusted differences.

14.	At least annually, obtain and review a report by the Company's external auditor describing:

a)	The Company's external auditor's internal quality-control procedures;

b)

Any material issues raised by the most recent internal quality-control review or peer review, or by any inquiry or investigation by governmental or professional authorities within the preceding five years with respect to independent audits carried out by the Company's external auditor, and any steps taken to deal with such issues; and

c)	All relationships between the Company's external auditor and the Company.

This report should be used to evaluate the Company's external auditor's qualifications, performance, and independence. Further, the committee will review the experience and qualifications of the lead audit partner each year and consider whether all partner rotation requirements, as promulgated by applicable rules and regulations, have been complied with. The committee will also consider whether there should be rotation of the Company's external auditor itself. The Committee should present its conclusions to the full board.

15.	Set policies, consistent with governing laws and regulations, for hiring former personnel of the Company's external auditor.

Financial Reporting Processes, Accounting Policies and Internal Control Structure

16.	In consultation with the Company's external auditor, review the integrity of the Company's financial reporting processes.

17.

Periodically review the adequacy and effectiveness of the Company's disclosure controls and procedures and the Company's internal control over financial reporting, including any significant deficiencies and significant changes in internal controls.

18.

Understand the scope of the Company's external auditors' review of internal control over financial reporting and obtain reports on significant findings and recommendations, together with management responses.

19.

Receive and review any disclosure from the Company's Chief Executive Officer and Chief Financial Officer made in connection with the certification of the Company's quarterly and annual financial statements, regarding:

a)

significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the Company's ability to record, process, summarize, and report financial data; and

b)	any fraud, whether or not material, that involves management or other employees who have a significant role in the Company's internal controls.

20.

Review major issues regarding accounting principles and financial statement presentations, including any significant changes in the Company's selection or application of accounting principles; major issues as to the adequacy of the Company's internal controls; and any special audit steps adopted in light of material control deficiencies.

21.

Review analyses prepared by management and the Company's external auditor setting forth significant financial reporting issues and judgments made in connection with the preparation of the financial statements, including analyses of the effects of alternative accounting methods on the financial statements.

22.	Review the effect of regulatory and accounting initiatives, as well as off-balance-sheet structures, on the financial statements of the Company.

23.	Review and report to the Board with respect to all related-party transactions, unless a special committee has been established by the Board to consider a particular matter.

24.

Establish and oversee procedures for the receipt, retention, and treatment of complaints regarding accounting, internal accounting controls, or auditing matters, including procedures for confidential, anonymous submissions by Company employees regarding questionable accounting or auditing matters.

Ethical Compliance, Legal Compliance and Risk Management

25.	Oversee, review, and periodically update the Company's Code of Ethical Conduct and the Company's system to monitor compliance with and enforce this code.

26.	Review, with the Company's counsel, legal compliance and legal matters that could have a significant impact on the Company's financial statements.

27.

Discuss policies with respect to risk assessment and risk management, including appropriate guidelines and policies to govern the process, as well as the Company's major financial risk exposures and the steps management has undertaken to control them.

28.	Consider the risk of management's ability to override the Company's internal controls.

29.

Review with the Company's external auditors, and if necessary, legal counsel, any litigation, claim or contingency, including tax assessments, that could have a material effect upon the financial position of the Company and the manner in which these matters are being disclosed in the financial statements.

30.	Review adequacy of security of information, information systems and recovery plans.

31.	Review the Company's insurance, including directors' and officers' coverage, and provide recommendations to the Board.

Other Responsibilities

32.	Report regularly to the Board regarding the execution of the Committee's duties and responsibilities, activities, any issues encountered and related recommendations.

33.	Discuss, with the Company's external auditor the extent to which changes or improvements in financial or accounting practices have been implemented.

34.	Conduct an annual performance assessment relative to the Committee's purpose, duties, and responsibilities outlined herein.

EFFECTIVE DATE

This Charter was approved and adopted by the Board on March 10, 2014 as amended on November 30, 2017 (the "Effective Date") and is and shall be effective and in full force and effect in accordance with its terms and conditions from and after such date.

GOVERNING LAW

This Charter shall be interpreted and enforced in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable in that province.